UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____ .

Commission file number 000-56225

GOODNESS GROWTH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	**82-3835655**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
207 South 9th Street **Minneapolis, Minnesota**	**55402**
(Address of principal executive offices)	(Zip Code)

(612) 999-1606
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
None
Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
Subordinate Voting Shares
Multiple Voting Shares
Super Voting Shares
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10 D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the shares of Subordinate Voting Shares and Multiple Voting Shares (based on as converted basis, based on the closing price of these shares on the OTCQX) on June 30, 2023, held by non-affiliates of the registrant was approximately $20,224,616.

As of March 29, 2024, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares –111,041,230; Multiple Voting Shares – 320,851; and Super Voting Shares – 0.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2023 Annual and Special Meeting of Shareholders (the "2023 Management Information Circular and Proxy Statement").

GOODNESS GROWTH HOLDINGS, INC.
TABLE OF CONTENTS

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EXPLANATORY NOTE

Unless the context provides otherwise, references herein to "**we**," "**us**," "**our**," "**Company**" or "**Goodness Growth**" refer to Goodness Growth Holdings, Inc. together with our wholly owned subsidiaries. References to "**Darien Business Development Corp.**" or "**Darien**" refer to the Company prior to completion of the RTO (as hereinafter defined).

Unless otherwise indicated, all references to "**$**" or "**US$**" in this report refer to United States dollars, and all references to "**C$**" refer to Canadian dollars.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "**Securities Act**") as modified by the Jumpstart Our Business Startups Act of 2012 (the "**JOBS Act**"). As an emerging growth company, we may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include:

- Reduced disclosure about our executive compensation arrangements;

- Exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

- Our election under Section 107(b) of the JOBS Act to delay adoption of new or revised accounting standards with different effective dates for public and private companies until those standards would otherwise apply to private companies; and

- Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission (the "**SEC**") or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Form 10-K contains statements that we believe are, or may be considered to be, "forward-looking statements" under U.S. or Canadian securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations, or assumptions regarding the future of the business, future plans and strategies, operational results, and other future conditions of the Company. All statements other than statements of historical fact included in this report regarding the prospects of our industry or our prospects, plans, financial position, or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "expect," "plan," "expected," "scheduled," "estimates," "estimated," "forecasts," "continue," "continued," "anticipate," "will," "expectations," "cannot," "could," "believe," "focused," "intention," "strategic," "future," "approach," "strategy," "efforts," "potential," "potentially," "possible," "may," "intend," "intended," "intent," "should," "might," "would," "achieve," "allowed to," "over time," "likely," "remain," "opportunities," "seeking," or the negative or plural of these words or similar expressions or variations. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as many important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, and intentions expressed in such forward-looking statements. Risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described in "*Risk Factors*" in this report.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report, which reflect management's opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this report.

PART I

Item 1.   **Business**

Background

Goodness Growth Holdings, Inc. is a reporting issuer in Canada, with its securities listed for trading on the Canadian Securities Exchange (the "**CSE**") under the symbol "GDNS" and on the OTCQX under the symbol "GDNSF". Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in four limited-license medical and adult-use markets, Goodness Growth cultivates and manufactures cannabis products in environmentally friendly greenhouses and other facilities and distributes these products through our growing network of Green Goods™ and other Goodness Growth branded retail dispensaries, as well as third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

As of March 27, 2024, Goodness Growth has licenses and operates in three states, consisting of Maryland, Minnesota, and New York. Additionally, the Company has non-operating assets and liabilities in Nevada, Puerto Rico, and Massachusetts. As of March 27, 2024, we retail cannabis products in 14 dispensaries located in Maryland (2), Minnesota (8), and New York (4) and wholesales cannabis products, through third-party companies, in Maryland, Minnesota, and New York.

Our registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. Our head office is located at 207 South Ninth Street, Minneapolis, Minnesota 55402.

History of the Company

Our business was established in 2014 as Minnesota Medical Solutions, LLC, and we received our first license in December 2014. The Company was incorporated under the *Business Corporations Act* (Alberta) on November 23, 2004 under the name "Initial Capital Inc." On May 8, 2007, the Company changed its name to "Digifonica International Inc." following the completion of a qualifying transaction. On December 9, 2013, the Company continued into British Columbia under the name of "Dominion Energy Inc.", subsequently changed its name to "Dynamic Oil & Gas Exploration Inc." on June 30, 2014, and to "Darien Business Development Corp." on March 13, 2017. On March 18, 2019, the Company changed its name to "Vireo Health International, Inc." following the completion of a reverse takeover transaction (the "**RTO**") with Vireo Health, Inc. ("**Vireo U.S.**").

Vireo U.S. had previously acquired all the equity of Minnesota Medical Solutions, LLC, and Empire State Health Solutions, LLC, in an equity interest swap transaction on January 1, 2018.

Pursuant to the RTO, on March 18, 2019, the Company acquired all the issued and outstanding shares of Vireo U.S. and, as a result, the former shareholders of Vireo U.S. acquired control of the Company, as they owned a majority of the outstanding shares of the Company, and continued on with our business.

On June 9, 2021, we changed our name to "Goodness Growth Holdings, Inc."

Arrangement Agreement

We and Verano Holdings Inc. ("**Verano**") entered into an Arrangement Agreement dated January 31, 2022, later amended on June 22, 2022 (combined, the "**Arrangement Agreement**"). Pursuant to the Arrangement Agreement, Verano agreed, among other things, to acquire all of the outstanding shares of Goodness Growth.

We received notice from Verano on October 13, 2022, of Verano's purported termination of the Arrangement Agreement. We believe that Verano has no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement, and on October 13, 2022 commenced an action in the Supreme Court of British Columbia against

Verano. See "*Item 3. Legal Proceedings – Verano*" and "*Item 1A. Risk Factors – We are involved in litigation with Verano, the outcome of which is uncertain*".

Description of the Business

Overview of the Company

Goodness Growth is a United States-based multi-state cannabis company with significant operations in three core markets of Maryland, Minnesota, and New York. We also previously operated in the New Mexico market, but, in June 2023, we sold our business operations in New Mexico. We are science-focused and dedicated to providing patients and adult-use customers with high quality cannabis-based products. We cultivate cannabis in environmentally friendly greenhouses, manufacture pharmaceutical-grade cannabis extracts, and sell our products at both Company-owned and third-party dispensaries to qualifying patients and adult-use customers. We currently serve thousands of customers each month.

In 2021, New York adopted legislation allowing adult-use cannabis and sales began in January, 2023. Maryland voters approved adult-use marijuana legalization in the fourth quarter of 2022, and adult-use sales began on July 1, 2023. On May 30, 2023, Minnesota Governor Tim Walz signed a bill to legalize marijuana into law. Adult-use sales are expected to commence in Minnesota in 2025. As of March 27, 2024, three of our markets are operational, 14 of our total retail dispensary licenses open for business.

Our principal locations and type of operation are listed below:

Location	Nature and Status of Operations	Opened or Acquired
Hurlock, Maryland	Fully operational processing facility	Opened in 2018
Baltimore, Maryland	Fully operational dispensary facility	Acquired in 2021
Frederick, Maryland	Fully operational dispensary facility	Opened in 2021
Massey, Maryland	Fully operational cultivation facility	Opened in 2021
Holland, Massachusetts	Cultivation land purchased; pre-development	Acquired in 2019
Otsego, Minnesota	Fully operational cultivation and processing facility	Opened in 2015
Minneapolis, Minnesota	Fully operational dispensary facility	Opened in 2015
Bloomington, Minnesota	Fully operational dispensary facility	Opened in 2016
Moorhead, Minnesota	Fully operational dispensary facility	Opened in 2015
Rochester, Minnesota	Fully operational dispensary facility	Opened in 2015
Hermantown, Minnesota	Fully operational dispensary facility	Opened in 2020
Blaine, Minnesota	Fully operational dispensary facility	Opened in 2020
Burnsville, Minnesota	Fully operational dispensary facility	Opened in 2020
Woodbury, Minnesota	Fully operational dispensary facility	Opened in 2020
Caliente, Nevada	Initial cultivation and processing facility complete; awaiting interior build out	Acquired in 2021
Johnstown, New York	Fully operational cultivation and processing facility	Opened in 2016
Colonie, New York	Fully operational dispensary facility	Opened in 2016
Elmhurst, New York	Fully operational dispensary facility	Opened in 2016
Johnson City, New York	Fully operational dispensary facility	Opened in 2016
White Plains, New York	Fully operational dispensary facility	Opened in 2016

Our mission is to provide patients and consumers with best-in-class cannabis products and expert advice, informed by medicine and science. We also are seeking to develop intellectual property that is complementary to our mission, including novel product formulations, novel delivery systems and harm-mitigation processes.

We have developed proprietary cannabis strains, cultivation methods, carbon dioxide extraction, ethanol extraction, and other processes related to the production, refinement, and packaging of cannabis products. We have documented the relevant processes in the form of standard operating procedures and work instructions, which are only shared with third parties when absolutely required and then only upon receipt of written non-disclosure agreements.

We have sought and continue to seek to protect our trademark and service mark rights. Because the cultivation, processing, possession, transport and sale of cannabis and cannabis-related products remain illegal under the Controlled Substances Act (as defined below) we are not able to fully protect our intellectual property at the federal level. As a result, we have sought and continue to seek federal registrations in limited classes of goods and services and have obtained several state registrations.

The Cannabis Industry and Business Lines of the Company

According to market research projections by cannabis researcher Brightfield Group, U.S. sales of legal cannabis are expected to reach over $50 billion by 2026.

As described further below, United States federal law now bifurcates the legality of "hemp" (defined as any part of the Cannabis sativa L plant, including any seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers thereof, whether growing or not, with a tetrahydrocannabinol ("THC") concentration of less than 0.3% on a dry weight basis) from "marihuana" (also commonly known as "marijuana"). For purposes of this filing, the term "cannabis" means "marihuana" as set forth in the Controlled Substances Act (21 U.S.C. § 811) (the "**Controlled Substances Act**") and is used interchangeably with the term "marijuana."

To date, in the United States, medical cannabis has been legalized in 40 states and the District of Columbia, while 24 states and the District of Columbia have approved cannabis for recreational use by adults (adult-use).

We strive to meet best-in-class health, safety and quality standards relating to the growth, production and sale of cannabis medicines, and products for consumers. Our offerings include cannabis flower, cannabis oil, cannabis topicals, orally ingestible tablets, capsules featuring cannabinoids, and vaporizer pens and cartridges.

We are a vertically integrated cannabis company that operates from "seed-to-sale." We have three business lines:

i. Cultivation: We grow cannabis in outdoor, indoor and greenhouse facilities. Our expertise in growing enables us to produce award-winning and proprietary strains in a cost-effective manner. We sell our products in company-owned or -managed dispensaries and to third parties where lawful.

ii. Production: We convert cannabis biomass into formulated oil, using a variety of extraction techniques. We use some of this oil to produce consumer products such as vaporizer cartridges and edibles, and we sell some oil to third parties in jurisdictions where this practice is lawful.

iii. Retail Dispensaries: We operate retail dispensaries that sell proprietary and, where lawful, third-party cannabis products to retail customers and patients.

Cultivation

We have rights to operate cultivation facilities in six states and Puerto Rico. Although pricing pressure for dried flower in several mature cannabis markets has led some operators to eschew cultivation, in certain markets the transition from medical-only to adult-use cannabis has increased wholesale market prices significantly. We believe that our cultivation operations provide certain other benefits, including:

i. Low Cost: We continually seeks ways to optimize our growing processes and minimize expenses. By having control over our own cultivation, we can reduce input costs and maximize margins. We believe that production at scale is critical to drive down unit cost.

ii. Product Availability: Control over our cultivation facilities allows us to monitor and update the product mix in our dispensaries to meet evolving demand, especially in the form of strain selection and diversity.

iii. Quality Assurance: Quality and safety of cannabis products are critically important to our customers. Control over growing processes greatly reduces the risk of plant contamination or infestation. We believe that products with consistent quality can demand higher retail prices.

Our focuses on quality, potency, strain diversity and production at scale are important because we believe that the wholesale market for cannabis plant material will become increasingly price competitive over time. More companies are entering, and will likely continue to enter, this segment of the industry. We believe that manufacturers and retailers that source high-quality, low-cost plant material will have a significant advantage in the medium and long term.

Cultivation and Production Facilities

Except for our bifurcated cultivation-only and production-only facilities in Maryland, we operate combined cultivation and production facilities. Each cultivation and production facility focuses primarily on the development of cannabis products and dried cannabis plant material for medical and other consumer use, as well as the research and development of new strains of cannabis. At all our facilities, we focus on consumer safety and maintaining strict quality control. The methods used in our facilities result in several key benefits, including consistent production of high-quality product and the minimization of product recalls and complaints from patients and adult-use customers.

Our cultivation business line operates year-round. Operations and sales trends in select markets where we operate do follow seasonal trends with various times of the year providing an opportunity for outdoor cultivation, seasonal impacts on sales in summer and winter months in market in the southwest and northeast and promotional activity increases around specific industry and holiday events, including April 20, July 10 and Green Wednesday (the Wednesday before Thanksgiving).

We operate the following cultivation and production facilities as of the close of business on March 27, 2024:

Maryland:	• We operate one cultivation facility of approximately 110,000 square feet and one production facility of approximately 30,000 square feet.
	• In March 2021, we transferred the cultivation license from our formerly co-located cultivation and processing facility to another facility consisting of approximately 110,000 square feet of greenhouse space and associated land and buildings. The production operation remains at the original combined cultivation and processing facility.
	• We have a number of customers; our results of operations and financial results in Maryland are not dependent upon sales to one or a few major customers.
	•
Minnesota	• Currently operate one cultivation and production facility of approximately 90,000 square feet.
	• We have a large number of customers; our results of operations and financial results in Minnesota are not dependent upon sales to one or a few major customers.
New York	• Currently operate one cultivation and production facility of approximately 60,000 square feet. Additional 120,000 square feet of cultivation and productions space is under construction and intended primarily to support the adult-use market, when and if we are licensed to sell into that market.
	• We purchase a modest portion of our manufactured products inventory from several other registered organizations.
	• We have a large number of customers; our results of operations and financial results in New York are not dependent upon sales to one or a few major customers.

Manufacturing

We manufacture, assemble, and package cannabis finished goods across a variety of product segments:

i. <u>Inhalable</u>: flower and trim, dabbable concentrates (e.g., Hash, Rosin, Temple Balls), distillate pre-filled vaporizer pens and cartridges, pre-rolls, distillate syringes.

ii. <u>Ingestible</u>: edibles, tablets, softgels, oral solutions, oral spray, tinctures, lozenges.

iii. <u>Topicals</u>: balms and topical bars.

We have wholesale operations in Maryland, Minnesota, and New York. Manufactured products are sold to third parties, where allowed, and are also distributed to Company-owned and operated retail dispensaries.

Supply Chain

We have vertically integrated in the markets in which we operate. In the normal course of our business, we purchase input materials and components that we utilize in the cultivation, processing, manufacture and distribution of our products. No individual supplier represents a significant portion of our purchases or represent a material risk to our operations.

Principal Products or Services

Our brands include:

- Vireo Spectrum™ brand pre-filled distillate vaporizer pens and cartridges, syringes, bulk oil, softgels, tablets, oral solutions, oral spray, topical bars, and topical balms;

- Vireo Selects™ brand distillate vaporizer pens and syringes

- 1937™ brand distillate vaporizer pens and cartridges, flower and trim, and dabbable concentrates (e.g., Hash, Rosin, Temple Balls);

- Boundary Waters™ pre-roll products, RSO Gummies, Half Gram Vapes

- Hi-Color™ edibles;

- Kings and Queens™ concentrates, including live and cured resin badder, budder, sugar, and sauce; and Infused Pre-rolls and Live Resin Pre-filled Vaporizer Cartridges

- Simple™ brand distillate vaporizer cartridges and 14g/28g Flower

- Dr. Westwater™ Topical Balms

- Small A$$ Bud™ 14g flower

- Hi*AF™ distillate vaporizer disposable pens and pre-filled cartridges

- Various other flower and trim brands.

The following table shows which principal manufactured products we currently sell at our dispensaries in our various markets:

Market	Principal Products
Maryland	1937 Vape Cartridges; Vireo Selects Vape Cartridges; 1937 Concentrates; 1937 Pre-Rolls; 1937 Pre-Pack Flower; 1937 Bulk Flower; 1937 Bulk Trim; Hi-Color™ edibles; Kings and Queens™ concentrates, infused pre-rolls, and vape cartridges; Small A$$ Buds bulk flower, Hi*AF™ distillate vaporizer disposable pens and pre-filled cartridges
Minnesota	Vireo Selects Vape Cartridges and Syringes, , Vireo Spectrum Flower and Pre-Rolls, Boundary Waters Pre-Rolls, Vireo Spectrum Capsules; Vireo Spectrum Tincture; Vireo Spectrum Oral Solution; Vireo Spectrum Oral Spray; Vireo Spectrum Syringe/Bulk Oil; Vireo Spectrum Tablet; Vireo Spectrum Topical Balm; Vireo Spectrum Topical Bar, Simple Vape Cartridges and Bulk Flower, Dr. Westwater Topical Balms, Boundary Waters RSO Gummies, Boundary Waters Pre-Rolls, Boundary Waters Vapes
New York	Vireo Selects Vape Cartridges, Vireo Spectrum Vape Cartridges; Hi-Color™ edibles, Vireo Spectrum Syringes/Bulk Oil; Vireo Spectrum Softgel; Moonlight Softgel; Vireo Spectrum Oral Solution; Vireo Spectrum Oral Spray; Vireo Spectrum Balm; Vireo Spectrum Flower; Vireo Spectrum Pre-Rolls, Simple Vape Cartridges, Simple 14g/28g Small Bud Flower.

Retail Strategy

We have invested substantial resources in developing customer-friendly store designs and floorplans. In 2020, we began constructing new dispensaries using a new layout and color scheme tied to the Green Goods™ trademark and began converting existing dispensaries to this new theme.

Members of our management team have experience in real estate development, which has enabled us to secure premium locations for some of our dispensaries. Typically, we seek locations with high foot traffic and good visibility, close to densely populated residential areas. We also consider location, vehicular traffic, demographics, and competitor locations when selecting retail locations.

Principal Business Objectives

Our principal business objectives over the next 12-month period include achieving positive operating cash flow through cost discipline, operational excellence, and product quality; improving the quality and efficiency of flower production in Maryland and Minnesota; pursuing non-core asset divestitures; managing the balance sheet with capital partners to grow into being a strong credit.

Employees and Human Capital Resources

As of March 1, 2024, we had 490 employees, 385 of whom were full time employees. Certain of our employees in Maryland, Minnesota and New York are represented by local offices of the United Food and Commercial Workers International Union ("**UFCW**"). The collective bargaining agreements with the employees in these states expire as follows:

State	Agreement Expiration
Maryland	October 31, 2024
Minnesota	November 21, 2024
New York (Security)	January 31, 2024
New York (non-drivers)	October 31, 2023

Our collective bargaining agreements in New York are expired. Negotiations are in process, and a resolution is expected. We consider our relations with our employees, with UFCW and with Local 811 to be good overall.

Our human capital resources objectives include identifying, recruiting, retaining, incenting and integrating our existing and additional employees into our collaborative, results-focused culture. Our compensation program is designed to attract, motivate and retain highly qualified executives and employees. We are committed to a culture that values diversity, mutual respect, equity and collaboration that helps achieve our enterprise goals.

Research and Development

Our former research and development activities primarily focused on developing new, innovative, and patent-protectable products for the cannabis market. These efforts have focused on novel cannabinoid formulations as well as accessory products designed to improve the cannabis consumption experience. We also experimented with plant spacing and nutrient blends, cannabis variety trialing and improved pest management techniques. We also engaged in research and development activities focused on developing new extracted or infused products.

Patents and Trademarks

We hold two patents for "Tobacco Products with Cannabinoid Additives and Methods for Reducing the Harm Associated with Tobacco Use" (US Patents 10,369,178 and 10,702,565) and have a number of other patents pending with the United States Patent and Trademark Office ("**USPTO**").

We have successfully registered the trademarks Vireo Health® and Green Goods® with the USPTO and have applied to register a number of other trademarks with the USPTO, including:

- 1937™
- Terp Safe™
- Amplifi™

Competitive Conditions and Position

Historically, Vireo U.S. won licenses in competitive, merit-based selection processes. We pursued opportunities in limited license markets with higher barriers to entry presenting an opportunity for higher returns or the development of strategic opportunities.

The industry is highly competitive with many operators, including large multi-state operators and smaller regional and local enterprises. We face competition from other companies that have greater resources, enhanced access to public equity and debt markets, superior cultivation and manufacturing capabilities, lower operating costs, better-located retail facilities, more experienced management, or that may be more mature as businesses. There are several multi-state operators that we compete directly with in some of our operating markets. Aside from current direct competition, other operators that are sufficiently capitalized to enter the Company's markets through new licensure or acquisitive growth are also considered potential competitors. Similarly, if and to the extent we continue to enter new markets, we will encounter new direct competitors.

See "*Risk Factors – We face intense competition in a new and rapidly growing industry from licensed companies with more experience and financial resources than we have and from unlicensed and unregulated participants.*"

Regulation of Cannabis in the United States

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we operate through our subsidiaries. We currently operate facilities in Maryland, Minnesota, and New York.

Regulation of Cannabis in the United States Federally

We currently directly derives a substantial portion of our revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2023, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of New York, Minnesota, and Maryland

as permitted within such states under applicable state law. The U.S. Supreme Court has ruled that Congress has the constitutional authority to enact the existing federal prohibition on cannabis. The U.S. federal government regulates drugs through the Controlled Substances Act, which places controlled substances, including marijuana, in specific schedules of control. Marijuana is classified as a Schedule I drug. The Controlled Substances Act defines a Schedule I drug, substance or chemical as a substance which has a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use under medical supervision. With the limited exceptions of Epidiolex, a pharmaceutical derived from the cannabis extract cannabidiol ("**CBD**"), and certain drugs that incorporate synthetically derived cannabinoids (i.e., Marinol, Syndros, and Cesamet), the U.S. Food and Drug Administration ("**FDA**") has not approved marijuana as a safe and effective drug for any indication. Moreover, under the Agriculture Improvement Act of 2018 (commonly referred to as the 2018 Farm Bill), marijuana remains a Schedule I controlled substance under the Controlled Substances Act, with the exception of hemp and extracts derived from hemp.

State laws regulating cannabis are in direct conflict with the Controlled Substances Act. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal; any such acts are criminal acts under federal law under the Controlled Substances Act. Although our activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions where permitted. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that Federal authorities may enforce current U.S. federal law. We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating agreement procedures. While our operations are in material compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under United States federal law. If the Department of Justice (the "**DOJ**") policy were to aggressively pursue debt or equity owners of cannabis-related business and U.S. Attorneys followed such DOJ policies by pursuing prosecutions, then the Company could face: (i) seizure of its cash and other assets used to support, or derived from, its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the Controlled Substances Act for aiding, abetting, and conspiring to violate the Controlled Substances Act by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis. Additionally, as has been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers, and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the U.S. for life.

U.S. Department of Justice and Attorney General Memorandums

In August 2013, then-Deputy Attorney General James Cole authored a memorandum (the "**Cole Memorandum**") addressed to all United States district attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several states had enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale, and possession of cannabis, conduct in compliance with those laws and regulations is less likely to implicate federal enforcement priorities and, therefore, less likely to justify federal prosecution of such conduct. Notably, however, the DOJ never provided specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard. Rather, DOJ provided eight enforcement priorities which, if implicated, justified federal intervention in state-legal cannabis activities. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant priorities related to cannabis (for example, preventing the distribution of cannabis to minors, and preventing revenue from the sale of cannabis from going to criminal enterprises, gangs, and cartels).

In March 2017, then-Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit. However, on January 4, 2018, Mr. Sessions issued a memorandum that rescinded and superseded the Cole Memorandum effective immediately (the "**Sessions Memorandum**"). The Sessions Memorandum stated, in part, that current law reflects Congress' determination that cannabis is a dangerous drug and cannabis activity is a serious crime, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to marijuana activities. The continued inconsistency between federal and state laws represents a major risk factor for the Company.

As a result of the Sessions Memorandum, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities, despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly, it remains uncertain how active federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. As an industry best practice, despite the rescission of the Cole Memorandum, we continue to do the following to ensure compliance with the guidance provided by the Cole Memorandum:

- Ensure the operations of our subsidiaries and business partners are compliant with all licensing requirements that are set forth with regards to cannabis operations by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, we retain appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of our operations with all applicable regulations.

- The activities relating to cannabis businesses adhere to the scope of the licensing obtained for such businesses. For example, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of cannabis.

- We only work through licensed operators, which must pass a range of requirements, adhere to strict business practice standards, and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs, and cartels.

- We conduct reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

- Our subsidiaries have implemented inventory-tracking systems and necessary procedures to ensure that inventory is effectively tracked, and the diversion of cannabis and cannabis products is prevented.

Former Attorney General William Barr, who succeeded Attorney General Sessions, did not provide a clear policy directive for the United States related to state-legal cannabis-related activities. However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated, "I do not intend to go after parties who have complied with state law in reliance on the Cole Memorandum." Attorney General Barr's statements were not an official declaration of the DOJ policy and were not binding on the DOJ, on any U.S. Attorney or on the federal courts. On March 11, 2021, Merrick Garland was confirmed as the new Attorney General. Attorney General Garland has not yet made a formal statement or written response on the matter; however, during his confirmation hearings he stated that federal prosecution of state-licensed cannabis operators is not a "useful use" of limited prosecutorial resources. For the reasons described above and the risks further described in the Risk Factors section below, there are significant risks associated with our business.

Although the Cole Memorandum has been rescinded, Congress has passed a so-called "appropriations rider" provision in Congressional spending legislation since 2015 to prevent the DOJ from using congressionally appropriated funds to enforce federal cannabis laws against any state or jurisdiction that has implemented a system that authorizes the use, distribution, possession, or cultivation of medical marijuana. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the "Rohrabacher-Blumenauer" or, in its Senate Form, the "Leahy" Amendment, but it is referred to in this report as "**Rohrabacher-Farr**").

Rohrabacher-Farr is typically included in short-term funding bills or continuing resolutions by the House of Representatives, whereas the Leahy Amendment was included in the fiscal year 2020 budget by the Senate, which was signed on December 20, 2019. Rohrabacher-Farr prevents the DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. As of January 19, 2024, the Rohrabacher–Farr amendment was effective through March 8, 2024.

The risk of federal enforcement and other risks associated with the Company's business are described in Item 1A.—"Risk Factors."

Regulation of the Cannabis Market at State and Local Levels

Below is a summary overview of the licensing and regulatory framework in the states where Goodness Growth or our subsidiaries are currently operating under licenses or rights to operate.

Maryland

<u>Maryland Regulatory Landscape</u>

Maryland first enacted legal protections for medical cannabis patients in 2003, creating an affirmative defense for patients charged with possession of less than one ounce of cannabis. In 2013, lawmakers expanded the affirmative defense to protect cannabis caregivers, authorized the use of marijuana for investigational medical purposes, and established the Natalie M. LaPrade Medical Marijuana Commission to develop, approve and monitor cannabis academic study programs. Then, in 2014, legislation was enacted to establish a state-regulated medical cannabis program and expand the Commission's regulatory authority. The law was signed in April 2014, and the program became operational on December 1, 2017. The Natalie M. LaPrade Maryland Medical Cannabis Commission (now known as the Maryland Cannabis Administration (the "**MCA**")) regulates the state program and awards operational licenses in a highly competitive application process. The market is divided into three primary classes of licenses: dispensary, cultivation, and processing. Medical cannabis dispensary license pre-approvals were issued to 102 dispensaries out of a pool of over 800 applicants, 15 processing licenses were awarded out of a pool of 124 applicants and 15 cultivation licenses were awarded out of a pool of 145 applicants.

The medical cannabis program was written to allow access to medical cannabis for patients with qualifying medical conditions, including chronic pain, nausea, seizures, glaucoma, and post-traumatic stress disorder or "PTSD."

In April 2018, Maryland lawmakers agreed to expand the state's medical cannabis industry by adding another 20 licenses: 7 for cultivation and 13 for processing. Permitted products for sale and consumption include oil-based formulations, dry flower and edibles and other concentrates.

In November 2022, Maryland voters approved adult-use marijuana legalization via ballot initiative. Under the initiative, listed as Question 4 on the ballot, adults 21 and older in Maryland will be allowed to possess up to 1.5 ounces of marijuana flower and grow two plants out of the public view beginning July 1, 2023.

<u>Licenses in Maryland</u>

We operate one dispensary in Frederick, Maryland, which opened in March 2021 and one dispensary in Baltimore, Maryland, which we acquired in November 2021. We also operate a production facility of 30,000 square feet and a 110,000 square-foot cultivation facility. On July 1, 2023, the Company converted its existing medical licenses into new standard cannabis licenses which allow the Company to cultivate, process, and dispense cannabis to patients and consumers age 21 years or older. Revenues have grown principally by the commencement of adult-use sales on July 1, 2023. Our cultivation and production licenses, as well as the license for our Frederick, Maryland dispensary, were awarded to our affiliate MaryMed, LLC through merit-based license application processes. Merit-based license awards require limited investment and thus present high-return opportunities. Our dispensary license for our Baltimore, Maryland location was acquired from Charm City Medicus, LLC on November 19, 2021.

<u>Maryland Licenses and Regulations</u>

Maryland licenses are valid for five years after required fees are paid and provided that the business remains in good standing. Renewal requests are typically communicated through email from the MCA and include a renewal form.

<u>Maryland Reporting Requirements</u>

The State of Maryland uses Marijuana Enforcement Tracking Regulation and Compliance system (METRC) as the state's computerized track and trace ("T&T") system for seed-to-sale. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. We use a third-party application for our computerized seed to sale software, which integrates with the state's METRC program and captures the required data points for cultivation, manufacturing and retail a as required in the Maryland Medical Cannabis law.

Minnesota

<u>Minnesota Regulatory Landscape</u>

Legislation passed during the 2014 Minnesota legislative session created a new process allowing seriously ill individuals from Minnesota to use medical cannabis to treat a set of nine qualifying medical conditions. The qualifying medical conditions have been expanded to now include 15 qualifying conditions. The Medical Cannabis Program is regulated and administered by the Minnesota Department of Health which oversees all cultivation, production, and distribution facilities. In the initial program the Minnesota Department of Health had registered two manufacturers, with each manufacturer having licenses for four distribution facilities across the state. Minnesota now allows a manufacturer to operate eight distribution facilities, which may include the manufacturer's single location for cultivation, harvesting, manufacturing, packaging, and processing but is not required to include that location.

Medical cannabis was initially provided to patients as a dried raw cannabis liquid, pill, topical (lotions, balms, and patches), and through vaporized delivery methods that did not require the use of dried leaves or plant form, water-soluble cannabinoid multi-particulates (for example, granules, powders, and sprinkles) or orally dissolvable products such as lozenges, gums, mints, buccal tablets, and sublingual tablets.

In terms of safety and security, there are several precautions built into the program. For example, registered manufacturers must contract with a laboratory for testing the quality and consistency of the medical cannabis products. Manufacturers' facilities are also subject to state inspections.

Minnesota has also implemented a process for monitoring and evaluating the health impacts of medical cannabis on patients which will be used to help patients and health professionals grow their understanding of the benefits, risks, and side effects of medical cannabis.

On May 30, 2023, the Governor of Minnesota signed into law House File No. 100 (**"H.F. 100"**) of the 2022 Session, Chapter 63, a bill of an act relating to adult-use cannabis. As a result, many marijuana reform laws went into effect August 1, 2023, including adult use legalization, rescheduling under Minnesota's Controlled Substance Act, allowing 21 years of age or older to possess or transport two ounces or less of adult-use cannabis, or eight grams or less of adult-use cannabis concentrate, edible cannabis products or lower-potency hemp edibles infused with a combined total of 800 milligrams or less of tetrahydrocannabinol, and legalizing home grow of up to four mature plants per residence.

H.F. 100 established the Office of Cannabis Management and transferred the powers and duties with respect to the medical cannabis program under Minnesota Statutes 2022 previously held by the Department of Health.

<u>Licenses and Permits in Minnesota</u>

Our license in Minnesota was awarded in 2015 through merit-based license application processes. Merit-based license awards require limited investment and thus present high-return opportunities. We believe that our medical and scientific expertise helped us develop a competitive advantage in the marketplace.

Vireo Health of Minnesota, LLC ("**Vireo Minnesota**"), which is a subsidiary of Goodness Growth, holds one vertically-integrated medical cannabis license to operate one cultivation and production facility in Otsego, MN and eight retail medical cannabis dispensaries in the state of Minnesota, located in Blaine, Bloomington, Burnsville, Hermantown, Rochester, Minneapolis, Moorhead, and Woodbury.

<u>Minnesota Licenses and Regulations</u>

We currently operate eight retail dispensaries and one cultivation and production facility of approximately 90,000 square feet. Recent changes to the state's qualifying conditions for medical cannabis patients have contributed to increases in patient enrollment.

Minnesota state licenses are renewed every two years. Every two years, licensees are required to submit a renewal application with the commissioner at least six months before its registration term expires. Additionally, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable licenses, the Company expects to receive the applicable renewed license in the ordinary course of business. While the Company's compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the Company's license will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and have a material, adverse effect on the Company's business and financial results.

<u>Minnesota Reporting Requirements</u>

The State of Minnesota uses Marijuana Enforcement Tracking Regulation and Compliance system (METRC) as the state's computerized T&T system for seed-to-sale. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. We use a third-party application for our computerized seed to sale software, which integrates with the state's Metrc program and captures the required data points for cultivation, manufacturing and retail as required.

New York

<u>New York Regulatory Landscape</u>

The Compassionate Care Act was signed into law on July 5, 2014. The law was expanded in January 2022 to remove a previous list of qualifying conditions. The law now allows patients to use medical cannabis for any condition that could be treated by medical cannabis as recommended by their doctor.

Physicians must complete a New York State Department of Health-approved course and register with the New York Department of Health Medical Marijuana Program to certify patients. Practitioners must consult the New York State Prescription Monitoring Program Registry prior to issuing a certification to a patient for medical cannabis.

Patients who are certified by their practitioners are required to apply to obtain a registry identification card in order to obtain medical cannabis certified patients may designate up to two caregivers, who must also register with the Department of Health, to obtain and administer medical cannabis products on behalf of the patients.

There are ten registered organizations, which each hold a vertically integrated license allowing the cultivation, manufacture, transport, distribution, and dispensation of medical cannabis. Registered organizations may only manufacture medical cannabis products in forms approved by the Commissioner of the Department of Health. Approved forms currently include whole flower, metered liquid or oil preparations, solid and semisolid preparations (e.g., capsules, chewable and effervescent tablets, lozenges), metered ground plant preparations, and topical forms and transdermal patches. The Compassionate Care Act expressly provides that a certified medical use of cannabis does not include smoking and that all prices must be approved by the New York Department of Health.

Each registered organization may have up to four dispensing facilities, owned and operated by the registered organization, where approved medical cannabis products will be dispensed to certified patients or their designated caregivers, who have registered with the Department. Dispensing facilities must report dispensing data to the New York State Prescription Monitoring Program Registry and consult the registry prior to dispensing approved medical cannabis products to certified patients or their designated caregivers.

The Marihuana Regulation & Taxation Act was signed into law on March 31, 2021, legalizing adult-use cannabis in New York State. MRTA established a new Office of Cannabis Management (the "**OCM**") governed by a Cannabis Control Board to comprehensively regulate adult-use, medical, and hemp cannabis. The OCM released its final rules and regulations governing the adult-use industry in September 2023, and has begun to issue licenses.

Licenses and Permits in New York

Our licenses in New York were each awarded to us through merit-based license application processes.

Through our subsidiary Vireo Health of New York, LLC, we hold one of ten vertically integrated medical cannabis licenses. We currently have a cultivation and processing facility in Johnstown, NY and four dispensaries throughout the State in New York City (Queens County), Binghamton, White Plains and Albany. We also operate a home-delivery service based out of our Queens dispensary.

Our New York cultivation and processing facility is approximately 21 acres and compromised of 13,650 square foot of indoor cultivation space, 38,304 square feet of greenhouse cultivation space, and 7,350 square feet of laboratory and processing space. The facility has been in continuous production and sale of cannabis since January 2016. In addition, we have under construction, on an adjacent parcel to the existing facility, approximately 110,000 square feet of incremental cultivation and processing facility housed inside a building exceeding 300,000 square feet.

New York Licenses and Regulations

In New York, we were one of the original five registered organizations, placing second in the initial selection process, and are currently one of ten registered organizations (vertically integrated medical cannabis licensees) in the state. While we believe the long-term opportunity in New York is substantial, recent performance has been impacted by neighboring states transitioning to adult-use jurisdictions, as well as by increasing competition from other developing operators. New product introductions and the beginning of wholesale revenue streams may contribute to improving profit margins in the future. We anticipate additional growth of our home delivery service.

New York registered organization licenses expire 2 years after the date of issuance. An application to renew must be filed with the Department not more than six months nor less than four months prior to the expiration thereof. Registration fees are $200,000 and are refundable if the applicant is not granted a renewal registration.

New York Reporting Requirements

The state of New York uses BIOTRACKTHC© as the state's cultivation and production computerized T&T system. Leaf Logix is used as state's point of sale T&T system. Individual licensees are required to push data to the state to meet all reporting requirements.

Our Compliance Program

Expenditures for compliance with federal, state, and local environmental laws and regulations are consistent from year to year and are not material to our financial results. We are compliant with all applicable regulations and properly disposes of the toxic and hazardous substances it uses in our operations.

The Company is classified as having "direct" involvement in the U.S. marijuana industry and are in material compliance with applicable licensing requirements and the regulatory framework enacted by each state in which it operates. We are not subject to any material citations or notices of violation with applicable licensing requirements and the regulatory framework enacted by each applicable state that may have an impact on our licenses, business activities or operations.

With the oversight of our Outside General Counsel, our compliance team oversees, maintains, and implements our compliance program. In addition to an Outside General Counsel, we engage state-specific regulatory compliance counsel in jurisdictions, as appropriate, as well as legal specialists where needs arise.

The compliance team oversees training for cultivation, production and dispensary managers and employees, along with other department leaders and other designated persons as needed, on compliance with state and local laws and regulations. Our compliance team also monitors all compliance notifications from the regulators and inspectors and leads the effort to timely resolve any issues identified. We keep records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved.

We have created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. We maintain accurate records of our inventory at all licensed facilities. We conduct audits of our cannabis and cannabis products inventories at least weekly in order to detect any possible diversion. In addition to weekly inventory audits, security and/or compliance staff conduct unscheduled, unannounced audits to prevent complacency or the perception thereof. Adherence to our standard operating procedures is mandatory and ensures that our operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. We also verify adherence to standard operating procedures by regularly conducting internal inspections and ensure that any issues identified are resolved quickly and thoroughly.

See "*Item 1. Business – Regulation on Cannabis in the United States – U.S. Department of Justice and Attorney General Memorandums*" for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

As an industry best practice, to ensure compliance with prior guidance, we continue to:

- Ensure the operations of our subsidiaries and business partners are compliant with all licensing requirements related to cannabis operations by applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, we retain appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

- The activities relating to cannabis business adhere to the scope of the licensing obtained for such businesses. For example, in the states where only medical cannabis is permitted, cannabis products are only sold to patients who hold the necessary documentation whereas, in the states where cannabis is permitted for adult adult use, in the future, we intend to sell our cannabis products only to individuals who meet the requisite age requirements;

- We adhere to compliant business practices and have implemented strict regulatory oversight to ensure that no revenue is distributed to criminal enterprises, gangs or cartels; and

- We conduct reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are in compliance with all applicable state laws, regulations and licensing requirements in all material respects, such activities remain illegal under United States federal law. For the reasons described above and the risks further described in Risk Factors below, there are significant risks associated with our business. Readers are strongly encouraged to carefully read all the risk factors contained in Item 1A. Risk Factors, below.

- Ensure the operations of our subsidiaries and business partners are compliant with all licensing requirements related to cannabis operations by applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, we retain appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

- The activities relating to cannabis business adhere to the scope of the licensing obtained for such businesses. For example, in the states where only medical cannabis is permitted, cannabis products are only sold to patients who hold the necessary documentation whereas, in the states where cannabis is permitted for adult adult-use, in the future, we intend to sell our cannabis products only to individuals who meet the requisite age requirements;

- We adhere to compliant business practices and have implemented strict regulatory oversight to ensure that no revenue is distributed to criminal enterprises, gangs or cartels; and

- We conduct reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are in compliance with all applicable state laws, regulations and licensing requirements in all material respects, such activities remain illegal under United States federal law. For the reasons described above and the risks further described in Risk Factors below, there are significant risks associated with our business. Readers are strongly encouraged to carefully read all the risk factors contained in Item 1A. Risk Factors, below.

Item 1A.   Risk Factors

Summary of Risk Factors

Investing in our securities involves risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed under "Cautionary Statement Regarding Forward Looking Statements," investors in the Company's securities should carefully consider the risks described in this section before deciding to invest in our securities. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company's securities should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. If any of these risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment.

Set forth below is a summary of the principal risks we face:

- Marijuana remains illegal under U.S. federal law. There is a substantial risk of regulatory or political change which could alter the enforcement approach at the federal level and thereby subject us to action by the U.S. federal government through various government agencies for participation in the cannabis industry.
- U.S. state and local regulation of cannabis is uncertain and changing. New state or local laws may be enacted which affect our product offerings or manufacturing processes.

- We are involved in litigation with Verano, the outcome of which is uncertain.
- Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services including obtaining traditional bank financing.
- We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
- Investors in the Company who are not U.S. citizens may be denied entry into the United States.
- We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the years ended December 31, 2022.
- We incurred net losses in fiscal years 2022, 2021, and 2020, with net cash used in operating activities, and cannot provide assurance as to when or if we will become profitable and generate cash in our operating activities.
- We anticipate requiring additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us, or at all.
- Our senior secured credit facility contains covenant restrictions that may limit our ability to operate our business.
- Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
- We face security risks related to our physical facilities and cash transfers due to the mostly cash nature of the cannabis industry.
- Our business is subject to the risks inherent in agricultural operations.
- We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches.
- Our reputation and ability to do business may be negatively impacted by our suppliers' inability to produce and ship products.
- We are dependent on key inputs, suppliers and skilled labor for the cultivation, extraction, and production of cannabis products.
- We may be unable to attract and retain key personnel.
- We face an inherent risk of product liability claims as a manufacturer, processor and producer of products that are intended to be ingested by people.
- Our intellectual property may be difficult to protect.
- We face intense competition in a new and rapidly growing industry by other licensed companies with more experience and financial resources than we have and by unlicensed, unregulated participants.
- There are risks associated with consolidation of the industry by well-capitalized entrants developing large-scale operations.
- Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.
- The elimination of monetary liability against our directors, officers, and employees under British Columbia law and the existence of indemnification rights for our obligations to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees.
- There is doubt as to the ability to enforce judgments in Canada or under Canadian law against U.S. subsidiaries, assets, and experts.
- Additional issuances of Subordinate Voting Shares, or securities convertible into Subordinate Voting Shares, may result in dilution and have an adverse effect on the market price of Subordinate Voting Shares.
- The market price for the Subordinate Voting Shares has been and may be volatile.
- An investor may face liquidity risks with an investment in the Subordinate Voting Shares.
- We do not intend to pay dividends on our Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of our Subordinate Voting Shares.
- We are subject to Canadian and United States tax on our worldwide income.
- Changes in tax laws may affect the Company and holders of Subordinate Voting Shares.

The following are certain risk factors relating to our business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to us, or currently deemed immaterial by us, may also impair our operations. If any such risks occur, our shareholders could lose all or part of their investment and our business, financial condition, liquidity, results of operations, and prospects could be materially, adversely affected and our ability to implement our growth plans could be adversely affected. Our shareholders should carefully evaluate the following risk factors associated with the Subordinate Voting Shares.

Going Concern Risk

We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the year ended December 31, 2023.

We have recurring losses from operations and negative cash flows from operations. For the year ended December 31, 2023, we had negative operating cash flow, net losses and accumulated deficits. We may never become profitable and if we do not become profitable your investment could be lost completely.

We anticipate that we will continue to report losses and negative cash flow until we can divest our New York assets (if at all). We have concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on debt and other financings raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the year ended December 31, 2023.

The consolidated financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Going Concern."

Risks Related to the Regulatory System and Business Environment for Cannabis

Marijuana remains illegal under U.S. federal law.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, transportation and use of cannabis differs among states in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute, use or possess cannabis in the United States. In those states in which the cultivation, production, extraction, distribution, transportation, possession or use of marijuana has been legalized, these actions continue to be a violation of federal law pursuant to the Controlled Substances Act. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks.

Since federal law criminalizing the cultivation, production, extraction, distribution, transportation, possession or use of marijuana pre-empts state laws that legalize such actions, enforcement of federal law regarding marijuana is a significant risk and would greatly harm our business, prospects, revenue, results of operation and financial condition. Any proceedings brought against Goodness Growth under federal law may materially, adversely affect our operations and financial performance.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future.

For discussion on the differences between federal- and state-level law, treatment, enforcement and other matters, See "*Item 1. Business – Regulation of Cannabis in the United States*", generally, See "*Item 1. Business – Regulation on Cannabis in the United States – U.S. Department of Justice and Attorney General Memorandums*" for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

We may be subject to action by the U.S. federal government through various government agencies for participation in the cannabis industry.

Cultivation, processing, production, distribution, possession and sale of cannabis for any purpose, medical, adult use or otherwise, remains illegal under U.S. federal law. The U.S. federal government, through, among others, the DOJ, its sub-agency the Drug Enforcement Administration ("**DEA**") and the U.S. Internal Revenue Service ("**IRS**"), has the right to actively investigate, audit and shut down cannabis growing facilities, processors, and retailers. The U.S. federal government may also attempt to seize our property. Any action taken by the DOJ, the DEA and/or the IRS to interfere with, seize or shut down our operations will have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

We could face:

    (i)   seizure of our cash and other assets used to support or derived from our cannabis subsidiaries;

    (ii)   the arrest of our employees, directors, officers, managers, and investors; and

    (iii)   ancillary criminal violations of the Controlled Substances Act for aiding and abetting, and conspiracy to violate the Controlled Substances Act by providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis.

If aggressive prosecutorial measures and laid against the Company, our operations would cease, shareholders may lose their entire investments and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Additionally, there can be no assurance as to the position the current or any new federal administration may take on marijuana. Any enforcement of current federal marijuana laws could cause significant financial damage to the Company and our shareholders. Further, future presidential administrations may choose to treat marijuana differently and potentially enforce the federal laws more aggressively.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. These results could have a material, adverse effect on the Company, including our reputation and ability to conduct business, our holding (directly or indirectly) of cannabis licenses in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity or the market price of our Subordinate Voting Shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because: (i) the time and resources that may be needed depend on the nature and extent of any information requested by the authorities involved; and (ii) such time or resources could be substantial.

See "*Item 1. Business – Regulation on Cannabis in the United States – U.S. Department of Justice and Attorney General Memorandums*" for discussion on guidance for enforcement agencies and the DOJ with respect to cannabis.

U.S. state and local regulation of cannabis is uncertain and changing. New state or local laws may be enacted which affect our product offerings or manufacturing processes.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions where permitted. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, our business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry, or a substantial repeal of cannabis related legislation, could materially, adversely affect the Company, our business and our assets or investments.

State and local laws permitting the cultivation, production, extraction, distribution, transportation, possession and/or use of cannabis may also be modified in a manner that is contrary to our interests. For example, states could authorize the issuance of licenses to cultivate, produce, transport or distribute cannabis to additional parties, or the maximum number of such licenses could be unlimited. Certain ownership structures, such as the ability to be vertically integrated, could be restricted, thereby affecting our ability to own and control multiple stages of the supply chain. States currently permitting only medical-use cannabis could implement adult-use cannabis laws that give preferences to applicants and/or participants that compete with us, or even prohibit us to participate in portions or the entirety of the adult-use marketplace. Any such changes would have a material, adverse effect on our business, financial position and/or results of operations.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented by the Company are compliance-based and are derived from the state regulatory structure governing cannabis businesses. Notwithstanding our efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that we will receive and maintain the necessary licenses, permits or cards to continue operating our business. A state implementing an adult-use cannabis program may prohibit participation by the Company in one or more aspects of that program, or require the Company to pay fees to participate, which fees may be material or prohibitive.

Local laws and ordinances could also restrict our business activity. Although our operations are legal under the laws of the states in which it operates, local governments often have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed and have a material, adverse effect on our business.

Multiple states where medical and/or adult use cannabis is legal have imposed or are considering special taxes or fees on businesses in the marijuana industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material, adverse effect upon our business, prospects, revenue, results of operation and financial condition.

We currently operate cannabis businesses in Maryland, Minnesota, and New York.

State regulatory agencies may require us to post bonds or significant fees.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal, as a guarantee of payment of sales and franchise taxes. We are not able to quantify at this time the potential scope of such bonds or fees in the states in which we currently operate or may in the future operate, but they may be materially adverse to our results of operations, financial condition and ultimate business success, individually or in the aggregate.

We may be subject to heightened scrutiny by United States and Canadian authorities, which could ultimately lead to the market for Subordinate Voting Shares becoming highly illiquid and our shareholders having no ability to effect trades in Subordinate Voting Shares in Canada.

Currently, our Subordinate Voting Shares are traded on the Canadian Securities Exchange and on the OTCQX tier of the OTC Markets in the United States. Our business, operations, and investments in the United States, and any such future business, operations, or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the United States. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

In 2017, there were concerns that the Canadian Depository for Securities Limited, through its subsidiary CDS Clearing and Depository Services Inc. ("**CDS**"), Canada's central securities depository (clearing and settling trades in the Canadian equity, fixed income, and money markets), would refuse to settle trades for cannabis issuers that have investments in the United States. However, CDS has not implemented this policy.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding ("**MOU**") with Aequitas NEO Exchange Inc., the Canadian Securities Exchange, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the Canadian securities exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States. Even though the MOU indicated that there are no plans to ban the settlement of securities through CDS, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were implemented at a time when the Subordinate Voting Shares are listed on a Canadian stock exchange, it would have a material, adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the market for Subordinate Voting Shares would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of Subordinate Voting Shares through the facilities of the applicable Canadian stock exchange.

We are involved in litigation with Verano, the outcome of which is uncertain.

On October 13, 2022, the Company received a notice of purported termination of the Arrangement Agreement, which asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of the $14,875,000 termination fee and its transaction expenses. The Company denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano had no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement.

On October 21, 2022, the Company commenced an action in the Supreme Court of British Columbia against Verano arising out of Verano's repudiation of the Arrangement Agreement, which Goodness Growth believes was wrongful. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded to either party. In addition, the costs of prosecuting the Company's claims and defending against the claims made by Verano could be material.

We may face state limitations on ownership of cannabis licenses and may be required to divest certain licenses or entities that hold such license in order to comply with applicable regulations.

Certain jurisdictions in which we operate limit the number of cannabis licenses and certain economic or commercial interests in the entity that holds the license that can be held by one entity within that state. As a result of the completion of certain acquisition transactions that we have entered into or may enter into in the future, we may potentially hold more than the prescribed number of licenses or economic or commercial interests in a licensed entity in certain states, and accordingly may be required to divest certain licenses or entities that hold such license in order to comply with applicable regulations. The divestiture of certain licenses or entities that hold such licenses may result in a material, adverse effect on our business, financial condition, or results of operations.

We may become subject to FDA and/or ATF regulation.

Marijuana remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies marijuana to a Schedule II, Schedule III, Schedule IV, or Schedule V controlled substance or declassifies it as a controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938, as amended (the "**FDCA**"). The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA's responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because marijuana is federally illegal to produce and sell, and because it has few federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp sold outside of state-regulated cannabis businesses. The FDA had asserted its authority to regulate CBD derived from both marijuana and industrial hemp, and its intention to develop a framework for regulating the production and sale of CBD derived from industrial hemp. On January 26, 2023, the FDA announced that it would not seek to regulate CBD as a dietary supplement.

Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting, processing, and production of cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis and cannabis products. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. If some or all these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If we are unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the ATF. The ATF may issue rules and regulations related to the use, transport, sale and advertising of cannabis or cannabis products.

Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services. Recent events in the banking industry may further restrict our ability to access financial services including obtaining traditional bank financing.

Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money-laundering laws. Banks and other depository institutions are currently hindered by federal law from providing financial services to marijuana businesses, even in states where those businesses are regulated.

The Company and our subsidiaries are subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the "**Bank Secrecy Act**"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

The Financial Crimes Enforcement Network ("**FinCEN**") of the U.S. Department of the Treasury issued the FinCEN Memorandum on February 14, 2014, outlining the pathways for financial institutions to bank cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that, in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. The FinCEN Memorandum refers to the Cole Memorandum's enforcement priorities.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has FinCEN given any indication that it intends to rescind the FinCEN Memorandum itself. Shortly after the Sessions Memorandum was issued, FinCEN did state that it would review the FinCEN Memorandum, but FinCEN has not yet issued further guidance.

Although the FinCEN Memorandum remains in effect, it is unclear whether the Biden administration will continue to follow its guidelines. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act that occur in any state, including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the prosecution of banks and financial institutions for crimes that were not previously prosecuted.

If our operations, or proceeds thereof, dividend distributions or profits or revenues derived from our operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime (the sale of a Schedule I drug) under the Bank Secrecy Act's money laundering provisions. This may restrict our ability to declare or pay dividends or effect other distributions.

The FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear willing to provide banking services to cannabis-related businesses or to rely on this guidance. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses in the United States. As a result, we may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it operates in permits cannabis sales. The inability or limitation of our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently and could subject our businesses to robbery, embezzlement or other crimes related to our possession or transport of cash, sometimes in substantial quantities.

In March 2023, Federal banking regulators closed Silicon Valley Bank and Signature Bank to prevent the banks from failing. The closures have prompted broader inquiries into the financial health of banks and other financial institutions in the United States and other countries. While none of the banks with which the Company maintains financial relationships have been identified as a target of such an inquiry or as at risk of closure by regulators, there remains the possibility that one or more of the banks could fail, which would further limit the Company's access to financial services, which could lead to the need to maintain more cash at some or all of the Company's locations, increasing the risk of theft or other loss. Such events could lead to the smaller number of banks that continue to provide financial services to the Company imposing further restrictions, higher fees, or both on the Company's accounts.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, cannabis oil and consumable cannabis products, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals that may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

While we endeavor to comply with all applicable laws, regulations and guidelines and, to our knowledge, we are in compliance with, or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material, adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application, or enforcement procedures at any time, which may adversely affect our ongoing costs relating to regulatory compliance.

Because marijuana is illegal under U.S. federal law, we may be unable to access to U.S. bankruptcy protections in the event of our bankruptcy or a bankruptcy of an entity in which we invest.

Many courts have denied cannabis businesses federal bankruptcy protections because the use of cannabis is illegal under federal law. In the event one or more of our businesses were to become unable to pay its liabilities, federal bankruptcy laws sometimes enable businesses to reorganize, reduce debt and continue to operate, or to wind down in an orderly manner so that creditors and sometimes equity holder realize some return of the funds they have provided to the bankrupt business. If federal bankruptcy laws do not apply to cannabis businesses, it would be very difficult for lenders or other creditors and the owners of Subordinate Voting Shares or other equity to recoup their investments in us. If we were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to us, which would have a material, adverse effect on the Company, including the potential to disable our ability to conduct our businesses at all.

Additionally, there is no guarantee that we will be able to effectively enforce any interests we may have in our other subsidiaries and investments. A bankruptcy or other similar event related to an entity in which we hold an interest that precludes such entity from performing its obligations under an agreement may have a material, adverse effect on our business, financial condition, or results of operations. Further, should an entity in which we hold an interest have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to us. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material, adverse effect on our business, financial condition or results of operations.

Because our contracts involve marijuana and related activities, which are not legal under U.S. federal law, we may face difficulties in enforcing our contracts.

Because our contracts involve cannabis and other activities that are not legal under federal law and in some state jurisdictions, we may face difficulties in enforcing our contracts in federal courts and certain state courts. Therefore, there is uncertainty as to whether we will be able to legally enforce our agreements, which could have a material, adverse effect on the Company.

We may not be able to secure our payment and other contractual rights with liens on the inventory or licenses of our clients and contracting parties under applicable state laws.

In general, the laws of the various states that have legalized cannabis sale and cultivation do not expressly or impliedly allow for the pledge of inventory containing cannabis as collateral for the benefit of third parties, such as the Company and our subsidiaries, that do not possess the requisite licenses and entitlements to cultivate, process, sell, or possess cannabis pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for transfer of the licenses and entitlements to sell or cultivate cannabis to third parties that have not been granted such licenses and entitlements by the applicable state agency. Our inability to secure our payment and other contractual rights with liens on the inventory and licenses of our clients and contracting parties increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material, adverse effect on our business, financial condition or results of operations.

Because marijuana is illegal under U.S. federal law, marijuana businesses may be subject to civil asset forfeiture.

Because the marijuana industry remains illegal under U.S. federal law, any properties owned by participants in the marijuana industry which are either used in the course of conducting such business or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

We may be subject to constraints on and differences in marketing our products under varying state laws.

There are and may continue to be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging, and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be materially, adversely affected.

The results of future clinical research may be unfavorable to cannabis, which may have a material, adverse effect on the demand for our products.

The cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings will be favorable to the cannabis market or any particular product, or consistent with earlier research or findings. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Although we believe that various articles, reports, and studies support our beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect or could raise concerns regarding cannabis. Future research studies and clinical trials may draw opposing conclusions to those stated in this document or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts related to cannabis, which could have a material, adverse effect on the demand for our products, and therefore on our business, prospects, revenue, results of operation and financial condition.

Inconsistent public opinion and perception of the medical and adult-use marijuana industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising generally for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to adult-use legalization). Inconsistent public opinion and perception of the medical and adult-use cannabis industry may hinder growth and state adoption, which could have a material, adverse effect on our business, financial condition, or results of operations.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our product lines. Our management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Acceptance of our products depends on several factors, including availability, cost, familiarity of use, perceptions of acceptance by other people, convenience, effectiveness, safety, and reliability. If customers do not accept our products, or if we fail to meet customers' needs and expectations adequately, our ability to continue generating revenues could be reduced. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical and adult-use cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical and adult-use cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material, adverse effect on the demand for our products and our business, results of operations, financial condition, and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material, adverse effect on the Company, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material, adverse effect or our business, financial position and results of operations. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Investors in the Company who are not U.S. citizens may be denied entry into the United States.

Because cannabis remains illegal under U.S. federal law, those individuals who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers, and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

We may incur significant tax liabilities and a reduction to our tax attributes due to limitations on tax deductions and credits under Section 280E of the Internal Revenue Code.

Under Section 280E of the U.S. Internal Revenue Code of 1986 (together with the Treasury regulations promulgated and the rulings issued thereunder, the "**Code**"), no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if the trade or business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the Controlled Substances Act), which is prohibited by federal law or the law of any state in which that trade or business is conducted. The IRS has applied this provision to cannabis operations, prohibiting them from deducting many expenses associated with cannabis businesses other than certain costs and expenses related to cannabis cultivation and manufacturing operations. Accordingly, Section 280E has a significantly adverse impact on the operations of cannabis companies, including the Company, and an otherwise profitable business may operate at a loss, after taking into account its U.S. income tax expenses.

The Company is filing amended tax returns for periods ending December 31, 2020 through December 31, 2022 to reflect the position that cannabis activities are not subject to Code Section 280E. Additionally, the Company's reporting of its United States federal net operating loss carryforward amount and state net operating loss carryforward amount on its Consolidated Financial Statements as of December 31, 2023 assumes that such position will be respected by the IRS. Please see Note 21, "Income Taxes" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of such position and the Company's net operating losses. There can be no assurance that the IRS will not challenge such position or that a U.S. court would not sustain such a challenge. If the IRS successfully challenged such position, certain of the Company's tax deductions and credits may be disallowed, thereby reducing the Company's reporting United States federal net operating loss carryforward amount and state net operating loss carryforward amount.

Any audit by the IRS with respect to our receipt of an employee retention credit ("ERC") under The Coronavirus Aid, Relief, and Economic Security ("CARES") Act could result in additional taxes or costs to the Company.

The Company applied for and received an ERC under the CARES Act. Please see Note 21, "Income Taxes" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a description of the Company's receipt of the ERC. In July 2023, the IRS stated its intention to shift its focus to review ERC claims for compliance concerns, including intensifying audit work. The Company's eligibility to receive the ERC remains subject to audit by the IRS. If the IRS audits the Company during the applicable statute of limitations period and finds that the Company was not eligible to receive some or all of the ERC, the Company would be required to return some or all of the ERC to the IRS, with any applicable interest and penalties.

If our operations are found to be in violation of applicable money laundering legislation and our revenues are viewed as proceeds of crime, we may be unable to effect distributions or repatriate funds to Canada.

We are subject to a variety of laws and regulations in the U.S. and Canada that involve money laundering, financial record-keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

If the operations of the Company or our subsidiaries, or any proceeds thereof, any dividend distributions or any profits or revenues derived from these operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above, or any other applicable legislation. This could have a material, adverse effect on the Company and, among other things, could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions, or subsequently repatriate such funds back to Canada.

Risks Related to our Business and Operations

We incurred net losses in fiscal years 2023 and 2022 and cannot provide assurance as to when or if we will become profitable and generate cash in our operating activities.

We incurred net losses, under U.S. generally accepted accounting principles, of $25,547,089 and $42,457,444 for the fiscal years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an aggregate accumulated deficit of $203,428,052. Such losses have historically required us to seek additional funding through the issuance of debt or equity securities. In addition, we have historically experienced and may prospectively experience fluctuations in our quarterly earnings due to the nature of our business. Our long-term success is dependent upon among other things, achieving positive cash flows from operations and augmenting such cash flows using external resources to satisfy our cash needs, and there is no assurance that we will be able to achieve such cash flows.

We anticipate requiring additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us or at all.

We will need additional capital to sustain our operations and will likely seek further financing. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised. To date, our operations and expansion of our business have been funded primarily from cash-flow from operations as substantially supplemented by the proceeds of debt and equity financings and the sale of our former Pennsylvania subsidiaries and Arizona dispensary and cannabis licenses. We expect to require substantial additional capital in the future primarily to fund working capital requirements of our business, including operational expenses, planned capital expenditures including the focused development and growth of cultivation and dispensary facilities, debt service and acquisitions.

Even if we obtain financing for our near-term operations and expansion, we expect that we will require additional capital thereafter. Our capital needs will depend on numerous factors including, without limitation: (i) our profitability; (ii) the release of competitive products by our competition; (iii) the level of our investment in research and development; (iv) the amount of our capital expenditures, including acquisitions; (v) debt service; and (vi) the taxes to which our businesses and operations are subject.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership held by our existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences, or privileges that are senior to those of existing securities. If we raise additional capital by incurring debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity securities, market fluctuations in the price of our securities could limit our ability to obtain additional equity financing.

No assurance can be given that any additional financing will be available to us, or if available, will be on terms favorable to us. If we are unable to raise capital when needed, our business, financial condition, and results of operations would be materially, adversely affected, and we could be forced to reduce or discontinue our operations.

We are a holding company, and our earnings are dependent on the earnings and distributions of our subsidiaries.

We are a holding company and essentially all our assets are the capital stock or membership interests of our subsidiaries or management services agreements with entities in each of the markets in which we operate, including in our core markets of Maryland, Minnesota and New York. As a result, our shareholders are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all our business through our subsidiaries, which generate substantially all our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

Our subsidiaries may not be able to obtain necessary permits and authorizations.

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations, or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations, or accreditations could result in restrictions on a subsidiary's ability to operate in the cannabis industry, which could have a material, adverse effect on our business, financial condition, and results of operations.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to us.

We realize, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state, including realizing the economic benefit of cannabis licenses through management agreements. Such agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that we determine warrant such arrangements.

The foregoing structures present various risks to the Company and our subsidiaries, including but not limited to the following risks, each of which could have a material, adverse effect on our business, financial condition, and results of operations:

- A governmental body or regulatory entity may determine that any of these structures are in violation of a legal or regulatory requirement or change such legal or regulatory requirements with the result that a management agreement structure violates such requirements (where it had not in the past).

- There could be a material, adverse impact on the revenue stream we receive from or on account of cannabis licenses (as we will not be the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement). If a management agreement is terminated, the Company will no longer receive any economic benefit from the applicable dispensary and/or cultivation license.

- These structures could potentially result in the funds invested by the Company being used for unintended purposes, such as to fund litigation.

- If a management agreement structure is in place, we will not be the license holder of the applicable state-issued cannabis license, and therefore, only have contractual rights in respect of any interest in any such license. If the license holder fails to adhere to its contractual agreement with us, or if the license holder makes, or omits to make, decisions in respect of the license that we disagree with, we will only have contractual recourse and will not have recourse to any regulatory authority.

- The license holder may renege on its obligation to pay fees and other compensation pursuant to a management agreement or violate other provisions of these agreements.

- The license holder's acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary and/or cultivation license, thus jeopardizing the status and economic value of the license holder (and, by extension, of the Company).

- The license holder may attempt to terminate the management agreement in violation of its express terms.

In any or all of the above situations, it may be difficult and expensive for us to protect our rights through litigation, arbitration, or similar proceedings.

Our senior secured credit facility contains covenant restrictions that may limit our ability to operate our business.

On March 25, 2021, we entered into the Credit Facility. The Credit Facility contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to, among other things, incur additional debt or issue guarantees, create additional liens, pay cash dividends, repurchase stock or make other restricted payments, make certain voluntary prepayments of specified debt, engage in sale-leasebacks involving certain assets, and enter into mergers or acquisitions or dispose of certain assets. The Credit Facility also contains, and any of our other future debt agreements may contain, financial covenants regarding our liquidity, minimum consolidated adjusted EBITDA, and consolidated fixed charge coverage ratio. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay it.

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

As of December 31, 2023, we had $70,444,488 in aggregate principal indebtedness (refer to Notes 14 & 15) to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K).

Our substantial consolidated indebtedness may increase our vulnerability to any generally adverse economic and industry conditions. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt, or recapitalize our debt. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our current and future indebtedness, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business has not generated positive cash flow from operations. If this continues in the future, we may not have sufficient cash flows to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our current and future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The nature of the medical and adult-use cannabis industry may result in unconventional due diligence processes and acquisition terms that could have unknown and materially detrimental consequences to us.

The uncertainty inherent in various aspects of the medical and adult-use cannabis industry may result in what otherwise would be considered to be inadequate investment due diligence information and uncertain legal consequences relative to arrangements affecting a target investment. The reluctance of banks and other financial institutions to facilitate financial transactions in the medical and adult-use cannabis industry can result in inadequate and unverifiable financial information about target investments, as well as cash management practices that are vulnerable to theft and fraud. The lack of established, traditional sources of financing for industry participants can result in unusual and uncertain arrangements affecting the ownership and obligations of a target investment. The reluctance of lawyers to represent industry participants in furtherance of financing and other business transactions can result in the lack of appropriate documentation setting forth the terms of the transactions, inadequately documented transactions, and transactions that in whole or in part are illegal under applicable state law, among other detrimental consequences. We may have invested in, and may in the future invest in, businesses and companies that are or may become party to legal proceedings, may have inadequate financial and other due diligence information, may employ vulnerable cash management practices, lack written or adequate legal documents governing significant transactions, and otherwise have known or unknown conditions that could be detrimental to our business and assets.

Our assets may be purchased with limited representations and warranties from the sellers of those assets.

We will generally acquire assets and businesses, after conducting our due diligence, with only limited representations and warranties from the seller regarding the quality of the assets and the likelihood of payment. As a result, if defects in the assets or business are subsequently discovered, we may not be able to pursue a claim for all or any of our damages against the owners of such seller, and may be limited to asserting our claims against the seller. The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could have a material, adverse effect on the value of our assets and revenue stream and, as a result, on our ability to pay dividends.

Lending by us to third parties may be unsecured, subordinate in interest or backed by unrealizable license assets.

In connection with certain transactions, we may also act as lender to one or more counterparties. Certain of these loans are unsecured, which places us at a greater risk of not receiving repayment or the equivalent value thereof. Even for loans that are secured, there is a risk that other lenders may have priority interest to us or that the assets of the borrower may be insufficient to satisfy the loan. In addition, we may have difficulty putting liens on the assets of a borrower, as the major asset is generally the cannabis license which is not transferrable pursuant to state law. Any inability of a borrower to repay a loan or of the Company to realize the value of secured assets could have a material, adverse effect on our business, financial condition, or results of operations.

Competition for the acquisition and leasing of properties suitable for the cultivation, production, and sale of medical and adult-use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could materially, adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the cultivation, production, and sale of medical and adult-use cannabis with entities engaged in agriculture and real estate investment activities, including corporate agriculture companies, cultivators, producers, and sellers of cannabis. These competitors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing medical use cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our shareholders may decrease. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns.

We face security risks related to our physical facilities and cash transfers due to the mostly cash nature of the cannabis industry.

The business premises of our operating locations are targets for theft. While we have implemented security measures at each location and continue to monitor and improve such security measures, our cultivation, production, processing, and dispensary facilities could be subject to break-ins, robberies, and other breaches in security. If there were a breach in security and we fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cannabis products and cultivation, production, processing, and packaging equipment could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

Our business involves the movement and transfer of cash, which is collected from dispensaries or patients/customers and deposited into our bank. There is a risk of theft or robbery during the transport of cash. We have engaged security firms to provide security in the transport and movement of large amounts of cash. Employees sometimes transport cash and/or products. While we have taken robust steps to prevent theft or robbery of cash and products during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash or products, involving the theft of product or cash.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants, and agents, which may subject us to investigations and actions.

We are exposed to the risk that any of our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates one or more of the following: (i) government regulations; (ii) manufacturing standards; (iii) federal or state privacy laws and regulations; (iv) laws that require the true, complete, and accurate reporting of financial information or data; or (v) other laws or regulations. It may not always be possible for us to identify and prevent misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents, or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending the Company or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material, adverse effect on our business, financial condition or results of operations.

We face risks related to the novelty of the cannabis industry, and the resulting lack of information regarding comparable companies, unanticipated expenses, difficulties and delays, and the offering of new products and services in an untested market.

As a relatively new industry, there are not many established players in the cannabis industry whose business model we can follow or emulate. Similarly, there is little information about comparable companies available for potential investors to review in deciding whether to invest in the Company.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the point where investors may lose their entire investments.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and services and new products and services. These products and services are relatively untested in the marketplace, and we cannot provide assurance that we will achieve market acceptance for these products and services, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition from offerings by new and existing competitors in the business. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products and services could materially harm our business, prospects, revenue, results of operation and financial condition.

We are dependent on the popularity and acceptance of our brand portfolio.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of and demand for our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced.

We believe that establishing and maintaining the brand identities of products is a critical aspect of attracting and expanding a large customer base. Promotion and enhancement of brands will depend largely on success in providing high-quality products. If customers and end users do not perceive our products to be of high quality, or if we introduce new products or enter into new business ventures that are not favorably received by customers and consumers, we will risk diluting brand identities and decreasing their attractiveness to existing and potential customers. Moreover, in order to attract and retain customers and to promote and maintain brand equity in response to competitive pressures, we may have to increase substantially financial commitment to creating and maintaining a distinct brand loyalty among customers. If we incur significant expenses in an attempt to promote and maintain brands, this could have a material, adverse effect on our business, financial condition or results of operations.

Our business is subject to the risks inherent in agricultural operations.

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases, and similar agricultural risks. Although our cultivation is substantially completed indoors under climate-controlled conditions, some cultivation is completed outdoors and there can be no assurance that extreme weather and other natural events and conditions will not have a material, adverse effect on the production of our products and, consequentially, on our business, financial condition, or results of operations.

We may encounter increasingly strict environmental regulation in connection with our operations and the associated permitting, which may increase the expenses for cannabis production or subject us to enforcement actions by regulatory authorities.

Our operations will be subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material, adverse effect on our business, financial condition, or results of operations of the Company.

Government approvals and permits are currently, and may in the future be, required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from our proposed production of cannabis or from proceeding with the development of our operations as currently proposed.

We may face potential enforcement actions if we fail to comply with applicable laws.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, and could have a material, adverse effect on our business, financial condition, or results of operations.

We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches.

Our use of technology is critical in our continued operations. We are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or technological malfunctions. Successful cyber-attacks and/or technological malfunctions affecting us or our service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or other confidential information and reputational risk. We have not experienced any material losses to date relating to cyber-attacks, other information breaches or technological malfunctions. However, there can be no assurance that we will not incur such losses in the future. As cybersecurity threats continue to evolve, we may be required to use additional resources to continue to modify or enhance protective measures or to investigate and redress security vulnerabilities.

We are subject to laws, rules and regulations in the United States and other jurisdictions relating to the collection, production, storage, transfer and use of personal data. We may store and collect personal information about customers and employees. It is our responsibility to protect that information from privacy breaches that may occur through procedural or process failure, information technology malfunction or deliberate, unauthorized intrusions. Any such theft or privacy breach could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition. Additionally, our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify regulators and customers, employees, and other individuals of a data security breach. Evolving compliance and operational requirements under the privacy laws, rules, and regulations of jurisdictions in which we operate impose significant costs that are likely to increase over time. In addition, non-compliance could result in proceedings against us by governmental entities and/or the imposition of significant fines, could negatively impact our reputation and may otherwise materially, adversely impact our business, financial condition, and operating results.

We may be required to disclose personal information to government or regulatory entities.

We own, manage, or provide services to various U.S. state-licensed cannabis operations. Acquiring even a minimal and/or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose investors' personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers, and holders of more than a certain percentage of equity of the applicant. While certain states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations were to extend to the Company, investors would be required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

We face risks related to our insurance coverage and uninsurable risks.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, fires, riots, civil unrest, labor disputes, litigation and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material, adverse effect upon our financial performance and results of operations.

Our reputation and ability to do business may be negatively impacted by our suppliers' inability to produce and ship products.

We depend on third-party suppliers to produce and timely ship orders to us. Some products purchased from our suppliers are resold to our customers, while others are used in the production or packaging of our products. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' ability to timely resolve production issues could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers.

We are dependent on key inputs, suppliers and skilled labor for the cultivation, extraction, and production of cannabis products.

The cultivation, extraction and production of cannabis and derivative products is dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, such as the raw material cost of cannabis, could materially impact our business, financial condition, results of operations or prospects. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier were to go out of business, we might be unable to find a replacement for such source in a timely manner, on substantially similar terms, or at all. If a sole-source supplier were to be acquired by a competitor of ours, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services, or to do so on appropriate terms, could have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition. We purchase key inputs on a purchase order basis from suppliers at market prices based on its production requirements and anticipated demand. We believe that we will have access to a sufficient supply of the key inputs for the foreseeable future.

Our cannabis growing operations consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect our business and our ability to operate profitably.

The ability to compete and grow our business will be dependent on our continued access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts, and components. No assurances can be given that we will be successful in maintaining our required supply of skilled labor, equipment, parts, and components. This could have a material, adverse effect on our financial results.

Our inability to attract and retain key personnel could materially, adversely affect our business.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key personnel. We compete with other companies both within and outside the cannabis industry to recruit and retain competent employees. If we cannot maintain qualified employees to meet the needs of our anticipated growth, our business and financial condition could be materially, adversely affected.

Our sales are difficult to forecast due to limited and unreliable market data.

As a result of recent and ongoing regulatory and policy changes in the medical and adult use cannabis industries, the market data that is available is limited and unreliable. We must rely largely on our own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which our business operates. Additionally, any market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data. A failure in the demand for our products to materialize as a result of inaccurate research and projections may have a material, adverse effect on our business, results of operations and financial condition.

We may be subject to growth-related risks.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal personnel, processes, systems, and controls. Our ability to manage growth effectively will require us, among other things, to continue to implement and improve our operational and financial systems and processes, and to expand, train and manage our employee base. Our inability to manage this growth effectively and efficiently may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

We are currently involved in litigation, and there may be additional litigation in which we will be involved in the future.

We are currently involved in litigation and may become party to litigation from time to time in the future with various counterparties, including, but not limited to, joint venture partners and other affiliates. An adverse decision in any litigation could have a material, adverse effect on our business, financial condition or results of operations and could result in negative publicity and reputational harm. Furthermore, even if we are successful in the litigation, we may incur substantial legal fees, which could have a material, adverse effect on our business, financial condition, or results of operations.

We face an inherent risk of product liability claims as a manufacturer, processor and producer of products that are intended to be ingested by people.

As a cultivator, manufacturer, processor, and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action, and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. Although we will continue to have quality control procedures in place, we may be subject to various product liability claims, including, among others, that the products produced by us, or the products that are purchased by us from third-party licensed producers, caused injury, illness, or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our customers and consumers generally and could have a material, adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products and have a material, adverse effect on our business, results of operations and financial condition.

Our intellectual property may be difficult to protect.

We rely upon certain proprietary intellectual property, including but not limited to brands, trademarks, trade names, patents and proprietary processes. Our success will depend, in part, on our ability to maintain and enhance protection over our intellectual property, know-how and other proprietary information. We enter into confidentiality or non-disclosure agreements with our corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third-parties confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party's relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property, and we enter into assignment agreements to perfect our rights. These confidentiality, inventions, and assignment confidentiality agreements may be breached and may not effectively assign rights to proprietary information to us. In addition, our proprietary information could be independently discovered by competitors, in which case we may not be able to prevent the use of such proprietary information by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our proprietary information could be difficult, expensive, and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect such proprietary information. The failure to obtain or maintain meaningful intellectual property protection could adversely affect our competitive position.

In addition, effective future patent, trademark, copyright, and trade secret protection may be unavailable or limited in certain countries and may be unenforceable under the laws of certain jurisdictions. As long as cannabis remains a Schedule I controlled substance pursuant to the Controlled Substances Act, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to us. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally registered marks. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties.

Our failure to adequately maintain and enhance protection over our proprietary information, as well as over unregistered intellectual property of companies that we acquire, could have a material, adverse effect on our business, financial condition, or results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success may depend on our ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. We cannot assure that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing intellectual property to us do not have adequate rights to the licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against Goodness Growth, we will be required to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, require us to pay ongoing royalties or subject us to injunctions that may prohibit the development and operation of our applications, any of which could have a material, adverse effect on our business, results of operations and financial condition.

Our products may be subject to product recalls, which may result in expense, legal proceedings, regulatory action, loss of sales and reputation, and diversion of management attention.

Despite our quality control procedures, cultivators, manufacturers, and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products, or any of the products that are purchased by us from a third-party licensed producer, are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of our significant brands were subject to recall for any reason, the image of that brand and the Company could be harmed. A recall could lead to decreased demand for our products and could have a material, adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We may face unfavorable publicity or consumer perception of the safety, efficacy, and quality of our cannabis products as a result of research, investigations, litigation and publicity.

Management believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material, adverse effect on the demand for our products and our business, results of operations, financial condition, and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material, adverse effect on the Company, the demand for our products and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or our products specifically, or associating the consumption of adult use cannabis with illness or other negative effects or events, could have such a material, adverse effect. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, the use of vape products and vaping may pose health risks. According to the Centers for Disease Control, vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the FDA, consumers currently have no way of knowing whether they are safe for their intended uses or what types or concentrations of potentially harmful substances are found in these products.

We face intense competition in a new and rapidly growing industry by other licensed companies with more experience and financial resources than we have and by unlicensed, unregulated participants.

We face intense competition from other companies, some of which have longer operating histories and more financial resources and manufacturing and marketing experience than we have. Increased competition by larger and better-financed competitors could materially, adversely affect our business, financial condition, and results of operations. Because of the early stage of the industry in which we operate, we face additional competition from new entrants. If the number of consumers of cannabis in the states in which we operate increases, the demand for products will increase and we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, facilities, marketing, and sales support. We may not have sufficient resources to maintain research and development, facilities, marketing, and sales support efforts on a competitive basis, which could materially, adversely affect the business, financial condition, and results of our operations.

We also face competition from illegal dispensaries and black market sources of cannabis and cannabis products, which are unlicensed and unregulated, and which may sell products that are deemed more desirable than ours by certain consumers, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that we are prohibited from offering to individuals in certain of the states in which we operate as they are not currently permitted by the laws of such states. Such unlicensed and unregulated products can often be sold at a significantly lower price than our competing products due to substantially lower manufacturing costs. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material, adverse effect on the perception of cannabis use. Any or all these events could have a material, adverse effect on our business, financial condition, and results of operations.

There are risks associated with consolidation of the industry by well-capitalized entrants developing large-scale operations.

Currently, the cannabis industry generally is comprised of individuals and small to medium-sized entities, like the Company; however, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger dispensaries and cultivation facilities. In doing so, these larger competitors could establish price setting and cost controls which would effectively "price out" many of the individuals and small to medium sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use cannabis industry. While the trend in most state laws and regulations seemingly deters this type of takeover, this industry remains quite nascent, so what the landscape will be in the future remains largely unknown.

Synthetic products from the pharmaceutical industry may compete with cannabis products.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume, and profitability of the cannabis industry. This could adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets and could have a material, adverse effect on our anticipated business, financial condition, and results of operations.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various Canadian and U.S. reporting and other regulatory requirements. We incur expenses and, to a lesser extent, diversion of our management's time in our efforts to comply with the Sarbanes-Oxley Act and applicable Canadian securities laws regarding internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act and applicable Canadian securities laws, or the subsequent testing by our independent registered public accounting firm if required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares. The existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We identified a material weakness in our internal control over financial reporting as of December 31, 2021, which was remediated as of December 31, 2022 (*see Item 9A to this Form 10-K for more information*). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness was primarily attributable to the misapplication of GAAP accounting guidance surrounding the treatment of warrants issued with a Canadian dollar denominated exercise price. Management updated its control procedures over the accounting for infrequent and unusual transactions during the year ended December 31, 2022. More specifically, management added a process step to consult with external GAAP accounting experts when a new significant, infrequent, or unusual transaction occurs. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to avoid potential future material weaknesses. Moreover, we cannot be certain that we will not in the future have additional material weaknesses in our internal control over financial reporting, or that we will successfully remediate any that we find. In addition, the processes and systems we have developed to date may not be adequate.

There could continue to be a reasonable possibility that significant deficiencies, other material weaknesses or deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, or cause us to fail to meet our obligations to file periodic financial reports on a timely basis. Any of these failures could result in adverse consequences that could materially and adversely affect our business, including an adverse impact on the market price of our Subordinate Voting Shares, potential action by the SEC against us, possible defaults under our debt agreements, shareholder lawsuits, delisting of our Shares, general damage to our reputation and the diversion of significant management and financial resources.

The elimination of monetary liability against our directors, officers, and employees under British Columbia law and the existence of indemnification rights for our obligations to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees.

Our Articles contain a provision permitting us to eliminate the personal liability of our directors to us and our shareholders for damages incurred as a director or officer to the extent provided by British Columbia law. We may also have contractual indemnification obligations under any employment agreements with our officers or agreements entered into with our directors. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and the resulting costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit the Company and our shareholders.

There is doubt as to the ability to enforce judgments in Canada or under Canadian law against U.S. subsidiaries, assets, and experts.

Our subsidiaries are organized under the laws of various U.S. states. All of the assets of these entities are located outside of Canada and certain of the experts that will be retained by us or our affiliates are residents of countries other than Canada. As a result, it may be difficult or impossible for our shareholders to effect service within Canada upon such persons, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws or otherwise. There is some doubt as to the enforceability in the U.S. by a court in original actions, or in actions to enforce judgments of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws or otherwise. A court in the U.S. may refuse to hear a claim based on a violation of Canadian provincial securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in the U.S. agrees to hear a claim, it may determine that the local law in the U.S., and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by U.S. law in such circumstances.

Our directors and officers reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a United States court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.

Our past performance may not be indicative of our future results.

Our prior investment and operational performance may not be indicative of our future operating results. There can be no assurance that the historical operating results achieved by us or our affiliates will be achieved by us, and our performance may be materially different.

Our business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions and events.

Disruptions and volatility in global financial markets and declining consumer and business confidence could lead to decreased levels of consumer spending. Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer spending and, consequently, impact our sales and profitability. Moreover, in the event of war (such as the military conflict between Russia and Ukraine and in the Middle East), acts of terrorism or the threat of terrorist attacks, public health crises (such as the COVID-19 pandemic), climate risks and weather catastrophes or other events outside of our control, consumer spending could significantly decrease for a sustained period. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market-specific economic downturn could have a material, adverse effect on our business, financial condition, results of operations, and cashflow.

Diseases and epidemics may adversely impact our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases (such as the COVID-19 pandemic) could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labor shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver the Company's products, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on input prices, demand for our products, investor confidence, and general financial market liquidity, all of which may materially, adversely affect the Company's business and the market price of the Subordinate Voting Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Our Securities

A return on our securities is not guaranteed.

There is no guarantee that our securities will earn any positive return in the short term or long term. A holding of our securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

Additional issuances of Subordinate Voting Shares, or securities convertible into Subordinate Voting Shares, may result in dilution.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder's holdings in the Company. Our Articles permit the issuance of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our Board of Directors has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences, and privileges superior to those existing holders of our securities. Moreover, additional Subordinate Voting Shares will be issued by the Company on the conversion of the Multiple Voting Shares in accordance with their terms. To the extent holders of our options or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. Further, the Company may issue additional securities in connection with strategic acquisitions. The Company cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares) will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and economic interest in the Company.

Sales of substantial numbers of Subordinate Voting Shares may have an adverse effect on their market price.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time either by existing holders of Subordinate Voting Shares or by holders of the Multiple Voting Shares, which are convertible into Subordinate Voting Shares on the satisfaction of certain conditions. These sales, or the market perception that the holders of a large number of Subordinate Voting Shares or Multiple Voting Shares intend to sell Subordinate Voting Shares, could reduce the market price of the Shares. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities.

The market price for the Subordinate Voting Shares may continue to be volatile.

The market prices for securities of cannabis companies generally have been volatile. In addition, the market price for the Subordinate Voting Shares has been and may be subject to wide fluctuations in response to numerous factors within and beyond our control including, but not limited to:

- actual or anticipated fluctuations in our results of operations;

- recommendations by securities research analysts;

- changes in the economic performance or market valuations of companies in the industry in which we operate;

- addition or departure of our executive officers and other key personnel;

- release or expiration of transfer restrictions on outstanding Multiple Voting Shares or Subordinate Voting Shares;

- sales or expected sales of additional Subordinate Voting Shares;

- exercise of options or warrants to purchase Subordinate Voting Shares;

- operating and financial performance that deviates from the expectations of management, securities analysts or investors;

- regulatory changes affecting our industry generally and/or our business and operations;

- announcements of developments and other material events by us or our competitors;

- fluctuations in the costs of vital production materials and services;

- changes in global financial markets, global economies, and general market conditions, such as interest rates and pharmaceutical product price volatility;

- significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;

- operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

- news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or markets.

Financial markets have at times historically experienced significant price and volume fluctuations that: (i) have especially affected the market prices of equity securities of companies and (ii) have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares from time to time may decline even if our operating results, underlying asset values and prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that may result in impairment losses to us. There can be no assurance that further fluctuations in price and volume of Subordinate Voting Shares traded will not occur. If increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares may be materially, adversely affected.

A further decline in the price or trading volume of the Subordinate Voting Shares could affect our ability to raise further capital and adversely impact our ability to continue operations.

The market price for the Subordinate Voting Shares has historically been volatile, with relatively few shares traded on most trading days. Since the termination of the Arrangement Agreement, the Subordinate Voting Shares have been trading at or near the all-time low price and have had generally low trading volume. As a result, our ability to raise equity capital is impaired. The market price and trading volume of the Subordinate Voting Shares could decline further. A further decline in the price or trading volume of the Subordinate Voting Shares could result in a further reduction in the liquidity of the Subordinate Voting Shares and a further reduction in our ability to raise capital. Because a significant portion of our operations have been and may continue to be financed through the sale of equity securities, a further decline in the price or trading volume of our Subordinate Voting Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a material, adverse effect on our business plan and operations, including our ability to operationalize existing licenses and complete planned capital expenditures. If the price or trading volume of our Subordinate Voting Shares declines further, there can be no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue to operate all of our current businesses, or at all.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate, or unfavorable research about us, our business or our market, our share price and trading volume could decline.

The trading market for our Subordinate Voting Shares may be influenced by the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. If no or few securities or industry analysts cover our Company, as is currently the case, the trading price and volume of our Subordinate Voting Shares is likely negatively impacted and will likely continue to be negatively impacted for so long as analyst coverage is minimal or no analysts cover us. If one or more of the analysts who covers us downgrades our Subordinate Voting Shares or publishes unfavorable research about our business, or provides more favorable relative recommendations about our competitors, the price of our Subordinate Voting Shares would likely decline. If any analyst ceases coverage of us or fails to publish reports on us regularly, demand for our Subordinate Voting Shares could decrease, which could cause our share price or trading volume, or both, to decline further.

An investor may face liquidity risks with an investment in our Subordinate Voting Shares.

There is a significant liquidity risk associated with an investment in our Subordinate Voting Shares. The Subordinate Voting Shares currently trade on the Canadian Securities Exchange and are quoted on the OTCQX tier of the OTC Markets in the United States. We cannot predict at what prices the Subordinate Voting Shares will continue to trade, and there is no assurance that an active trading market will be sustained. The Subordinate Voting Shares do not currently trade on any U.S. national securities exchange. In the event the Subordinate Voting Shares begin trading on any U.S. national securities exchange, we cannot predict at what prices the Subordinate Voting Shares will trade and there is no assurance that an active trading market will develop or be sustained.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of Subordinate Voting Shares for reasons unrelated to operating performance. Moreover, the OTC Markets is not a U.S. national securities exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling Subordinate Voting Shares on the OTC Markets.

We are subject to increased costs as a result of being a public company in Canada and the United States.

As a public company both in Canada and the United States, we are subject to the reporting requirements, rules and regulations under the applicable Canadian and United States securities laws and rules of stock exchange(s) on which our securities may be listed. We incur increased costs associated with legal, accounting, and other expenses related to such regulatory compliance. Securities legislation and the rules and policies of the Canadian Securities Exchange require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to our legal and financial compliance costs. We may also elect to devote greater resources than we otherwise would have on communication and other activities typically considered important by publicly traded companies.

We do not intend to pay dividends on our Subordinate Voting Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of our Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Subordinate Voting Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our Subordinate Voting Shares will depend upon any future appreciation in their value. There is no guarantee that our Subordinate Voting Shares will appreciate in value or even maintain the price at which they were purchased.

We are an "emerging growth company" as defined in the JOBS Act and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, the Subordinate Voting Shares may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. Under the JOBS Act, emerging growth companies may take advantage of certain reduced disclosures and may, as hawse have, elect to delay adopting new or revised accounting standards until such time as those standards apply to private companies, which may result in our financial statements not being comparable to those of some other public companies.

For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if we are deemed to be a large accelerated filer under the rules of the SEC of any fiscal year, if we have total annual gross revenue of $1.235 billion as of the end of a fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period. We cannot predict if investors will find the Subordinate Voting Shares less attractive because we may rely on these exemptions. If some investors find the Subordinate Voting Shares less attractive as a result, there may be a less active trading market for the Subordinate Voting Shares, and the share price may be more volatile.

Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable by one of our licensing authorities, that shareholder would not be able to beneficially own our securities. Our shareholders may also be required to provide information that is requested by licensing authorities and we have the right, under certain circumstances, to redeem a shareholder's securities; we may be forced to use our cash or incur debt to fund such redemption of our securities.

The Company is, subject to certain conditions, entitled to redeem its securities held by certain shareholders in order to permit the Company to comply with applicable licensing regulations. The purpose of the redemption right is to provide the Company with a means of protecting itself from having a shareholder (an "**Unsuitable Person**") with an ownership interest of five percent (5%) or more of the Company's issued and outstanding shares (calculated on as-converted to Subordinate Voting Shares basis):

(i) who a governmental authority granting licenses to the Company (including to any subsidiary) has determined to be unsuitable to own shares, or

(ii) whose ownership of our securities may result in the loss, suspension or revocation (or similar action) with respect to any licenses relating to the conduct of our business relating to the cultivation, processing or dispensing of cannabis or cannabis-derived products in the United States or in the Company being unable to obtain any new licenses in the course of its business, in each case including, but not limited to, as a result of such person's failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a governmental authority, as determined by the Board of Directors in its sole discretion after consultation with legal counsel and, if a license application has been filed, after consultation with the applicable governmental authority.

In the event a shareholder's background or status jeopardizes our current or proposed licensure, we may be required to redeem such shareholder's securities in order to continue our operations or obtain licenses in the future. This redemption may divert our cash resources from other productive uses and require us to obtain additional financing which, if in the form of equity financing, would be dilutive to our shareholders. Further, any debt financing may involve additional restrictive covenants and further leveraging of our fixed assets. The inability to obtain additional financing to redeem an Unsuitable Person's securities may result in the loss of a current or potential license.

Certain Tax Risks

We are subject to Canadian and United States tax on our worldwide income.

We are deemed to be a resident of Canada for Canadian federal income tax purposes by virtue of being organized under the laws of a Province of Canada. Accordingly, we are subject to Canadian taxation on our worldwide income, in accordance with the rules in the Tax Act generally applicable to corporations resident in Canada.

Notwithstanding that we are deemed to be a resident of Canada for Canadian federal income tax purposes, we are treated as a United States corporation for United States federal income tax purposes, pursuant to Section 7874(b) of the Code, and will be subject to United States federal income tax on our worldwide income. As a result, we are subject to taxation both in Canada and the United States, which could have a material, adverse effect on our business, financial condition, or results of operations.

Dispositions of the Subordinate Voting Shares are subject to Canadian and/or United States tax.

Dispositions of the Subordinate Voting Shares are subject to Canadian tax. In addition, dispositions of the Subordinate Voting Shares by U.S. Holders are subject to U.S. tax, and certain dispositions of the Subordinate Voting Shares by Non-U.S. Holders (including, if we are treated as a USRPHC, as defined below) are subject to U.S. tax. For purposes of this discussion, a "**U.S. Holder**" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the Subordinate Voting Shares and is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations. For purposes of this discussion, a "Non-U.S. holder" is a beneficial owner of the Subordinate Voting Shares other than a U.S. Holder or partnership.

Although we do not intend to pay dividends on our Subordinate Voting Shares, any such dividends would be subject to Canadian and/or United States withholding tax.

It is currently not anticipated that we will pay any dividends on any of our Subordinate Voting Shares in the foreseeable future.

To the extent dividends are paid on our Subordinate Voting Shares, dividends received by shareholders who are residents of Canada for purposes of the Tax Act (and Non-U.S. Holders for purposes of the Code) will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a Canadian foreign tax credit or a deduction in respect of such U.S. withholding taxes paid may not be available.

Dividends received by U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders may not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. Holders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant tax treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant tax treaty.

Taxation of Non-U.S. Holders upon a disposition of the Subordinate Voting Shares depends on whether we are classified as a United States real property holding corporation.

We are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of our Non-U.S. Holders upon a disposition of the Subordinate Voting Shares generally depends on whether we are classified as a "United States real property holding corporation" for U.S. federal income tax purposes (a "**USRPHC**"). We have not performed any analysis to determine whether we are currently, or have ever been, a USRPHC. In addition, we have not sought and do not intend to seek formal confirmation of our status as a Non-USRPHC from the IRS. If we ultimately are determined by the IRS to constitute a USRPHC, our non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of the Subordinate Voting Shares.

Changes in tax laws may affect the Company and holders of Subordinate Voting Shares.

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial, or administrative action, in a manner adverse to us or holders of our Shares.

ERISA imposes additional obligations on certain investors.

In considering an investment in the Shares, trustees, custodians, investment managers, and fiduciaries of retirement and other plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("**ERISA**") and/or Section 4975 of the Code, should consider, among other things: (i) whether an investment in the Company shares is in accordance with plan documents and satisfies the diversification requirements of Sections 404(a)(1)(C) and 404(a)(1)(D) of ERISA, if applicable; (ii) whether an investment in our Shares will result in unrelated business taxable income to the plan; (iii) whether an investment in the Shares is prudent under Section 404(a)(1)(B) of ERISA, if applicable, given the nature of an investment in, and the compensation structure of, the Company and the potential lack of liquidity of Shares during the lock-up period following the RTO; (iv) whether the Company or any of our affiliates is a fiduciary or party in interest to the plan; and (v) whether an investment in the Shares complies with the "indicia of ownership" requirement set forth in ERISA Section 404(b). Fiduciaries and other persons responsible for the investment of certain governmental and church plans that are subject to any provision of federal, state, or local law that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or Section 4975 of the Code that are considering the investment in the Shares should consider the applicability of the provisions of such similar law and whether the Shares would be an appropriate investment under such similar law. The responsible fiduciary must take into account all of the facts and circumstances of the plan and of the investment when determining if a particular investment is prudent.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity risk management and strategy

The Company integrates risk management into its overall cybersecurity strategy and has implemented processes designed to identify, assess, prioritize, and manage risks to protect data, intellectual property, and information assets. As part of our risk governance and management, the Company has developed procedures to; identify and evaluate risks, measure them against predefined criteria, devise and execute strategies to mitigate identified risks, continuously monitor and review risk profiles, and communicate risks to relevant stakeholders. Addressing cybersecurity risks involves a comprehensive approach that encompasses both internal assessments and external information sources. For instance, the Company engages in security assessments conducted by internal and external experts to ensure compliance with security policies and industry frameworks; and vulnerability assessments to discover vulnerabilities in networks, systems and applications. The Company has strategically reduced its hardware footprint by eliminating on-premise datacenters and moving IT infrastructure into cloud-hosted and Software as a Service (SaaS) providers. As a result, the Company is streamlined and agile to respond quickly to market fluctuations and changes in the industry. Additionally, the Company leverages cloud-hosted and SaaS providers that offer Service Level Agreements (SLAs) and adhere to compliance and regulatory requirements for the industry. We oversee third-party service providers by conducting vendor diligence upon onboarding and additional monitoring. Vendors are assessed for risk based on the nature of their services, access to data and systems and supply chain risk. The Company performs ongoing risk assessments that evaluate IT systems and assess the likelihood of occurrence, estimate potential impact, and plan for remediation.

Cybersecurity Governance

Cybersecurity risk management is overseen by the Company's Vice President of Information Technology and Security who is supported by full-time information security staff. The Vice President of Information Technology and Security advises the executive team on the development and implementation of the information security program.

The Company incorporates learning from its cybersecurity risk management process into its overall cybersecurity program. To date, the Company has not experienced a cybersecurity incident that resulted in a material effect on our business strategy, results of operations, or financial condition. Despite our efforts, we cannot provide assurance that we will not be materially affected in the future by cybersecurity risks or any future material incidents. For more information, see Item 1A. Risk Factors, "*We face risks related to our information technology systems, including potential cyber-attacks and security and privacy breaches*".

The Board and executive team provide regular oversight of the Company's cybersecurity risk management program. The Vice President of Information Technology and Security presents to the Board and the executive team regularly with updates via business review dashboards. The Board and executive team provide guidance, including with respect to any changes to business priorities, risk tolerance, or security initiatives.

Item 2.   Properties

The following tables set forth our principal physical properties.

Type	Material Properties Location	Leased / Owned
Processing	MaryMed, LLC (100 Enterprise Drive Hurlock, Maryland 21643)	Leased
Cultivation	MaryMed, LLC (12418 Massey Road Massey, Maryland 21650)	Owned
Cultivation and Processing	Vireo Health of Minnesota, LLC (8740 77th Street NE Otsego, Minnesota 55362)	Leased
Cultivation and Processing	Vireo Health of New York, LLC (Tryon Industrial Park 256 County Route 117 Perth, New York 12010)	Leased

Through our subsidiaries, we have entered into material lease agreements related to our Maryland, Minnesota, and New York operations. Those agreements are discussed below.

Maryland Lease

100 Enterprise Drive, LLC ("**Maryland Lessor**") entered into a lease agreement with MaryMed, LLC on April 21, 2017 and continuing for a period of ten years ("**MaryMed Lease Agreement**"). Pursuant to the MaryMed Lease Agreement, MaryMed LLC agreed to lease from Maryland Lessor the premises located at 10 Enterprise Drive, in the Town of Hurlock County, of Dorchester, Maryland. The monthly base rent for the first 12 months of the term of the lease was $20,000 per month and $300,000 as security deposit. The foregoing description is qualified in its entirety by reference to the MaryMed Lease Agreement, which is included as Exhibit 10.17 hereto and incorporated by reference herein.

Maryland Lessor entered into a lease amendment with MaryMed, LLC on May 8, 2020 ("**MaryMed Lease Amendment**") with respect to the MaryMed Lease Agreement. Pursuant to the MaryMed Lease Amendment, the base rent was reduced to an amount of $10,506 per month from June 1, 2020 through August 1, 2020. The foregoing description is qualified in its entirety by reference to the MaryMed Lease Amendment, which is included as Exhibit 10.13 hereto and incorporated by reference herein.

Minnesota Lease

IIP-MN 1 LLC ("**Minnesota Landlord**") and Minnesota Medical Solutions, LLC (predecessor to Vireo Health of Minnesota, LLC) entered into a lease agreement on November 8, 2017 that was set to expire on November 8, 2032 ("**MN Lease Agreement**"). Concurrent with the execution of the lease, Minnesota Landlord closed on a purchase of real property and improvements on the property located at 8740 77th Street Northeast, Ostego, Minnesota on October 6, 2017. The monthly base rent for the first 12 months of the term of the MN Lease Agreement was $50,000, with $300,000 to be paid in security deposit. The foregoing description is qualified in its entirety by reference to the MN Lease Agreement, which is included as Exhibit 10.19 hereto and incorporated by reference herein.

Pursuant to the First Amendment to the MN Lease Agreement ("**1st Amendment to the MN Lease Agreement**"), dated December 7, 2018, the term of the MN Lease Agreement was extended to December 7, 2033 and Minnesota Medical Solutions, LLC was permitted to make improvements at a cost to Minnesota Landlord not to exceed $2,988,000 rather than $988,000 as initially detailed in the MN Lease Agreement. In addition, the monthly base rent was increased to $77,625 and the security deposit was increased to $450,000. The foregoing description is qualified in its entirety by reference to the 1st Amendment to the MN Lease Agreement, which is included as Exhibit 10.15 hereto and incorporated by reference herein.

Pursuant to the Second Amendment to the MN Lease Agreement ("**2nd Amendment to the MN Lease Agreement**"), dated September 25, 2019, the term of the MN Lease Agreement was extended to December 7, 2038 and Minnesota Medical Solutions, LLC was permitted to make improvements at a cost to Minnesota Landlord not to exceed $5,588,000 rather than $2,988,000 as detailed in the 1st Amendment to the MN Lease Agreement, and the monthly base rent was increased to $111,262. The foregoing description is qualified in its entirety by reference to the 2nd Amendment to the MN Lease Agreement, which is included as Exhibit 10.16 hereto and incorporated by reference herein.

Pursuant to the Third Amendment to the MN Lease Agreement ("**3rd Amendment to the MN Lease Agreement**"), dated February 18, 2020, Minnesota Medical Solutions, LLC was permitted to make improvements at a cost to Minnesota Landlord not to exceed $5,638,183 rather than $2,988,000 as detailed in the 2nd Amendment to the MN Lease Agreement. The foregoing description is qualified in its entirety by reference to the 3rd Amendment to the MN Lease Agreement, which is included as Exhibit 10.17 hereto and incorporated by reference herein.

Pursuant to the Fourth Amendment to the MN Lease Agreement ("**4th Amendment to the MN Lease Agreement**"), dated April 10, 2020, Minnesota Medical Solutions, LLC was permitted to make improvements at a cost to Minnesota Landlord not to exceed $6,698,183 rather than $5,638,183 as detailed in the 3rd Amendment to the MN Lease Agreement, and the term of the MN Lease Agreement was extended to April 9, 2040. In addition, the monthly base rent was increased to $129,350. The security deposit will be reduced to $225,000 on November 8, 2023 and the security deposit will be further reduced to $112,500 on November 8, 2026. The foregoing description is qualified in its entirety by reference to the 4th Amendment to the MN Lease Agreement, which is included as Exhibit 10.18 hereto and incorporated by reference herein.

Pursuant to the Fifth Amendment to the MN Lease Agreement ("**5th Amendment to the MN Lease Agreement**"), dated February 24, 2023, a default by any affiliate of Vireo Health of Minnesota, LLC (f/k/a Minnesota Medical Solutions, LLC), under another lease with the Minnesota Landlord or any affiliate of the Minnesota Landlord, beyond any applicable notice and cure periods, constitutes a default under the MN Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 5th Amendment to the MN Lease Agreement, which is included as Exhibit 10.43 hereto and incorporated by reference.

New York Lease

IIP-NY2 LLC ("**New York Landlord**") and Vireo Health of New York, LLC entered into a lease agreement on October 23, 2017 that was set to expire on October 23, 2032 ("**NY Lease Agreement**"). Concurrent with the execution of the lease, IIP-NY 2 LLC closed on a purchase of real property and improvements on the property located at 256 County Route 117, Perth, New York on September 21, 2017. The monthly base rent for the first 12 months of the term of the NY Lease Agreement was $55,000, with $330,000 to be paid in security deposit. The foregoing description is qualified in its entirety by reference to the NY Lease Agreement, which is included as Exhibit 10.19 hereto and incorporated by reference herein.

Pursuant to the First Amendment to the NY Lease Agreement ("**1st Amendment to the NY Lease Agreement**"), dated December 7, 2018, the term of the NY Lease Agreement was extended to December 7, 2033 and Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $3,000,000, instead of $1,000,000 as initially outlined in the NY Lease Agreement. The foregoing description is qualified in its entirety by reference to the 1st Amendment to the NY Lease Agreement, which is included as Exhibit 10.10 hereto and incorporated by reference herein.

Pursuant to the Second Amendment to the NY Lease Agreement ("**2nd Amendment to the NY Lease Agreement**"), dated April 10, 2020, the term of the NY Lease Agreement was extended to April 9, 2035 and Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $3,360,000 rather than $3,000,000 as detailed in the 1st Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased to $90,518.51

and the Company provided a new guaranty on behalf of New York Landlord. The foregoing description is qualified in its entirety by reference to the 2nd Amendment to the NY Lease Agreement, which is included as Exhibit 10.11 hereto and incorporated by reference herein.

Pursuant to the Third Amendment to the NY Lease Agreement ("**3rd Amendment to the NY Lease Agreement**"), dated September 24, 2022, the term of the NY Lease Agreement was extended to September 23, 2041. Concurrent with the execution of the 3rd Amendment to the NY Lease Agreement, Vireo Health of New York and the New York Landlord closed on a purchase of 92.3 acres of real property adjacent to 256 County Route 117, Perth, New York. Vireo Health of New York, LLC was permitted to make improvements at a cost to New York Landlord not to exceed $49,435,000, instead of $3,360,000 as initially outlined in the 2nd Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased to $615,629 and the Company provided a new guaranty on behalf of the New York Landlord. The forgoing description is qualified in its entirety by reference to the 3rd Amendment to the NY Lease Agreement, which is included as Exhibit 10.12 hereto and incorporated by reference.

Pursuant to the Fourth Amendment to the NY Lease Agreement ("**4th Amendment to NY Lease Agreement**"), dated February 24, 2023, (1) the tenant improvement allowance was increased to a cost not to exceed $53,435,000, instead of $49,435,000 as initially outlined in the 3rd Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased by an additional $50,000, (2) the security deposit was increased by an additional $150,000, and (3) a default by any affiliate of Vireo Health of New York, LLC, under another lease with the New York Landlord or any affiliate of the New York Landlord, beyond any applicable notice and cure periods, constitutes a default under the NY Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 4th Amendment to the NY Lease Agreement, which is included as Exhibit 10.44 hereto and incorporated by reference.

Pursuant to the Fifth Amendment to the NY Lease Agreement ("**5th Amendment to NY Lease Agreement**"), dated October 27, 2023, (1) the tenant improvement allowance was increased to a cost not to exceed $67,435,000, instead of $53,435,000 as initially outlined in the 3rd Amendment to the NY Lease Agreement. In addition, the monthly base rent was increased by an additional $210,000, (2) the existing security deposit was used to pay liens against the property. (3) Vireo Health of New York, LLC agreed to restore the used security deposit over a twelve month period beginning February 1, 2024, and (4) a default by any affiliate of Vireo Health of New York, LLC, under another lease with the New York Landlord or any affiliate of the New York Landlord, beyond any applicable notice and cure periods, constitutes a default under the NY Lease Agreement, as amended. The forgoing description is qualified in its entirety by reference to the 4th Amendment to the NY Lease Agreement, which is included as Exhibit 10.44 hereto and incorporated by reference.

Item 3.   **Legal Proceedings**

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material, adverse effect on our results of operations or financial condition.

<u>Schneyer</u>

On February 25, 2019, Dr. Mark Schneyer ("**Schneyer**") filed a lawsuit in Minnesota District Court, Fourth District (the "**Court**"), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. ("**Vireo U.S.**"), Dorchester Management, LLC ("**Dorchester Management**"), and Dorchester Capital, LLC ("**Capital**"), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC ("**MaryMed**"), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.'s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer's claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants' belief that they did nothing wrong and that the claims were baseless.

<u>Verano</u>

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production based upon the Company's belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery. The Company also prepared materials in anticipation of seeking summary determination of its claim, which it anticipates filing within 30 days.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded. The damages sought will be significant and material given that Verano's breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Trading Price and Volume

Our Subordinate Voting Shares are traded on the CSE under the symbol "GDNS." The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the CSE.

Period	Low Trading Price (C$)		High Trading Price (C$)	
Year Ending March 31, 2024				
First Quarter (through March 1, 2024)	$	0.3150	$	0.6100
Year Ended December 31, 2023				
Fourth Quarter (December 31, 2023)	$	0.2050	$	0.3500
Third Quarter (September 30, 2023)	$	0.1400	$	0.3000
Second Quarter (June 30, 2023)	$	0.1450	$	0.3200
First Quarter (March 31, 2023)	$	0.1450	$	0.2750
Year Ended December 31, 2022				
Fourth Quarter (December 31, 2022)	$	0.2150	$	1.6300
Third Quarter (September 30, 2022)	$	1.2900	$	1.9000
Second Quarter (June 30, 2022)	$	1.5400	$	2.6400
First Quarter (March 31, 2020)	$	2.0100	$	3.3100

Our Subordinate Voting Shares also are traded on the OTCQX under the symbol "GDNSF." The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the OTCQX.

Period	Low Trading Price (US$)		High Trading Price (US$)	
Year Ending March 31, 2024				
First Quarter (through March 1, 2024)	$	0.2370	$	0.4500
Year Ended December 31, 2023				
Fourth Quarter (December 31, 2023)	$	0.1550	$	0.2600
Third Quarter (September 30, 2023)	$	0.1020	$	0.2140
Second Quarter (June 30, 2023)	$	0.1060	$	0.2410
First Quarter (March 31, 2023)	$	0.1050	$	0.2070
Year Ended December 31, 2022				
Fourth Quarter (December 31, 2022)	$	0.1500	$	1.2100
Third Quarter (September 30, 2022)	$	0.9340	$	1.4570
Second Quarter (June 30, 2022)	$	1.2000	$	2.1010
First Quarter (March 31, 2022)	$	1.5700	$	2.5950

Shareholders

As of March 1, 2024, there were 137 holders of record of our Subordinate Voting Shares, 167 holders of record of our Multiple Voting Shares, and 0 holders of record of our Super Voting Shares.

Dividends

We have not paid, and do not in the foreseeable future intend to pay, any dividends on the Subordinate Voting Shares or any other equity. The declaration and payment of future dividends to holders of our Shares will be at the discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by the Board of Directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that the Company or our subsidiaries may incur. See "*Risk Factors - Risks Related to the Company's Securities – We do not intend to pay dividends on our Shares and, consequently, the ability of investors to achieve a return on their investment will depend entirely on appreciation in the price of the Subordinate Voting Shares*."

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There was no share repurchase activity by the issuer or affiliates during the quarter ended December 31, 2023.

Recent Sales of Unregistered Securities

Except as previously disclosed, we did not issue any unregistered securities during the year ended December 31, 2023.

Item 6.   **Reserved**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or "forward-looking information" within the meaning of Canadian securities laws. These statements are often identified by the use of words such as "expect," "plan," "expected," "scheduled," "estimates," "estimated," "forecasts," "continue," "continued," "anticipate," "will," "expectations," "cannot," "could," "believe," "focused," "intention," "strategic," "future," "approach," "strategy," "efforts," "potential," "potentially," "possible," "may," "intend," "intended," "intent," "should," "might," "would," "achieve," "allowed to," "over time," "likely," "remain," "opportunities," "seeking," or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Annual Report on Form 10-K and those discussed in the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K and in our other SEC and Canadian public filings. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

This management's discussion and analysis is dated April 1, 2024.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

Verano Litigation

On January 31, 2022, we entered into an Arrangement Agreement (the "**Arrangement Agreement**") with Verano Holdings Corp. ("**Verano**"), pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a plan of arrangement (**the "Plan of Arrangement**") under the Business Corporations Act (British Columbia) (the "**Arrangement**"). Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares was to receive 0.22652 of a subordinate voting share of Verano (each a "**Verano Subordinate Voting Share**"), subject to adjustment as described below, for each Subordinate Voting

Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, we received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims our public filings and communications with respect to our business and ongoing operations were misleading and that we breached our representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of the $14,875,000 termination fee and its transaction expenses of up to $3,000,000. We deny all of Verano's allegations and believe we have complied with our obligations under the Arrangement Agreement in all material respects at all times. We believe Verano has no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement.

On October 21, 2022, we commenced an action in the Supreme Court of British Columbia against Verano seeking damages after Verano wrongfully terminated the Arrangement Agreement. We are seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery. The Company also prepared materials in anticipation of seeking summary determination of its claim.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company's ability to meet its obligations over the next twelve months. Company management is working with the Company's lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company's continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

Operating Segments

We report our operating results in one business segment: the cultivation, production, and sale of cannabis. We cultivate, manufacture, and distribute cannabis products to third parties in wholesale markets and cultivate, manufacture, and sell cannabis products directly to approved patients and adult-use-customers in our owned or operated retail stores.

During the year ended December 31, 2023, the Company had operating revenue in four states: Maryland, Minnesota, New Mexico, and New York. In June 2023, we sold our business operations in New Mexico. Retail revenues during the year ended December 31, 2023 were derived from sales in eighteen dispensaries throughout four states. We had eight operational dispensaries in Minnesota, four in New Mexico (until June 2023), four in New York, and two in Maryland. Wholesale revenues were derived from sales of products to third parties in the states of Maryland, Minnesota, and New York.

Year ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in four states. For the year ended December 31, 2023, 84% of the revenue was generated from retail dispensaries and 16% from wholesale business. For the year ended December 31, 2022, 83% of the revenue was generated from retail dispensaries and 17% from wholesale business. During the year ended December 31, 2023, we ceased all operations in New Mexico. During the year ended December 31, 2022, we ceased all operations in Arizona.

For the year ended December 31, 2023, Minnesota operations contributed approximately 51% of revenues, New York contributed 16%, Maryland contributed 31%, and New Mexico contributed 2%. For the year ended December 31, 2022, Minnesota operations contributed approximately 51% of revenues, New York contributed 20%, Arizona contributed 3%, New Mexico contributed 8%, and Maryland contributed 18%.

Revenue for the year ended December 31, 2023, was $88,133,163, an increase of $13,507,296 or 18% compared to revenue of $74,625,867 for year ended December 31, 2022. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by decreased New Mexico revenues, which was divested in June of 2023.

Retail revenue for the year ended December 31, 2023, was $73,620,867, an increase of $11,497,510 or 19% compared to retail revenue of $62,123,357 for the year ended December 31, 2022, primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by decreased New Mexico revenues, which was divested in June of 2023

Wholesale revenue for the year ended December 31, 2023, was $14,512,297, an increase of $2,009,787 or 16% compared to wholesale revenue of $12,502,510 for year ended December 31, 2022. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023.

		Year Ended December 31,						
		2023		2022		$ Change		% Change
Retail:								
MN	$	45,171,621	$	37,461,646	$	7,709,975		21 %
NY		8,915,421		10,676,424		(1,761,003)		(16)%
NM		1,964,285		6,040,847		(4,076,562)		(67)%
MD		17,569,539		7,944,440		9,625,099		121 %
Total Retail	$	73,620,866	$	62,123,357	$	11,497,509		19 %
Wholesale:								
AZ	$	—	$	2,361,233	$	(2,361,233)		(100)%
MD		9,400,733		5,474,824		3,925,909		72 %
NY		5,046,537		3,994,313		1,052,224		26 %
MN		25,300		672,140		(646,840)		(96)%
NM		39,727		—		39,727		100 %
Total Wholesale	$	14,512,297	$	12,502,510	$	2,009,787		16 %
Total Revenue	$	88,133,163	$	74,625,867	$	13,507,296		18 %
NM and AZ	$	(2,004,012)	$	(8,402,080)	$	6,398,068		(76)%
Total Revenue excluding NM and AZ	$	86,129,151	$	66,223,787	$	19,905,364		30 %

Cost of Goods Sold and Gross Profit

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the year ended December 31, 2023, was $44,028,998, an increase of $311,292 compared to the year ended December 31, 2022 of $43,717,706, driven most significantly by the product costs associated with the increase in revenues year over year.

Gross profit for the year ended December 31, 2023, was $44,104,165, representing a gross margin of 50%. This is compared to gross profit for the year ended December 31, 2022, of $30,908,161 or a 41% gross margin. The increase in margin was driven by increased retail revenue contributions from Minnesota, which carries a high margin profile, both overall and as a percentage of total revenue, the disposition of all Arizona wholesale operations, which carried a low margin in 2022, and the commencement of adult-use sales in Maryland on July 1, 2023.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2023, were $33,524,387, a decrease of $4,323,139 compared to total expenses of $37,847,526 for the year ended December 31, 2022. The decrease in total expenses was attributable to a decrease in selling, general, and administrative expenses of $5,605,706 partially offset by an increase in share based compensation expenses of $1,463,401. Decreased salaries and wages driven by lower headcount and decreased professional fees account for the majority of the decrease in selling, general, and administrative expenses.

Operating Income (Loss) before Income Taxes and Other Income (Expense)

Operating income (loss) before other income (expense) and provision for income taxes for the year ended December 31, 2023, was $10,579,778, an increase of $17,519,143 compared to an operating loss before other income (expense) and provision for income taxes of $(6,939,365) for the year ended December 31, 2022.

Total Other Income (Expense)

Total other expense for the year ended December 31, 2023, was ($28,403,867), a decrease of $1,221,212 compared to other expense of ($29,625,079) or the year ended December 31, 2022. The decrease in other expense is primarily attributable to increased other income attributable to the receipt of the Coronavirus Aid, Relief, and Economic Security Act Employee Retention Tax Credit in 2023 and decreased impairment losses in 2023, partially offset by increased interest expense driven by the Credit Facility and increased losses on disposal of assets related to the Red Barn Growers disposition in connection with the divestiture of our business in New Mexico during 2023.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2023, Federal and State income tax expense totaled $7,723,000 compared to tax expense of $5,893,000 for the year ended December 31, 2022. The increase in tax expense is primarily attributable to the increase in gross profit relative to the prior year.

Year ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our nineteen dispensaries in five states and our wholesale sales to third parties in four states. For the year ended December 31, 2022, 83% of the revenue was generated from retail dispensaries and 17% from wholesale business. For the year ended December 31, 2021, 82% of the revenue was generated from retail business and 18% from wholesale business.

For the year ended December 31, 2022, Minnesota operations contributed approximately 51% of revenues, New York contributed 20%, Arizona contributed 3%, New Mexico contributed 8%, and Maryland contributed 18%. For the year ended December 31, 2021, Minnesota operations contributed approximately 40% of revenues, New York contributed 25%, Arizona contributed 16%, New Mexico contributed 6%, and Maryland contributed 13%.

Revenue for the year ended December 31, 2022, was $74,625,867, an increase of $20,179,699 or 37% compared to revenue of $54,446,168 for year ended December 31, 2021. The increase is primarily attributable to revenue contributions from the retail business in Minnesota of $15.7 million, the retail business in Maryland of $4.7 million, and the retail business in New Mexico of $2.9 million, partially offset by the lack of revenues from the Arizona retail business, which was divested in 2021. Key revenue drivers are the increased patient demand in Minnesota driven by the addition of cannabis flower to the Minnesota medical program in March of 2022, the commencement of adult-use marijuana sales in New Mexico on April 1, 2022, and the acquisition of Charm City Medicus, LLC in the fourth quarter of 2021.

Retail revenue for the year ended December 31, 2022, was $62,123,357, an increase of $17,430,972 or 39% compared to retail revenue of $44,692,385 for the year ended December 31, 2021, primarily due to increased revenue contributions from Minnesota, Maryland, and New Mexico.

Wholesale revenue for the year ended December 31, 2022, was $12,502,510, an increase of $2,748,727 compared to wholesale revenue of $9,753,783 for year ended December 31, 2021. The increase was primarily due to increased wholesale demand in Maryland and New York.

	Year Ended December 31,		$ Change	% Change
	2022	2021		
Retail:				
MN	$ 37,461,646	$ 21,795,356	$ 15,666,290	72 %
NY	10,676,424	11,473,918	(797,494)	(7)%
AZ	—	5,053,669	(5,053,669)	(100)%
NM	6,040,847	3,100,803	2,940,044	95 %
MD	7,944,440	3,268,639	4,675,801	143 %
Total Retail	**$ 62,123,357**	**$ 44,692,385**	**$ 17,430,972**	**39 %**
Wholesale:				
AZ	$ 2,361,233	$ 3,519,835	$ (1,158,602)	(33)%
MD	5,474,824	3,688,359	1,786,465	48 %
NY	3,994,313	2,478,906	1,515,407	61 %
MN	672,140	—	672,140	100 %
OH	—	66,683	(66,683)	(100)%
Total Wholesale	**$ 12,502,510**	**$ 9,753,783**	**$ 2,748,727**	**28 %**
Total Revenue	**$ 74,625,867**	**$ 54,446,168**	**$ 20,179,699**	**37 %**
NM, AZ, and OH	$ (8,402,080)	$ (6,687,321)	$ (1,714,759)	26 %
Total Revenue excluding NM and AZ	**$ 66,223,787**	**$ 47,758,847**	**$ 18,464,940**	**39 %**

N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the year ended December 31, 2022, was $43,717,706, an increase of $9,070,223 compared to the year ended December 31, 2021 of $34,647,483, driven most significantly by the product costs associated with the increase in revenues year over year.

Gross profit for the year ended December 31, 2022, was $30,908,161, representing a gross margin of 41%. This is compared to gross profit for the year ended December 31, 2021, of $19,798,685 or a 36% gross margin. The increase in margin and gross profit was driven primarily by increased retail revenues, specifically increased Minnesota retail contributions as a percentage of overall revenue, which carry higher margins.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2022, were $37,847,526, a decrease of $2,432,723 compared to total expenses of $40,280,249 for the year ended December 31, 2021. The decrease in total expenses was attributable to a decrease in share-based compensation of $2,488,444.

Operating Loss before Income Taxes and Other Income (Expense)

Operating loss before other income (expense) and provision for income taxes for the year ended December 31, 2022, was $(6,939,365), a decrease of $13,542,199 compared to an operating loss before other income (expense) and provision for income taxes of $(20,481,564) for the year ended December 31, 2021.

Total Other Income (Expense)

Total other expense for the year ended December 31, 2022, was ($29,625,079), an increase of $20,538,168 compared to other expense of ($9,086,911) or the year ended December 31, 2021. The increase in other expense is primarily attributable to increased interest expense of $12,018,182 in 2022 driven by the issuance of promissory notes, increased impairment charges of $3,426,250 related to long-lived assets, and a decrease of $6,734,680 in asset disposal gains due to a lack of asset divestitures in 2022.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the year ended December 31, 2022, Federal and State income tax expense totaled $5,893,000 compared to tax expense of $4,122,000 for the year ended December 31, 2021. The increase in tax expense is primarily attributable to the increase in gross profit relative to the prior year.

Non-GAAP Measures

EBITDA is a non-GAAP measure that does not have a standardized definition under GAAP. Total Revenues excluding revenues from states where we have divested operations in 2021, 2022, and 2023 is also a non-GAAP measure that does not have a standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measure EBITDA presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. Reconciliations of the supplemental non-GAAP financial measure Total Revenues that excludes revenues from states where we have divested operations in 2021, 2022 and 2023 presented herein to the most directly comparable financial measures calculated in accordance with GAAP can be found in the tables above where the measures appear. We have provided these non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

	Year Ended December 31,	
	2023	2022
Net income (loss)	$ (25,547,089)	$ (42,457,444)
Interest expense, net	31,260,798	22,593,552
Income taxes	7,723,000	5,893,000
Depreciation & Amortization	1,148,809	1,329,643
Depreciation and amortization included in cost of goods sold	2,453,653	2,682,818
EBITDA (non-GAAP)	$ 17,039,171	$ (9,958,431)

Liquidity and Capital Resources

As of December 31, 2023 and 2022, the Company had a working capital deficiency of $(30,615,109) and $17,019,820 respectively, reflecting a decrease in working capital of $47,634,929 for the year ended December 31, 2023 driven by the reclassification of long-term debt to current.

The Company is an early-stage growth company. It is generating cash from sales and is deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term.

Capital reserves are being utilized for capital expenditures and improvements in existing facilities, product development and marketing, as well as customer, supplier and investor and industry relations.

Credit Facility

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company's promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off $60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023. The Company repaid the note in full subsequent to year end.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal. The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the "**Credit Facility**"), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, "**Borrowers**"), entered into a Third Amendment to the Credit Facility (the "**Third Amendment**") providing for additional delayed draw term loans of up to $55 million (the "**Delayed Draw Loans**"). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "**Agent**"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost. It also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2023, $1,524,531 (2022 - $5,085,792) of deferred financing costs remain unamortized.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the "Convertible Notes"). The convertible facility has a term of three years, with an annual interest rate of 12.0%, 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company's Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2023, $1,083,697 of deferred financing costs remain unamortized.

Cash Used in Operating Activities

Net cash used in operating activities was $1.0 million for the year ended December 31, 2023, a decrease of $17.1 million as compared to cash used in operating activities of $18.1 million for the year ended December 31, 2022. The decrease is due to more favorable changes in working capital relative to 2022, increased gross profit, and decreased operating expenses.

Cash Flow from Investing Activities

Net cash used in investing activities was $3.5 million for the year ended December 31, 2023, compared to net cash used of $5.6 million for the year ended December 31, 2022. The decrease in cash used is primarily attributable to a decrease in security deposits.

Cash Flow from Financing Activities

Net cash provided by financing activities was $5.3 million for the year ended December 31, 2023, a decrease of $18.4 million as compared to the year ended December 31, 2022. The decrease was principally due to fewer net proceeds received from the Credit Facility in 2023.

Lease Transactions

As of December 31, 2023, we have entered into lease agreements for the use of buildings used in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, and New York.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of December 31, 2023, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that we believe will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases December 31, 2023		Finance Leases December 31, 2023		Total	
2023	$	2,073,710	$	12,472,481	$	14,546,191
2024		2,057,603		13,773,155		15,830,758
2025		1,697,744		14,183,661		15,881,405
2026		1,403,358		14,606,527		16,009,885
2027		1,140,431		15,042,128		16,182,559
Thereafter		142,453		218,572,918		218,715,371
Total minimum lease payments	$	8,515,299	$	288,650,870	$	297,166,169
Less discount to net present value		(2,248,361)		(195,157,538)		(197,405,899)
Less liabilities held for sale		(3,214,820)		(85,111,503)		(88,326,323)
Present value of lease liability	$	3,052,118	$	8,381,829	$	11,433,947

Outstanding Share Data

As of Deecmber 31, 2024, we had 110,338,223 shares issued and outstanding, consisting of the following:

(a) *Subordinate Voting Shares*

110,007,030 shares issued and outstanding. The holders of Subordinate Voting Shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All Subordinate Voting Shares are ranked equally with regards to the Company's residual assets. The Company is authorized to issue an unlimited number of no-par value Subordinate Voting Shares.

(b) *Multiple Voting Shares*

331,193 shares issued and outstanding. The holders of Multiple Voting Shares are entitled to one hundred votes per share at all shareholder meetings. Each Multiple Voting Share is exchangeable for one hundred Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Multiple Voting Shares.

(c) *Super Voting Shares*

0 shares issued and outstanding. Holders of Super Voting Shares are entitled to one thousand votes per share at all shareholder meetings. Each Super Voting Share is exchangeable for one hundred Subordinate Voting Shares. The Company is authorized to issue an unlimited number of Super Voting Shares.

Options, Warrants, and Convertible Promissory Notes

As of December 31, 2023, we had 29,969,324 employee stock options outstanding, 2,543,011 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 16,400,000 Subordinate Voting Share compensation warrants outstanding

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Summary of Significant Accounting Policies and Estimates

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. Note 2, "Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of estimates and significant judgments

The preparation of our financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of revenue, expenses, assets, liabilities, accompanying disclosures and the disclosure of contingent liabilities. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Estimates and judgments are assessed on an ongoing basis. Revisions to estimates are recognized prospectively.

Examples of key estimates in these financial statements include cash flows and discount rates used in accounting for business combinations including contingent consideration, asset impairment including estimated future cash flows and fair values, the allowance for doubtful accounts receivable and trade receivables, inventory valuation adjustments that contemplate the market value of, and demand for inventory, estimated useful lives of property and equipment and intangible assets, valuation allowance on deferred income tax assets, determining the fair value of financial instruments, fair value of stock-based compensation, estimated variable consideration on contracts with customers, sales return estimates, the fair value of the convertible notes and equity component and the classification, incremental borrowing rates and lease terms applicable to lease contracts. We believe that the estimates, judgments, and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are differences between these estimates and actual results, our consolidated financial statements may be materially affected.

Revenue Recognition

The Company's primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company's retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. More specifically, wholesale revenues are recognized upon delivery and acceptance by wholesale customers. Retail revenues are recognized at the point of sale. Discounts are recorded at the time of revenue recognition. Returns were not material during the years ended December 31, 2023 and 2022, but are recognized when the customer is refunded. Revenues are presented net of discounts and returns.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Excise duties that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer are included in revenue. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling and the depreciation of manufacturing equipment and production facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes. Cost of sales also includes inventory valuation adjustments. We recognize the cost of sales as the associated revenues are recognized.

Inventory

Inventory is comprised of cannabis work-in-process, cannabis finished goods and other inventory. Work-in-process inventory includes cannabis plants, bulk harvested material, and various bulk oils and extracts. Finished goods include packaged flower and extracts. Other inventory includes product packaging, hemp derived CBD, apparel, and paraphernalia.

Inventory cost includes pre-harvest, post-harvest and shipment and fulfillment, as well as related accessories. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labelling, courier services and allocated overhead.

Inventory is stated at the lower of cost or net realizable value, determined using weighted average cost. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At the end of each reporting period, we perform an assessment of inventory and records write-downs for excess and obsolete inventories based on our estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. Factors considered in the determination of obsolescence include slow-moving or non-marketable items. Actual inventory losses may differ from management's estimates and such differences could be material to our consolidated balance sheets, statements of net loss and comprehensive loss and statements of cash flows. In calculating the value of the inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis plant up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields of the cannabis plant. In calculating final inventory values, management is required to determine an estimated fail rate and compare the inventory cost to estimated net realizable value. If the assumptions around future demand for our inventory are more optimistic than actual future results, then the excess and obsolete inventory provision may not be sufficient, resulting in our inventory being valued in excess of its net realizable value.

Assessing Recoverability of long-lived assets

We review long-lived assets, including property and equipment and definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Asset impairment tests require the allocation of assets to asset groups, where appropriate, which requires significant judgment and interpretation with respect to the integration between the assets and shared resources. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("**asset group**"). Asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information. An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If impairment indicators exist and are not identified, or judgment and assumptions used in assessing the recoverable amount change, the carrying value of long-lived assets can exceed the recoverable amount.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment annually, or more frequently when events or circumstances indicate that impairment may have occurred. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value. If the judgments relating to the qualitative or quantitative assessments performed differ from actual results, or if assumptions are different, the values of the indefinite life intangible assets and goodwill can differ from the amounts recorded.

Estimating the fair value of Stock-based compensation

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units, or other awards. The exercise price for incentive stock options issued under the plan will be set by the Administrator (as defined under the plan) but will not be less 100% of the fair market value of the Company's shares on the date of grant. The Company measures and recognizes compensation expense for stock options to employees and non-employees on a straight-line basis over the vesting period based on their grant date fair values. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. Estimates in our stock-based compensation valuations are highly complex and subjective. Determining the estimated fair value of at the grant date requires judgment in determining the appropriate valuation model and assumptions, including the fair value of common shares on the grant date, risk-free rate, volatility rate, annual dividend yield and the expected term. The volatility rate is based on historical volatilities of public companies operating in a similar industry to the Company. Stock options have a maximum term of 10 years from the date of grant. The stock options vest at the discretion of the Board. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

For stock options granted, the exercise price at the date of grant was determined by the Board of Directors with assistance from third-party valuation specialists. The Company estimates forfeitures at the time of grant and revises these estimates in subsequent periods if actual forfeitures differ from those estimates.

For performance-based stock options and RSUs, the Company records compensation expense over the estimated service period adjusted for a probability factor of achieving the performance-based milestones. At each reporting date, the Company assesses the probability factor and records compensation expense accordingly, net of estimated forfeitures.

Fully vested, non-forfeitable equity instruments issued to parties other than employees are measured on the date they are issued where there is no specific performance required by the grantee to retain those equity instruments. Stock-based payment transactions with non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Where fully vested, non-forfeitable equity instruments are granted to parties other than employees in exchange for notes or financing receivable, the note or receivable is presented in additional paid-in capital on the balance sheets.

Assessing the realizability of deferred tax assets

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management assesses the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

Recently Issued Accounting Standards

For a discussion of recent accounting pronouncements, please see Note 2, Summary of Significant Accounting Policies to our financial statements included elsewhere in this prospectus.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm (PCAOB ID 731)

DAVIDSON & COMPANY LLP ———————— Chartered Professional Accountants ————

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Goodness Growth Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Goodness Growth Holdings Inc. (the "Company"), as of December 31, 2023 and 2022, and the related consolidated statements of net loss and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Goodness Growth Holdings Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has concluded that the historical recurring losses from operations, negative cash flows from operations, dependence on debt and other financings and the termination of the Arrangement Agreement gives rise to substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

/s/ Davidson & Company LLP

Vancouver, Canada   Chartered Professional Accountants

April 1, 2024

GOODNESS GROWTH HOLDINGS, INC.
Consolidated Balance Sheets (In U.S Dollars)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash	$	15,964,665	$	15,149,333
Accounts receivable, net of credit losses of $254,961 and $453,860, respectively		3,086,640		4,286,072
Income tax receivable		12,278,119		—
Inventory		19,285,870		20,508,023
Prepayments and other current assets		1,336,234		2,544,532
Notes receivable, current		3,750,000		—
Warrants held		1,937,352		—
Assets Held for Sale		91,213,271		4,240,781
Total current assets		148,852,151		46,728,741
Property and equipment, net		23,291,183		89,606,932
Operating lease, right-of-use asset		2,018,163		6,110,787
Notes receivable, long-term		—		3,750,000
Intangible assets, net		8,718,577		8,776,946
Goodwill		—		183,836
Deposits		383,645		2,312,161
Deferred tax assets		—		1,687,000
Total assets	$	183,263,719	$	159,156,403
Liabilities				
Current liabilities				
Accounts Payable and Accrued liabilities	$	7,674,389	$	14,928,780
Long-Term debt, current portion		60,220,535		11,780,000
Right of use liability		890,013		1,680,294
Uncertain tax liability		22,356,000		—
Liabilities held for sale		88,326,323		1,319,847
Total current liabilities		179,467,260		29,708,921
Right-of-use liability		10,543,934		79,757,994
Other long-term liabilities		155,917		—
Convertible debt, net		9,140,257		—
Long-Term debt, net		—		46,248,604
Total liabilities	$	199,307,368	$	155,715,519
Commitments and contingencies (refer to Note 18)				
Stockholders' equity (deficiency)				
Subordinate Voting Shares ($- par value, unlimited shares authorized; 110,007,030 shares issued and outstanding at December 31, 2023 and 86,712,030 at December 31, 2022)		—		—
Multiple Voting Shares ($- par value, unlimited shares authorized; 331,193 shares issued and outstanding at December 31, 2023 and 348,642 at December 31, 2022)		—		—
Super Voting Shares ($- par value; unlimited shares authorized; 0 shares issued and outstanding at December 31, 2023 and 65,411 at December 31, 2022)		—		—
Additional Paid in Capital		187,384,403		181,321,847
Accumulated deficit		(203,428,052)		(177,880,963)
Total stockholders' equity (deficiency)	$	(16,043,649)	$	3,440,884
Total liabilities and stockholders' equity (deficiency)	$	183,263,719	$	159,156,403

The accompanying notes are an integral part of these consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.
Consolidated Statements of Net Loss and Comprehensive Loss (In U.S. Dollars, except per share amounts)

| | For the Years Ended December 31, | |
	2023	2022
Revenue	$ 88,133,163	$ 74,625,867
Cost of sales		
Product costs	42,739,653	39,423,918
Inventory valuation adjustments	1,289,345	4,293,788
Gross profit	44,104,165	30,908,161
Operating expenses:		
Selling, general and administrative	28,217,980	33,823,686
Stock-based compensation expenses	4,157,598	2,694,197
Depreciation	469,948	653,077
Amortization	678,861	676,566
Total operating expenses	33,524,387	37,847,526
Income (loss) from operations	10,579,778	(6,939,365)
Other income (expense):		
Impairment of long-lived assets	(411,629)	(8,596,201)
Gain (loss) on disposal of assets	(4,477,738)	322,181
Interest expenses, net	(31,260,798)	(22,593,552)
Other income (expenses)	7,746,298	1,242,493
Other income (expenses), net	(28,403,867)	(29,625,079)
Loss before income taxes	(17,824,089)	(36,564,444)
Current income tax expenses	(6,036,000)	(6,085,000)
Deferred income tax recoveries	(1,687,000)	192,000
Net loss and comprehensive loss	(25,547,089)	(42,457,444)
Net loss per share - basic and diluted	$ (0.19)	$ (0.33)
Weighted average shares used in computation of net loss per share - basic and diluted	135,235,919	128,126,330

The accompanying notes are an integral part of these consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.
Consolidated Statements of Stockholders' Equity (Deficiency)
(In U.S. Dollars, except per share amounts)

| | Common Stock | | | | | | | | |
	SVS		MVS		Super Voting Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (deficiency)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2022	81,298,228	$ —	402,720	$ —	65,411	$ —	$ 178,429,422	$ (135,423,519)	$ 43,005,903
Conversion of MVS shares	5,407,800	—	(54,078)	—	—	—	—	—	—
Options exercised	15,002	—	—	—	—	—	7,201	—	7,201
Stock-based compensation	—	—	—	—	—	—	2,885,224	—	2,885,224
Net Loss	—	—	—	—	—	—	—	(42,457,444)	(42,457,444)
Balance at December 31, 2022	86,721,030	$ —	348,642	$ —	65,411	$ —	$ 181,321,847	$ (177,880,963)	$ 3,440,884
Balance, January 1, 2023	86,721,030	$ —	348,642	$ —	65,411	$ —	$ 181,321,847	$ (177,880,963)	$ 3,440,884
Conversion of MVS shares	1,744,900	—	(17,449)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	4,157,598	—	4,157,598
Shares issued in financing activities	15,000,000	—	—	—	—	—	1,407,903	—	1,407,903
Warrants issued in financing activities	—	—	—	—	—	—	497,055	—	497,055
Net Loss	—	—	—	—	—	—	—	(25,547,089)	(25,547,089)
Balance at December 31, 2023	110,007,030	$ —	331,193	$ —	—	$ —	$ 187,384,403	$ (203,428,052)	$ (16,043,649)

The accompanying notes are an integral part of these consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In U.S. Dollars)

	For the Years Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (25,547,089)	$ (42,457,444)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory valuation adjustments	1,289,345	4,293,788
Depreciation	469,948	653,077
Depreciation capitalized into inventory	2,404,095	2,682,818
Non-cash operating lease expense	523,662	934,443
Amortization of intangible assets	678,861	676,566
Amortization of intangible assets capitalized into inventory	49,558	—
Stock-based payments	4,157,598	2,885,223
Warrants receivable	(1,937,352)	—
Interest Expense	7,070,026	4,935,616
Impairment of long-lived assets	411,629	8,596,201
Deferred income tax	1,687,000	(192,000)
Accretion	994,654	3,979,503
Loss (gain) on sale of property and equipment	—	(173,938)
Loss on disposal of Red Barn Growers	2,909,757	—
Loss (gain) on disposal of assets	1,567,981	—
Gain on disposal of royalty asset	—	(168,359)
Change in operating assets and liabilities:		
Accounts Receivable	1,449,432	227,747
Prepaid expenses	1,182,766	(984,419)
Inventory	(1,823,391)	(3,992,663)
Income taxes	(18,330,899)	801,471
Uncertain tax position liabilities	22,356,000	—
Accounts payable and accrued liabilities	(1,256,913)	(770,895)
Changes in operating lease liabilities	(1,151,011)	—
Change in assets and liabilities held for sale	(121,563)	—
Net cash provided by (used in) operating activities	$ (965,906)	$ (18,073,265)
CASH FLOWS FROM INVESTING ACTIVITIES:		
PP&E Additions	$ (4,963,107)	$ (5,561,663)
Intangible license additions	(1,090,919)	—
Proceeds from sale of Red Barn Growers net of cash	689,186	395,458
Proceeds from sale of property, plant, and equipment	253,288	—
Proceeds from sale of royalty asset	—	236,635
Deposits	1,636,455	(686,948)
Net cash provided by (used in) investing activities	$ (3,475,097)	$ (5,616,518)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt, net of issuance costs	$ —	$ 25,763,080
Proceeds from convertible debt, net of issuance costs	9,150,262	—
Proceeds from option exercises	—	7,201
Debt principal payments	(2,976,362)	—
Lease principal payments	(917,565)	(2,086,444)
Net cash provided by (used in) financing activities	$ 5,256,335	$ 23,683,837
Net change in cash	$ 815,332	$ (5,946)
Cash, beginning of year	$ 15,149,333	$ 15,155,279
Cash, end of year	$ 15,964,665	$ 15,149,333

The accompanying notes are an integral part of these consolidated financial statements. Refer to Note 22 for supplemental cash flow information.

1. Description of Business and Summary

Goodness Growth Holdings, Inc. ("**Goodness Growth**" or the "**Company**") (formerly, Vireo Health International, Inc.) was incorporated under the Alberta Business Corporations Act on November 23, 2004. The Company was previously listed on the Canadian Securities Exchange (the "**CSE**") under ticker symbol "VREO". On June 9, 2021, the Company changed its name to Goodness Growth Holdings, Inc. and its ticker symbol on the CSE to "GDNS."

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Goodness Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in Arizona and New Mexico.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all "marijuana" as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but adult-use as "still a violation of federal law." At the present time, the distinction between "medical marijuana" and "adult-use marijuana" does not exist under U.S. federal law.

On January 31, 2022, the Company entered into an Arrangement Agreement (the "Arrangement Agreement") with Verano Holdings Corp. ("**Verano**"), pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (British Columbia) (the "**Arrangement**"). Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a subordinate voting share of Verano (each a "**Verano Subordinate Voting Share**"), subject to adjustment as described below (the "**Exchange Ratio**"), for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of the $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery. The Company also prepared materials in anticipation of seeking summary determination of its claim.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

2. Summary of Significant Accounting Policies

Basis of presentation and going concern

The accompanying consolidated financial statements reflect the accounts of the Company. The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("**GAAP**") and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("**SEC**").

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. We anticipate that we will continue to report losses and negative cash flow for the foreseeable future. We have concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on debt and other financings and the termination of the Arrangement Agreement gives rise to substantial doubt about the Company's ability to continue as a going concern. Company management is working with the Company's lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company's continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

These consolidated financial statements reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations.

Basis of consolidation

These consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company for the year ended December 31, 2023:

Name of entity	Place of incorporation
Vireo Health, Inc.	Delaware, USA
Vireo Health of New York, LLC	New York, USA
Minnesota Medical Solutions, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Vireo of Charm City, LLC	Maryland, USA
1776 Hemp, LLC	Delaware, USA
Vireo Health of Massachusetts, LLC	Delaware, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
EHF Cultivation Management, LLC	Arizona, USA
Vireo Health of New Mexico, LLC	Delaware, USA
Red Barn Growers, Inc.	New Mexico, USA
Resurgent Biosciences, Inc.	Delaware, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
XAAS Agro, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Verdant Grove, Inc.	Massachusetts, USA

The entities listed above are wholly owned, or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company and all intercompany transactions and balances have been eliminated in the consolidated financial statements of the Company.

During the year ended December 31, 2023, Red Barn Growers, Inc. was removed as a result of a business disposition. Refer to Note 3 for further details on business dispositions.

Recently adopted accounting pronouncements

In October of 2021 FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The adoption of the standard on January 1, 2023, did not have a material impact on the Company's results of operations or cash flows.

Use of estimates and significant judgments

The preparation of the Company's consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of revenue, expenses, assets, liabilities, accompanying disclosures and the disclosure of contingent liabilities. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Estimates and judgments are assessed on an ongoing basis. Revisions to estimates are recognized prospectively.

Examples of key estimates in these consolidated financial statements include credit losses, inventory valuation adjustments that contemplate the market value of, and demand for inventory, estimated useful lives of property and equipment and intangible assets, valuation allowance on deferred income tax assets, determining the fair value of financial instruments, fair value of stock-based compensation, estimated variable consideration on contracts with customers, estimated redemption rates on loyalty sales programs, estimated paid time off redemption rates, sales return estimates, the fair value of the convertible notes and equity component and the classification, incremental borrowing rates, uncertain tax positions, and lease terms applicable to lease contracts.

Financial statement areas that require significant judgments are as follows:

Assets held for sale and discontinued operations - The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale rather than through continuing use. Such non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and their fair value less cost to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or the disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification.

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) disposal group is a component of an entity (or group of components); (ii) component of an entity (or group of components) meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale; (iii) component of an entity (or group of components) represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. During the years ended December 31, 2023 and 2022, the Company completed various divestitures, further described in Note 3.

Management considered the quantitative results of the divested entities as well as qualitative strategic considerations to judge whether the divestitures constitute a discontinued operation. Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity's operations and financial results, and as such, none of these divestitures are considered a discontinued operation.

Stock-based compensation - Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company's stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options or warrants.

Uncertain tax positions - The evaluation of the Company's uncertain tax positions involves significant judgment in the interpretation and application of GAAP. Although management believes the Company's reserves are reasonable, no assurance can be given that the final outcome of these uncertainties will not be different from that which is reflected in the Company's reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results.

Asset impairment – Asset impairment tests require the allocation of assets to asset groups, where appropriate, which requires significant judgment and interpretation with respect to the integration between the assets and shared resources. Asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether an indication of impairment exists is performed at the end of each reporting period and requires the application of judgment, historical experience, and external and internal sources of information.

Leases – The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company determines the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has several lease contracts that include extension and termination options. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset.

Foreign currency

These consolidated financial statements are presented in the United States dollar ("**USD**"), which is the Company's reporting currency. The functional currency of the Company and its subsidiaries, as determined by management, is the United States ("**US**") dollar.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and convertible debt.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. Since the Company is in a net loss for all periods presented in these financial statements, there is no difference between the Company's basic and diluted net loss per share for the periods presented.

The anti-dilutive shares outstanding for years ending December 31, 2023 and 2022 were as follows:

| | December 31, | |
	2023	2022
Stock options	29,969,324	23,547,558
Warrants	19,437,649	3,187,649
RSUs	2,543,011	3,221,677
Convertible debt	70,510,028	—
Total	122,460,012	29,956,884

Segment Information

Accounting Standards Codification ("**ASC**") 280, Segment Reporting, establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources to the segment and assess its performance. The Company operates in one business segment, namely as the Cannabis segment that cultivates, processes and distributes medical and adult-use cannabis products in a variety of formats, as well as related accessories. The Company's Chief Executive Officer is the Company's chief operating decision maker.

Cash

Cash is comprised of cash. The Company has no cash equivalents for the years presented.

Business combinations and goodwill

The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations, which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired less liabilities assumed is recorded as goodwill. The costs of business acquisitions, including fees for accounting, legal, professional consulting and valuation specialists, are expensed as incurred within acquisition-related (income) expenses, net. Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

The estimated fair value of acquired assets and assumed liabilities are determined primarily using a discounted cash flow approach, with estimated cash flows discounted at a rate that the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

Fair value measurements

The carrying value of the Company's accounts receivable, deposits, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, convertible debt, and long-term debt approximates fair value as they bear a market rate of interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Inventory

Inventory is comprised of cannabis work-in-process, cannabis finished goods and other inventory. Work-in-process inventory includes cannabis plants, bulk harvested material, and various bulk oils and extracts. Finished goods include packaged flower and extracts. Other inventory includes product packaging, hemp derived CBD, apparel, and paraphernalia.

Inventory cost includes pre-harvest, post-harvest and shipment and fulfillment, as well as related accessories. Pre-harvest costs include labor and direct materials to grow cannabis, which includes water, electricity, nutrients, integrated pest management, growing supplies and allocated overhead. Post-harvest costs include costs associated with drying, trimming, blending, extraction, purification, quality testing and allocated overhead. Shipment and fulfillment costs include the costs of packaging, labelling, courier services and allocated overhead.

Inventory is stated at the lower of cost or net realizable value, determined using weighted average cost. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the end of each reporting period, the Company performs an assessment of inventory and record write-downs for excess and obsolete inventories based on the Company's estimated forecast of product demand, production requirements, market conditions, regulatory environment, and spoilage. Actual inventory losses may differ from management's estimates and such differences could be material to the Company's balance sheets, statements of net loss and comprehensive loss and statements of cash flows.

Property and equipment

Property and equipment are recorded at cost net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings and improvements ranges from five to thirty-nine years, the estimated useful life of property and equipment, other than buildings, ranges from three to ten years. Land is not depreciated. Leasehold improvements, included in buildings and improvements, are depreciated over the lesser of the asset's estimated useful life or the remaining lease term. The estimated useful life of right of use assets relating to operating and finance leases ranges from one to twenty years.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expenses as incurred. Significant expenditures, which extend the useful lives of assets or increase productivity, are capitalized. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items or components of property and equipment.

Construction-in-process includes construction progress payments, deposits, engineering costs, interest expense on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Capitalization of interest

Interest incurred relating to the construction or expansion of facilities is capitalized to the construction in progress. The Company ceases the capitalization of interest when construction activities are substantially completed and the facility is available for commercial use.

Intangible assets

Intangible assets include intangible assets acquired as part of business combinations, asset acquisitions and other business transactions. The Company records intangible assets at cost, net of accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value on the acquisition date.

Amortization of definite life intangible assets is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Licenses	5-18 years

When there is no foreseeable limit on the period of time over which an intangible asset is expected to contribute to the cash flows of the Company, an intangible asset is determined to have an indefinite life. Indefinite life intangible assets are not amortized but tested for impairment annually or more frequently when indicators of impairment exist. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-life intangible asset is impaired by the amount of the excess.

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and other long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("**asset group**"). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

Financial assets

Initial recognition and measurement

The Company aggregates its financial assets into classes at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as "financial assets at fair value", as either fair value through profit or loss ("FVPL"), or "financial assets at amortized cost", as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement - Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, trade and other receivables, indemnification receivables, and loans receivable are classified in this category.

Subsequent measurement - Financial assets at FVPL

Financial assets measured at FVPL include financial assets such as the Company's equity investments in other entities, and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in a separate caption in the consolidated statements of loss and comprehensive loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses ("ECL's"). The Company's financial assets subject to impairment are cash, accounts receivable and notes receivable.

Accounts receivable and notes receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Impairment provisions are estimated using the ECL impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company's collection history by country and customer, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix to estimate lifetime ECL's for accounts receivable, supplemented by specific allowance based on customer-specific data. Changes in the allowance are recognized as bad debt expense in the consolidated statements of net loss and comprehensive loss. When the Company determines that no recovery of the amount owed is possible, the amount is deemed irrecoverable, and the financial asset is written off.

Impairment of goodwill and indefinite life intangible assets

Goodwill and indefinite life intangible assets are tested for impairment annually, or more frequently when events or circumstances indicate that impairment may have occurred. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset or the reporting unit (for goodwill) is less than its carrying value, a quantitative impairment test to compare the fair value to the carrying value is performed. An impairment charge is recorded if the carrying value exceeds the fair value.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("**ROU**") assets and right-of-use liabilities (current and non-current) in the balance sheets. Finance lease ROU assets are included in property and equipment, net and ROU liabilities (current and non-current) in the balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU assets also include any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

For finance leases, lease expenses are the sum of interest on the lease obligations and amortization of the ROU assets, resulting in a front-loaded expense pattern. ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the property and equipment accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset, according to the property and equipment accounting policy. For operating leases, the lease expenses are generally recognized on a straight-line basis over the lease term and recorded to general and administrative expenses in the statements of net loss and comprehensive loss.

The Company has elected to apply the practical expedient, for each class of underlying asset, except real estate leases, to not separate non-lease components from the associated lease components of the lessee's contract and account for both components as a single lease component.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Short-term leases include real estate and vehicles and are not significant in comparison to the Company's overall lease portfolio. The Company continues to recognize the lease payments associated with these leases as expenses on a straight-line basis over the lease term.

Convertible debt

The Company first analyzes convertible debt with a conversion feature in accordance with ASC 470-20, Debt with Conversion and Other Options ("**ASC 470-20**"), to determine whether the fair value option should be applied. ASC 470-20 requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. The initial proceeds from the sale of convertible debt are allocated between a liability component and an equity component in a manner that reflects interest expense at the rate of similar nonconvertible debt that could have been issued at such time. The equity component represents the excess initial proceeds received over the fair value of the liability component of the notes as of the date of issuance. The resulting debt discount is amortized over the period during which the convertible debt are expected to be outstanding as additional non-cash interest expenses.

If the Company does not elect the fair value option, any conversion feature is then evaluated in accordance with ASC 815 to determine if the conversion option is required to be bifurcated. ASC 815 does not require a conversion option to be bifurcated if the conversion option is indexed to the Company's own stock and classified in stockholders' equity in the statement of financial position.

Upon repurchase of convertible debt instruments, ASC 470-20 requires the issuer to allocate total settlement consideration, inclusive of transaction costs, amongst the liability and equity components of the instrument based on the fair value of the liability component immediately prior to repurchase. The difference between the settlement consideration allocated to the liability component and the net carrying value of the liability component, including unamortized debt issuance costs, would be recognized as gain (loss) on extinguishment of debt in the statements of net loss and comprehensive loss. The remaining settlement consideration allocated to the equity component would be recognized as a reduction of additional paid-in capital in the balance sheets.

During the year ended December 31, 2023, the Company issued convertible debt (Note 15). It was determined that the debt should be accounted for as a liability in its entirety.

Warrants held

The Company accounts for warrants held under ASC 321, Investments – Equity Securities ("**ASC 321**"). The scope of ASC 321 includes investments in equity securities and other ownership interests in an entity, including investments in partnerships, unincorporated joint ventures and limited liability companies. Under ASC 321 an equity security is any security representing an ownership interest in an entity (e.g., common, preferred, other capital stock) or the right to acquire (e.g., warrants, rights, forward purchase contracts, call options) or dispose of (e.g., put options, forward sale contracts) an ownership interest in an entity at fixed or determinable prices.

ASC 321 calls for equity interests to be carried at fair value with changes in value recorded in earnings. The Company has elected to use a black scholes valuation model to arrive at a fair value of the warrants held (Note 19), which will be remeasured at each period end with any changes in valuation being recorded in other income.

Revenue recognition

The Company's primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company's retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

The following table represents the Company's disaggregated revenue by source:

	Year Ended December 31,			
	2023		2022	
Retail	$	73,620,866	$	62,123,357
Wholesale		14,512,297		12,502,510
Total	$	88,133,163	$	74,625,867

Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. More specifically, wholesale revenues are recognized upon delivery and acceptance by wholesale customers. Retail revenues are recognized at the point of sale. Service revenues are recognized when the service is performed. Discounts are recorded at the time of revenue recognition. Returns were not material during the years ended December 31, 2023 and 2022, but are recognized when the customer is refunded. Revenues are presented net of discounts and returns.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Excise duties that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer are included in revenue. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services, a contract liability is recognized when the payment is made. Contract liabilities are recognized as revenue when the Company performs under the contract.

The Company considers whether there are other promises in the contracts that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Company considers the effects of variable consideration and the existence of significant financing components (if any).

Accounts receivable

A receivable represents the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration).

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company's products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling and the depreciation of manufacturing equipment and production facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. Cost of sales also includes inventory valuation adjustments. The Company recognizes the cost of sales as the associated revenues are recognized.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general, and administrative expenses on the accompanying consolidated statements of loss and comprehensive loss and totaled $791,980 and $1,066,946 for the years ended December 31, 2023 and 2022, respectively.

Stock-based compensation

The Company measures and recognizes compensation expense for stock options and restricted stock units (RSUs) to employees and non-employees on a straight-line basis over the vesting period based on their grant date fair values. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. Determining the estimated fair value at the grant date requires judgment in determining the appropriate valuation model and assumptions, including the fair value of subordinated voting shares on the grant date, risk-free rate, volatility rate, annual dividend yield and the expected term. The volatility rate is based on historical volatilities of public companies operating in a similar industry to the Company, as well as the Company's historical volatility. The Company estimates the fair value of RSUs to be the closing market price of the Company's stock on the business day immediately preceding the grant date.

For stock options granted, the exercise price at the date of grant was determined by the Board of Directors with assistance from management. The Company does not estimate forfeiture rates when calculating compensation expense for stock options or RSUs. The Company records forfeitures as they occur.

Fully vested, non-forfeitable equity instruments issued to parties other than employees are measured on the date they are issued where there is no specific performance required by the grantee to retain those equity instruments. Stock-based payment transactions with non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management assesses the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a

50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

New accounting pronouncements not yet adopted

ASU 2023-07 In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures (Topic 280)*. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

ASU 2023-09 In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

3. Assets Held for Sale and Dispositions

Dispositions

On June 23, 2023, the Company divested all the assets and liabilities of Red Barn Growers, Inc., a New Mexico nonprofit organization effectively controlled by the Company's subsidiary company, Vireo Health of New Mexico, LLC, to 37 Management Group, Inc., a New Mexico corporation ("**37 Management**"). As part of this transaction, the Company is to be paid $1,000,000, less cash on hand of $60,814, of which $439,186 was paid at closing, and $500,000 is to be paid within one year of the close date. The Company received $250,000 in December of 2023. Consideration received was less than the net book value of the transferred assets and liabilities of $3,909,757, resulting in a loss of $2,909,757 which was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

On March 31, 2022, the Company sold the rights to a 10% royalty on future net revenues generated by High Gardens, Inc., a former subsidiary of the Company that was divested in 2020, for cash consideration of $236,635. The carrying value of the intangible royalty asset prior to disposition was $68,276, resulting in a gain of $168,359 which was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2022.

Assets Held for Sale

As of December 31, 2023, the Company identified property and equipment, deposits, and lease assets and liabilities associated with the businesses in New York, Nevada, and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months. As such, these assets and liabilities have been classified as "held for sale." Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity's operations and financial results, and as such, none of these divestitures are considered a discontinued operation. The carrying value of New York and Nevada net assets exceeded fair value less expected cost to sell, and as such, the Company recorded no impairment loss. The carrying value of the Massachusetts net assets was less than fair value less costs to sell, and as such, the Company recorded an impairment loss of $399,999 for the year ended December 31, 2023. Additionally, the Company disposed of certain held for sale property, equipment, and leased assets for which proceeds received of $253,288 were less than carrying value resulting in a loss on disposal of $1,567,981 in the statement of loss and comprehensive loss. Assets and liabilities held for sale are as follows:

Assets held for sale

Property and equipment	$	86,864,965
Intangible assets		662,500
Operating lease, right-of-use asset		3,381,612
Deposits		304,194
Total assets held for sale	$	91,213,271

Liabilities held for sale

Right of Use Liability	$	88,326,323
Total liabilities held for sale	$	88,326,323

Current assets and liabilities held by our New York business have not been classified as held for sale. Pre-tax operating losses attributable to the New York business were $13,670,439 for the year ended December 31, 2023.

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company's non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment, goodwill, and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. In connection with an evaluation of such non-financial assets during the year ended December 31, 2023, the carrying values of property and equipment included in assets held for sale and an intangible license no longer in use were concluded to exceed their fair values. As a result, the Company recorded impairment charges that incorporates fair value measurements. The Company used Level 2 fair value inputs when a buyer quote was received, or similar assets had been sold recently in the market.

The carrying value of the Company's accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, convertible debt, and long-term debt approximates fair value as they bear a market rate of interest.

5. Accounts Receivable

Accounts receivables are comprised of the following items:

	December 31, 2023		December 31, 2022	
Trade receivable	$	2,256,763	$	1,421,027
Tax withholding receivable		174,660		2,755,396
Other		655,217		109,649
Total	$	3,086,640	$	4,286,072

Included in the trade receivables balance at December 31, 2023, and 2022, are credit losses of $95,686 and $169,699, respectively. Included in the tax withholding receivable, net balance at December 31, 2023 and 2022, are credit losses of $159,275 and $284,161 respectively.

6. Notes Receivable

As of December 31, 2023, and 2022, the Company had a total of $3,750,000 in notes receivable. The balance is comprised of a $3,750,000 four-year note due on August 10, 2024, with an 8% coupon rate payable quarterly obtained as part of a 2020 disposition.

7. Inventory

Inventory is comprised of the following items:

	December 31, 2023		December 31, 2022
Work-in-progress	$ 13,058,348	$	14,209,695
Finished goods	5,278,331		5,506,760
Other	949,191		791,568
Total	$ 19,285,870	$	20,508,023

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	December 31,		
	2023		2022
Work-in-progress	$ 1,099,037	$	4,003,943
Finished goods	190,308		254,467
Other	—		35,378
Total	$ 1,289,345	$	4,293,788

During the years ended December 31, 2023 and 2022, the Company recorded write downs to net realizable value in its New York, Maryland, and Arizona subsidiaries. Based on the market sales price relative to the cost to produce certain inventories, these costs could not be recovered, and as a consequence net realizable value was less than carrying value of inventory. Additionally, the Company recorded inventory reserves related to expected future spoilage of inventory. Accordingly, inventory valuation adjustments amounting to $1,289,345 and $4,293,788 were recorded in 2023 and 2022 respectively.

8. Prepayments and other current assets

Prepayments and other current assets are comprised of the following items:

	December 31, 2023		December 31, 2022
Prepaid Insurance	$ 806,610	$	1,894,385
Other Prepaid Expenses	529,624		650,147
Total	$ 1,336,234	$	2,544,532

9. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31, 2023		December 31, 2022
Land	$ 863,105	$	863,105
Buildings and leasehold improvements	15,124,915		17,567,628
Furniture and equipment	7,807,250		9,709,714
Software	242,204		221,540
Vehicles	284,000		646,257
Construction-in-progress	128,220		794,958
Right of use asset under finance lease	7,938,138		69,892,379
	32,387,832		99,695,581
Less: accumulated depreciation	(9,096,649)		(10,088,649)
Total	$ 23,291,183	$	89,606,932

For the years ended December 31, 2023 and 2022, total depreciation on property and equipment was $2,874,043 and $3,335,895, respectively. For the years ended December 31, 2023 and 2022, accumulated amortization of the right of use asset amounted to $2,364,557 and $3,392,377, respectively. For the years ended December 31, 2023 and 2022, the right of use asset under finance lease of $7,938,138 and $69,892,379, respectively, consists of leased processing and cultivation premises, and leased equipment. During the years ended December 31, 2023 and 2022, total interest expense capitalized to property plant and equipment was $320,937 and $573,717, respectively. The Company capitalized into inventory $2,404,095 and $2,682,818 relating to depreciation associated with manufacturing equipment and production facilities as of December 31, 2023 and 2022, respectively. The capitalized depreciation costs associated are added to inventory and expensed through Cost of Sales Product Cost on the consolidated statements of net loss and comprehensive loss.

As of December 31, 2023, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded an impairment charge of $0 (2022 - $8,596,201) on property and equipment, net.

10. Leases

Components of lease expenses are listed below:

	December 31, 2023	December 31, 2022
Finance lease cost		
Amortization of ROU assets	$ 701,258	$ 1,095,337
Interest on lease liabilities	11,717,705	10,637,686
Operating lease costs	1,879,433	2,556,772
Total lease costs	$ 14,298,396	$ 14,289,795

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases December 31, 2023	Finance Leases December 31, 2023	Total
2024	$ 2,073,710	$ 12,472,481	$ 14,546,191
2025	2,057,603	13,773,155	15,830,758
2026	1,697,744	14,183,661	15,881,405
2027	1,403,358	14,606,527	16,009,885
2028	1,140,431	15,042,128	16,182,559
Thereafter	142,453	218,572,918	218,715,371
Total minimum lease payments	$ 8,515,299	$ 288,650,870	$ 297,166,169
Less discount to net present value	(2,248,361)	(195,157,538)	(197,405,899)
Less liabilities held for sale	(3,214,820)	(85,111,503)	(88,326,323)
Present value of lease liability	$ 3,052,118	$ 8,381,829	$ 11,433,947

The Company has entered into various lease agreements for the use of buildings used in production and retail and wholesale sales of cannabis products.

On November 1, 2023, the Company notified its landlord in Puerto Rico that it was surrendering the premises. As such, the Company disposed of the held for sale assets affiliated with the Puerto Rico lease and recorded a loss on disposal of assets of $1,632,372 in the statement of loss and comprehensive loss for the year ended December 31, 2023.

On October 27, 2023, the Company executed a fifth amendment to its lease with its landlord on its cannabis cultivation and manufacturing facilities located in Johnstown, New York. As part of the fifth amendment to the lease in Johnstown, the Company and its landlord have agreed to increase the tenant improvement allowance on the lease by an additional $14.0 million. The increase in tenant improvement funds will be utilized to support the completion of the construction of the indoor expansion project that was announced in September 2021. The parties have also agreed to a monthly base rental increase of $210,000 beginning November 2023. The amendment also allows the Company to terminate the lease for a fee of $14,000,000 if written notice is provided on or before January 15, 2024, and subsequently amended to April 30, 2024.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

On October 1, 2022, the Company terminated the existing lease agreements for the cultivation and processing facilities in Arizona. The right of use liability exceeded the right of use asset at the time of termination resulting in a gain on disposal of $184,641. This gain is included in other income on the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2022.

Supplemental cash flow information related to leases

	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Lease principal payments - finance	$ 917,565	$ 2,086,444
Lease principal payments - operating	1,151,011	—
Non-cash additions to ROU assets	18,867,764	189,962
Amortization of operating leases	834,793	1,321,530

Other information about lease amounts recognized in the financial statements

	December 31,	
	2023	**2022**
Weighted-average remaining lease term (years) – operating leases	4.22	4.85
Weighted-average remaining lease term (years) – finance leases	17.19	18.00
Weighted-average discount rate – operating leases	15.00 %	15.00 %
Weighted-average discount rate – finance leases	16.21 %	15.26 %

11. Goodwill

The following table shows the change in carrying amount of goodwill:

Goodwill - December 31, 2021 and 2022	$ 183,836
Divestitures *(Note 3)*	(183,836)
Goodwill - December 31, 2023	$ —

Goodwill is tested for impairment annually or more frequently if indicators of impairment exist or if a decision is made to dispose of the business. The valuation date for the Company's annual impairment testing is December 31. On this date, the Company performed a qualitative test to determine whether it is necessary to perform a two-step goodwill impairment test.

The Company divested Vireo Health of New Mexico, LLC, and the associated goodwill on June 23, 2023 (Note 3). The Company has no goodwill as of December 31, 2023. As such, no further impairment testing procedures were performed.

12. Intangibles

Intangible assets are comprised of the following items:

	Licenses & Trademarks	Royalty Asset	Total
Balance December 31, 2021	$ 10,116,013	$ 68,276	$ 10,184,289
Divestitures	—	(68,276)	(68,276)
Amortization	(676,566)	—	(676,566)
Transfer to held for sale (Note 3)	(662,501)	—	(662,501)
Balance, December 31, 2022	$ 8,776,946	$ —	$ 8,776,946
Divestitures	(409,239)	—	(409,239)
Additions	1,090,919	—	1,090,919
Amortization	(728,419)	—	(728,419)
Write off	(11,630)	—	(11,630)
Balance, December 31, 2023	$ 8,718,577	$ —	$ 8,718,577

Amortization expense for intangibles was $728,419 and $676,566 during the years ending December 31, 2023 and 2022, respectively and is recorded in operating expenses on the consolidated statements of net loss and comprehensive loss. During the year ended December 31, 2023, the Company wrote off $11,630 relating to a trademark no longer in use. No further indicators of impairment existed, and no additional impairment of intangible assets was recorded for the year ended December 31, 2023.

The Company estimates that amortization expense will be $819,655 per year, for the next five years.

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	December 31, 2023		December 31, 2022	
Accounts payable – trade	$	1,769,346	$	1,905,008
Accrued Expenses		4,852,648		6,172,924
Taxes payable		218,563		6,166,145
Contract liability		833,832		684,703
Total accounts payable and accrued liabilities	$	7,674,389	$	14,928,780

14. Long-Term Debt

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company's promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off $60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023. The Company repaid the note in full subsequent to year end (Note 25).

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal. The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the "**Credit Facility**"), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for th years ended December 31, 2023 and 2022.The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, "**Borrowers**"), entered into a Third Amendment to the Credit Facility (the "**Third Amendment**") providing for additional delayed draw term loans of up to $55 million (the "**Delayed Draw Loans**"). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "**Agent**"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2023, $1,524,531 (2022 - $5,085,792) of deferred financing costs remain unamortized.

The following table shows a summary of the Company's long-term debt:

	December 31, 2023	December 31, 2022
Beginning of year	$ 58,028,604	$ 27,329,907
Proceeds	-	28,000,000
Principal repayments	(2,976,362)	—
Deferred financing costs	(1,407,903)	(2,236,919)
PIK interest	1,607,032	1,300,245
Amortization of deferred financing costs	4,969,164	3,635,371
End of period	60,220,535	58,028,604
Less: current portion	60,220,535	11,780,000
Total long-term debt	$ -	$ 46,248,604

As of December 31, 2023, stated maturities of long-term debt were as follows:

2024	$ 60,220,535
Total	$ 60,220,535

15. Convertible Debt

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the "Convertible Notes"). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company's Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of December 31, 2023, $1,083,697 of deferred financing costs remain unamortized.

The following table shows a summary of the Company's convertible debt:

	December 31, 2023	December 31, 2022
Beginning of year	$ —	$ —
Proceeds	10,000,000	—
Deferred financing costs	(1,346,793)	—
PIK interest	223,954	—
Amortization of deferred financing costs	263,096	—
End of year	$ 9,140,257	—
Less: current portion	—	—
Total convertible debt	$ 9,140,257	$ —

16. Stockholders' Equity

Shares

The Company's certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of December 31, 2023. The liquidation and dividend rights are identical among Shares equally in our earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share ("SVS")	—	Unlimited	1 vote for each share
Multiple Voting Share ("MVS")	—	Unlimited	100 votes for each share
Super Voting Share	—	Unlimited	1,000 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares will be entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Super Voting Shares

Holders of Super Voting Shares will be entitled to ten votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted, which for greater certainty, shall initially equal one thousand votes per Super Voting Share. Each Super Voting share shall be convertible into one hundred Subordinate Voting Shares.

Shares Issued

During the year ended December 31, 2023, the Company issued the 15,000,000 Subordinate Voting Shares to its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, and a group of lenders in connection with the fifth amendment to its Credit Facility signed on March 31, 2023 (Note 14).

During the year ended December 31, 2023, 65,411 Super Voting Shares were redeemed for 6,541,100 Subordinate Voting Shares

During the year ended December 31, 2023, 17,449 Multiple Voting Shares were redeemed for 1,744,900 Subordinate Voting Shares

During the year ended December 31, 2022, 54,078 Multiple Voting Shares were converted into 5,407,800 Subordinate Voting Shares.

During the year ended December 31, 2022, employee stock options were exercised for 15,002 Subordinate Voting Shares. Proceeds from these transactions were $7,201.

17. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units ("RSUs"), or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting and multiple voting shares to subordinate voting shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the committee but will not be less than 100% of the fair market value of the Company's shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2023		December 31, 2022	
Risk-Free Interest Rate		3.82 %		3.04 %
Weighted Average Exercise Price	$	0.25	$	0.90
Weighted Average Stock Price	$	0.25	$	0.90
Expected Life of Options (years)		6.19		5.15
Expected Annualized Volatility		100.00 %		81.50 %
Grant Fair Value	$	0.14	$	0.40
Expected Forfeiture Rate		N/A		N/A
Expected Dividend Yield		N/A		N/A

Stock option activity for the Company for the years ended December 31, 2023 and 2022 is presented below:

	Number of Options	Weighted Average Exercise Price		Weighted Avg. Remaining Life
Balance, December 31, 2021	23,226,338	$	0.56	6.02
Forfeitures	(7,504,677)		0.59	—
Exercised	(15,002)		0.48	—
Granted	7,840,899		0.90	—
Balance, December 31, 2022	23,547,558	$	0.66	7.30
Forfeitures	(4,137,079)		0.82	—
Granted	10,558,845		0.25	6.42
Options Outstanding at December 31, 2023	29,969,324	$	0.50	6.18
Options Exercisable at December 31, 2023	24,596,552	$	0.40	5.72

During the years ended December 31, 2023 and 2022, the Company recognized $2,365,775 and $2,151,972 in stock-based compensation relating to stock options, respectively. As of December 31, 2023, the total unrecognized compensation costs related to unvested stock options awards granted was $525,464. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 1.8 years. The total intrinsic value of stock options outstanding and exercisable as of December 31, 2023, was $497,590 and $429,222, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one subordinate voting share of the Company. Multiple Voting Share (MVS) warrants entitle the holder to purchase one multiple voting share of the Company.

Warrants issued were valued using the Black-Scholes option pricing model with the following assumptions:

	December 31,	
SVS Warrants	**2023**	**2022**
Risk-Free Interest Rate	4.23 %	3.99 %
Expected Life (years)	5.00	2.00
Expected Annualized Volatility	100.00 %	100.00 %
Stock Price	$ 0.147	0.150
Exercise Price	$ 0.200 $	1.490
Grant Date Fair Value	$ 0.106 $	0.014
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

A summary of the warrants outstanding is as follows:

SVS Warrants	**Number of Warrants**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life**
Warrants outstanding at December 31, 2021	—	$ —	—
Granted	150,000	1.49	2.00
Warrants outstanding at December 31, 2022	150,000	$ 1.49	2.00
Granted	16,250,000	0.20	5.00
Warrants outstanding at December 31, 2023	16,400,000	$ 0.21	4.57
Warrants exercisable at December 31, 2023	16,400,000	$ 0.21	4.57

SVS Warrants Denominated in C$	**Number of Warrants**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life**
Warrants outstanding at December 31, 2021	3,037,649	$ 3.50	4.23
Granted	—	-	—
Warrants outstanding at December 31, 2022	3,037,649	$ 3.50	3.23
Granted	—	—	—
Warrants outstanding at December 31, 2023	3,037,649	$ 3.50	2.23
Warrants exercisable at December 31, 2023	3,037,649	$ 3.50	2.23

MVS Warrants	**Number of Warrants**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life**
Warrants outstanding at December 31, 2021	13,583	$ 194.66	0.64
Expired	(13,583)	194.66	—
Warrants outstanding at December 31, 2022 and December 31, 2023	—	—	—
Warrants exercisable at December 31, 2023	—	$ —	—

In connection with the closing of the convertible debt facility (Note 15), the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five-year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants were treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

On May 25, 2023, the Company and Grown Rogue International, Inc. ("Grown Rogue") entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade "A" cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Company issued 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to $0.233. During the year ended December 31, 2023, $1,233,560 (2022 - $0) in stock-based compensation was recorded in connection with the issuance of these SVS warrants.

As of December 31, 2021, there were 150,000 SVS compensation warrants earned in connection with ongoing corporate advisory and financing services rendered, but not yet issued. The Company recorded $191,026 in stock-based compensation expense and accounts payable and accrued liabilities in connection with these warrants as of December 31, 2021. These warrants were granted during the year ended December 31, 2022 and marked to their fair value of $2,034 on the date of grant. The difference between the fair value of these warrants at December 31, 2021 and the grant date of $188,992 was recorded as contra-stock based compensation expense in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2022.

RSUs

The expense associated with RSUs is based on the closing price of the Company's Subordinate Voting Shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the years ended December 31, 2023 and 2022, the Company recognized $558,263 and $731,217, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

	Number of Shares	Weighted Avg. Fair Value
Balance, December 31, 2021	—	$ —
Granted on March 15, 2022	1,094,200	1.81
Granted on December 15, 2022	2,127,477	0.29
Balance, December 31, 2022	3,221,677	0.81
Forfeitures	(678,666)	0.54
Balance, December 31, 2023	2,543,011	$ 0.88
Vested at December 31, 2023	969,428	$ 1.67

18. Commitments and Contingencies

Legal proceedings

Schneyer

On February 25, 2019, Dr. Mark Schneyer ("**Schneyer**") filed a lawsuit in Minnesota District Court, Fourth District (the "**Court**"), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. ("**Vireo U.S.**"), Dorchester Management, LLC ("**Dorchester Management**"), and Dorchester Capital, LLC ("**Capital**"), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC

("**MaryMed**"), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.'s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer's claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants' position that they did nothing wrong and that the claims were baseless.

<u>Verano</u>

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the "**Notice**") from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company's public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano's allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano's compliance with document production based upon the Company's belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery. The Company also prepared materials in anticipation of seeking summary determination of its claim, which it anticipates filing within 30 days.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded. The damages sought will be significant and material given that Verano's breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

19. Other Income (Expense)

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") provides an employee retention credit ("CARES Employee Retention credit"), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualifies for the tax credit under the CARES Act. During the year ended December 31, 2023, the Company recorded $5,855,076 (2022 - $0) related to the CARES Employee Retention credit in other income on the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2023. The Company has collected $5,855,076 of this credit.

On May 25, 2023, the Company and Grown Rogue entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products. As part of this strategic agreement Grown Rogue granted the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue to Goodness Growth on October 5, 2023. These warrants were recorded as other income in the consolidated statement of net loss and comprehensive loss at a fair value of $1,937,532 on December 31, 2023. The fair value was derived from a black-scholes valuation using a stock price of $0.28, an exercise price of $0.17, an expected life of 4.77 years, an annual risk free rate of 4.68%, and volatility of 100%.

20. General and Administrative Expenses

General and administrative expenses are comprised of the following items:

	Year Ended December 31,	
	2023	2022
Salaries and benefits	$ 15,198,589	$ 16,987,788
Professional fees	4,098,050	5,589,074
Insurance expenses	2,626,922	2,776,728
Marketing	791,980	1,066,946
Other expenses	5,502,439	7,403,150
Total	$ 28,217,980	$ 33,823,686

21. Income Taxes

For financial reporting purposes, loss before income taxes includes the following components:

	Years Ended December 31,	
	2023	2022
United States	$ (17,824,089)	$ (36,564,444)
Total	$ (17,824,089)	$ (36,564,444)

The (recoveries) expenses for income taxes consists of:

| | Year ended December 31, | |
	2023	2022
Current:		
Federal	$ 6,111,000	$ 5,950,000
State	(75,000)	135,000
Total	6,036,000	6,085,000
Deferred:		
Federal	1,663,000	(2,171,000)
State	24,000	1,979,000
Total	1,687,000	(192,000)
Total	$ 7,723,000	$ 5,893,000

| | Year ended December 31, | |
	2023	2022
Loss before income taxes:	$ (17,824,089)	$ (36,564,444)
Income tax benefits at statutory rate	(3,743,059)	(7,678,533)
State Taxes	(1,061,542)	1,423,205
Non-deductible expenses	26,928	10,231,020
Stock based and other compensation	873,096	565,781
Warrant income	(406,844)	—
Change in valuation allowance	6,676,000	5,103,000
Uncertain Tax Position	22,356,000	—
Federal true up	(14,388,074)	—
State true up	(2,123,580)	—
Rate true up and other	(485,925)	(3,751,473)
Income tax expense, net	$ 7,723,000	$ 5,893,000

The following table summarizes the components of deferred tax:

	2023	2022
Deferred tax assets		
Operating loss carryforwards - United States	$ 7,478,000	$ 3,806,000
Credit losses	71,000	137,000
Inventory reserve	186,000	312,000
Financing leases	4,676,000	1,845,000
Intangible assets	564,000	483,000
Property and equipment	1,695,000	3,158,000
Capital loss carryforward	888,000	310,000
Excess business interest expense	10,382,000	—
Share based compensation	188,000	58,000
Total Deferred tax assets	26,128,000	10,109,000
Less valuation allowance	(25,077,000)	(6,638,000)
Net deferred tax assets	1,051,000	3,471,000
Deferred tax liabilities		
Related party management fee receivables	—	654,000
Installment sale	1,051,000	1,130,000
Warrants receivable	—	—
Total deferred tax liabilities	1,051,000	1,784,000
Net deferred tax asset/(tax liabilities)	$ —	$ 1,687,000

At December 31, 2023, the Company had United States federal net operating loss carryforwards of approximately $25,400,000 that can be carried forward indefinitely and are limited in annual use to 80% of current year taxable income, and state net operating loss carryforwards of approximately $29,500,000 that can be carried forward fifteen years. State net operating loss carryforwards begin to expire on December 31, 2034.

The Company recognizes the financial statement impact of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest impact that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company recognizes interest and, if applicable, penalties (not included in the "unrecognized tax benefits" table above) for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expenses. As of both December 31, 2023 and 2022, the Company had a cumulative balance of accrued interest and penalties on unrecognized tax positions of $635,000 and $0, respectively on the consolidated balance sheet.

The Company's federal and state income tax returns are subject to examination by income taxing authorities, generally for three years after the returns are filed. The Company is not currently under examination in any jurisdiction for any period. The Company believes it is no longer subject to income tax examinations for fiscal periods ended prior to 2020.

The Company operates in a number of domestic tax jurisdictions and is subject to examination of its income tax returns by tax authorities in these jurisdictions who may challenge any item of those returns. Because tax matters that may be challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more-likely-than-not that the position will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result. As of December 31, 2023, the Company recorded an uncertain tax liability for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company's tax liability under IRC Section 280E. The Company and its subsidiaries are filing amended tax returns for periods ending 2020 through 2022 to reflect this position. The Company does not expect any resolution to this uncertain tax position in the next 12 months. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved.

The following table shows a summary of uncertain tax positions:

	2023	2022
Beginning Balances	$ —	$ —
Increase related to tax positions taken during a prior year	16,711,000	—
Increases related to tax positions taken during the current year	5,645,000	—
Ending Balances	$ 22,356,000	$ —

22. Supplemental Cash Flow Information[1]

	December 31, 2023	December 31, 2022
Cash paid for interest	$ 24,965,769	$ 16,560,487
Cash paid for income taxes	2,043,094	5,132,280
Change in construction accrued expenses	444,865	94,556
Warrants issued in connection with financing activities	497,055	—

(1) For supplemental cash flow information related to leases, refer to Note 10.

23. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, accounts receivable, deposits, and notes receivable. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Trade receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company's maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Massachusetts, Maryland, Minnesota, Nevada, New Mexico, New York, and Puerto Rico with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has, and intends, to adhere strictly to the state statutes in its operations.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2023, the Company's financial liabilities consist of accounts payable and accrued liabilities, debt and convertible debt. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company's main source of funding has been additional funding from investors and debt issuances. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity financing.

Legal Risk

Vireo U.S. operates in the United States. The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the United States marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. The Company is not exposed to significant currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the year ended December 31, 2023, would have resulted in a corresponding change in the statement of loss and comprehensive loss of $836,226.

24. Related Parties Transactions

As of December 31, 2023, and 2022, there was $121,846 and $1,613, respectively, due to related parties.

For the years ended December 31, 2023, and 2022, the Company paid a related party (Bengal Impact Partners, of which Joshua Rosen, who is the Company's Chief Executive Officer, Interim Chief Financial Officer, and a member of the Company's Board of Directors, is a managing partner) $1,613 and $120,000, respectively, for ongoing corporate advisory services.

In 2022 the Company granted 150,000 compensation warrants to Bengal Impact Partners for ongoing corporate advisory services (Note 16).

25. Subsequent Events

On February 22, 2024, the Company executed a lease with its landlord on a site for cannabis cultivation and manufacturing facilities. Per the terms of the lease the landlord agreed to provide the Company with $2,000,000 of tenant improvement allowances. Rent payments will not commence until January 1, 2025, at which time monthly base rent will be $82,500. Starting January 1, 2025, the Company has the option to purchase the property. The initial purchase price is $13,000,000 increasing by 3% at the start of each calendar year until the option expires on December 31, 2028. The lease expires on December 31, 2034.

On March 25, 2024, the Company paid off $1,050,000 in principal of it's outstanding notes payable (Note 14). This note was due on December 31, 2023, and has no remaining outstanding balance.

On April 1, 2024, the Company executed a eighth amendment to its lease with its landlord on its cannabis cultivation and manufacturing facilities located in Johnstown, New York. As part of the eighth amendment to the lease in Johnstown, the Company extended it's option to terminate the lease. Written notice of termination now needs to be provided by June 15, 2024. Additionally, the Company has a purchase option to buy the premises for $81,000,000. The purchase option extends through March 27, 2026, and the purchase price increases 3% every six months.

On April 1, 2024, ACE Ventures, LLC ("Ace"), a minority-owned business partnership in the State of New York, and the Company executed a binding term sheet whereby Ace plans to acquire the Company's subsidiary, Vireo Health of New York ("VireoNY"), pending the satisfaction of closing conditions, including secured capital commitments and regulatory approval. Terms of the transaction include a purchase price between $3.0 and $5.0 million for Vireo Health of New York's licenses, inventory and assets, as well as either Ace's assumption of the lease agreement with Innovative Industrial Properties ("IIP") for the Johnstown, NY cannabis cultivation and manufacturing campus or Ace's acquisition of this campus. Ace has agreed to take financial responsibility for VireoNY's operations, including its operating losses, beginning on April 1, 2024. These activities are expected to be supported initially by a $2.5 million unsecured loan from the Company to VireoNY.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Our disclosure controls and procedures (as defined in Rules 13a 15(e) and 15d 15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023 and, based on that evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2023, our management evaluated and assessed, with the participation of our CEO and Interim CFO, the effectiveness of our internal control over financial reporting, using the criteria set forth in "Internal Control – Integrated Framework (2013)" by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Our CEO and Interim CFO has certified that, based on his knowledge, the financial statements, and other financial information included in this Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-K. Additionally, the Company's management have concluded that the Company's internal control over financial reporting was effective for the year ended December 31, 2023.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an "emerging growth company," which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be set forth in our 2024 Management Information Circular and Proxy Statement with respect to our 2023 annual and special meeting of shareholders and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by this item will be set forth in our 2024 Management Information Circular and Proxy Statement with respect to our 2023 annual and special meeting of shareholders and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in our 2024 Management Information Circular and Proxy Statement with respect to our 2023 annual and special meeting of shareholders and is incorporated herein by reference.

Equity Compensation Plans

The following table sets forth, as of December 31, 2023, securities authorized for issuance under each of the 2018 Equity Incentive Plan (the "**2018 Plan**"), the 2019 Equity Incentive Plan (the "**2019 Plan**"), and any equity issued under an employment agreement. All outstanding options under the 2018 Equity Incentive Plan, as well as all outstanding compensation warrants, settle in Subordinate Voting Shares. Outstanding options and under the 2019 Equity Incentive Plan settle in either Subordinate Voting Shares of Vireo or Multiple Voting Shares, at the Company's option. All restricted stock units issued under the 2019 Equity Incentive Plan or an employment agreement settle in Subordinate Voting Shares. Figures below are presented on an as-converted basis.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs		Weighted-average exercise price of outstanding options, warrants and RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	9,612,866	$	1.10	4,699,767
Equity compensation plans not approved by security holders	22,899,468	$	0.28	—
Total	32,512,335	$	0.53	4,699,767

In January 2019, the Company adopted the 2019 Plan, which was approved by shareholders. Subject to adjustment provisions as provided in the 2019 Plan, the maximum number of Subordinate Voting Shares that may be issued under the 2019 Equity Incentive Plan is equal to 10% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis. No future awards will be made under the 2018 Plan. Awards under the 2019 Plan may be made in any form permitted under the 2019 Plan, in any combinations approved by the Board of Directors. For the purposes of this report, the term "as converted to Subordinate Voting Shares basis" includes the conversion of the Multiple Voting Shares and Super Voting Shares into Subordinate Voting Shares.

The Company has granted equity compensation outside of the 2019 plan. These equity grants of options and RSUs were issued pursuant to employment agreements between the individuals and the Company. The Company has granted equity compensation outside of the 2019 Plan. These equity grants of options and RSUs were issued pursuant to employment agreements between the individuals and the Company, as follows: (i) Employment Agreement with Joshua Rosen and Vireo Health, Inc., dated December 4, 2022; (ii) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Kyle Kingsley; (iii) Third Amendment to Employment Agreement, effective June 7, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and John Heller; (iv) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and J. Michael Schroeder; (v) Third Amendment to Employment Agreement, effective June 7, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and J. Michael Schroeder; (vi) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa; (vii) Fourth Amendment to Employment Agreement, effective December 21, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa; and (viii) Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters (collectively, the "**Additional Grant Agreements**"). Pursuant to the Additional Grant Agreements the Company agreed to grant (i) options to purchase Subordinate Voting Shares, exercisable for a period of ten years from the date of grant at an exercise price equal to the volume weighted-average closing price of the shares on the CSE for the two trading days immediately preceding the date of grant on the vesting terms set out in the applicable option award agreement; and/or (ii) restricted stock units, each of which represents the right to receive one Subordinate Voting Share (or a cash payment equal to the fair market value of one Subordinate Voting Share) upon settlement of the applicable restricted stock unit award in accordance with the vesting and settlement terms of the applicable restricted stock unit award agreement.

In January 2018, Vireo U.S. adopted the 2018 Plan, which permitted the Company to grant incentive stock options, restricted shares, restricted share units, or other awards. The 2018 Plan was not approved by shareholders. Under the terms of the 2018 Plan, a total of 1,000,000 common shares were reserved for issue. The exercise price for incentive stock options issued under the 2018 Plan were to be set by the committee (as defined under the 2018 Plan) but were not to be less 100% of the fair market value of Vireo U.S.'s shares on the date of grant. Incentive stock options to be issued were to have a maximum term of 10 years from the date of grant. The incentive stock options vested at the discretion of the Board.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this item will be set forth in our 2024 Management Information Circular and Proxy Statement with respect to our 2023 annual and special meeting of shareholders and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be set forth in our 2024 Management Information Circular and Proxy Statement with respect to our 2023 annual and special meeting of shareholders and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1+	Arrangement Agreement between Verano Holdings Corp. and Goodness Growth Holdings, Inc., dated January 31, 2022 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on February 3, 2022)
3.1**	Articles of Goodness Growth Holdings, Inc.
3.2	Certificate of Name Change, dated June 9, 2021 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 9, 2021)
3.3	Notice of Articles, dated June 9, 2021 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 9, 2021)
4.1#*	Coattail Agreement, dated March 18, 2019, by and among Kyle E. Kingsley, Vireo Health International, Inc. and Odyssey Trust Company
4.2#	Form of Warrant to Purchase Subordinate Voting Shares of Vireo Health International, Inc.
4.3	Description of Securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 10-K for the year ended December 31, 2020)
4.4	Form of Warrant Agreement for Credit Facility's Lenders and Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 25, 2021)
4.5	Form of Voting Support Agreement dated January 31, 2022 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 3, 2022)
4.6	Lock-Up Agreement between Verano Holdings Corp. and Kyle Kingsley, dated January 31, 2022 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on February 3, 2022)
4.7	Form of Warrant Certificate dated April 28, 2023 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-1 filed on August 4, 2023)

4.8	Form of Convertible Note dated April 28, 2023 (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-1 filed on August 4, 2023)
10.1†#	Vireo Health, Inc. 2018 Equity Incentive Plan
10.2†#	Vireo Health International, Inc. 2019 Equity Incentive Plan
10. 3†#	Form of Incentive Stock Option Agreement under the Vireo Health, Inc. 2018 Equity Incentive Plan
10.4†#	Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Directors)
10.5†#	Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Officers)
10.6†#	Incentive Stock Option Agreement by and between Vireo Health International, Inc. and Kyle Kingsley, as of March 18, 2019
10.9#*	Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated October 23, 2017
10.10#	First Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated December 7, 2018
10.11#	Second Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated April 10, 2020
10.12#*	Commercial Lease Agreement by and between 100 Enterprise Drive, LLC and MaryMed, LLC, dated April 21, 2017
10.13#	Lease Amendment by and between 100 Enterprise Drive, LLC and MaryMed, LLC, effective as of May 8, 2020
10.14#*	Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated November 8, 2017
10.15#	First Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated December 7, 2018
10.16#	Second Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated September 25, 2019
10.17#	Third Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 18, 2020
10.18#	Fourth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated April 10, 2020
10.19†#	Employment Agreement between Vireo Health, Inc. and Amber Shimpa, effective as of December 1, 2020
10.20†#	Employment Agreement between Vireo Health, Inc. and Kyle E. Kingsley, effective as of December 28, 2020
10.21†#	Employment Agreement between Vireo Health, Inc. and Christian Gonzalez-Ocasio, effective as of December 1, 2020

10.22†#   Employment Agreement between Vireo Health, Inc. and John Heller, effective as of December 1, 2020

10.23+   Credit Agreement, dated March 25, 2021 by and among Vireo Health International, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 25, 2021)

10.24+   Purchase Agreement, dated November 1, 2021, by and among S Flower N Phoenix, Inc., ANR Management, LLC, Arizona Natural Remedies Inc., Elephant Head Farms LLC, and Retail Management Associates LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 5, 2021)

10.25*+   Purchase and Sale Agreement and Joint Escrow Instructions, dated September 1, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.26*   First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated September 24, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.27*   Third Amendment to Lease Agreement, dated September 24, 2021, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.28+   Third Amendment to Credit Agreement, dated January 31, 2022, among Goodness Growth Holdings, Inc., the other Borrowers party thereto, the Lenders party thereto, and Chicago Atlantic Admin, LLC as agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 3, 2022)

10.29†   Amendment to Employment Agreement, dated February 2, 2022, by and among Kyle Kingsley, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 8, 2022)

10.30†   Amendment to Employment Agreement, dated February 2, 2022, by and among John Heller, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 8, 2022)

10.32†   Amendment to Employment Agreement, dated February 2, 2022, by and among Amber Shimpa, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed February 8, 2022)

10.33   Fourth Amendment to Credit Agreement, dated March 2, 2022, by and among Goodness Growth Holdings, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K filed March 15, 2022)

10.34†   Employment Agreement between Joshua Rosen and Vireo Health, Inc., dated December 4, 2022 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 8, 2022)

10.35†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Kyle Kingsley (incorporated by reference to Exhibit 10.35 to the our Annual Report on Form 10-K filed March 31, 2023)

10.36†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and John Heller (incorporated by reference to Exhibit 10.36 to Annual Report on Form 10-K filed March 31, 2023)

10.37†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters (incorporated by reference to Exhibit 10.35 to the our Annual Report on Form 10-K filed March 31, 2023)

10.38†   Sixth Amendment to Credit Agreement and First Amendment to Security Agreement, dated as of March 31, 2023, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.45 to the our Registration Statement on Form S-1 filed August 4, 2023)

10.39†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa (incorporated by reference to Exhibit 10.39 to the our Annual Report on Form 10-K filed March 31, 2023)

10.40†   Third Amendment to Employment Agreement among Goodness Growth Holdings, Vireo Health, Inc. and Kyle Kingsley, effectve February 12, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 17, 2023)

10.41†   First Amendment to Employment Agreement, effective February 12, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Joshua Rosen (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 17, 2023)

10.42†   Third Amendment to Employment Agreement, effective February 12, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed February 17, 2023)

10.43   Fifth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 24, 2023 (incorporated by reference to Exhibit 10.43 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022)

10.44   Fourth Amendment to Lease Agreement, dated February 24, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.44 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022)

10.45   Consulting Agreement, dated May 24, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited ULC (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form S-1 filed August 4, 2023)

10.46   Options Agreement dated as of August 11, 2023, by and among Vireo Health, Inc., HA-MD LLC, and certain other parties specified therein (incorporated by reference to Exhibit 10.47 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)

10.47   First Amendment to the Consulting Agreement, dated September 20, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited, LLC (incorporated by reference to Exhibit 10.48 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)

10.48†   Separation Agreement dated September 21, 2023, between Vireo Health, Inc., and John Heller (incorporated by reference to Exhibit 10.49 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)

10.49†	Third Amendment to Employment Agreement by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and John Heller, dated June 7, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 12, 2023)
10.50†	Fourth Amendment to Employment Agreement by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Amber Shimpa, dated December 21, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 9, 2024)
10.51†	Goodness Growth Holdings, Inc. Nonstatutory Stock Option Agreement for Amber Shimpa dated December 21, 2023 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 9, 2024)
10.52**	Fifth Amendment to Lease Agreement, dated October 27, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC
10.53†**	Goodness Growth Holdings, Inc. Non-Plan Stock Option Agreement for Joshua Rosen, dated December 14, 2022
10.54†**	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Kyle Kingsley, dated December 14, 2022
10.55†**	Goodness Growth Holdings, Inc. Incentive Stock Option Agreement for Kyle Kingsley, dated January 4, 2023
10.56†**	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Kyle Kingsley, dated December 14, 2022
10.57†**	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (287,888 options), dated June 7, 2023.
10.58†**	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (1,314,941 options), dated June 7, 2023.
10.59†**	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Patrick Peters, dated December 14, 2022.
10.60†**	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Patrick Peters, dated December 14, 2022.
10.61†**	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Amber Shimpa, dated December 14, 2022.
10.62†**	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Amber Shimpa, dated December 14, 2022.
21.1**	List of Subsidiaries of Goodness Growth Holdings, Inc.
23.1**	Consent of Davidson & Company LLP
24.1**	Power of Attorney (included on signature page)
31.1**	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer

31.2**	Rule 13a-14(a)/15d-14(a) certification of Interim Chief Financial Officer
32.1 ^	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101**	Includes the following financial and related information from Goodness Growth's Annual Report on Form 10-K as of and for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders' Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements
104**	The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL

† Indicates a management contract or compensatory plan or arrangement.
# Previously filed as an exhibit to our registration statement on Form 10 filed on November 5, 2020 (File No. 000-56225) and subsequent amendments to our registration statement on Form 10 filed on December 22, 2020 and January 20, 2021.
* Certain confidential information has been excluded from this exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.
+ Pursuant to Item 601(a)(5) of Regulation S-K, schedules have been omitted and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.
** Filed herewith
^ Furnished herewith

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2024

GOODNESS GROWTH HOLDINGS, INC.

By: */s/ Joshua Rosen*

Name: Joshua Rosen

Title: Chief Executive Officer and Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kyle E. Kingsley and Amber Shimpa acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection with therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ Joshua Rosen Joshua Rosen	Chief Executive Officer, Interim Chief Financial Officer & Director (principal executive officer)	April 1, 2024
/s/ Amber H. Shimpa Amber H. Shimpa	President & Director	April 1, 2024
/s/ Ross M. Hussey Ross M. Hussey	Director	April 1, 2024
/s/ Victor Mancebo Victor Mancebo	Director	April 1, 2024
/s/ Judd T. Nordquist Judd T. Nordquist	Director	April 1, 2024
/s/ Kyle E. Kingsley Kyle E. Kingsley	Executive Chairman and Director	April 1, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _________ to _________ .

Commission file number 000-56225

GOODNESS GROWTH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	**82-3835655** (I.R.S. Employer Identification No.)
207 South 9th Street **Minneapolis, Minnesota** (Address of principal executive offices)	**55402** (Zip Code)

(612) 999-1606
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
Subordinate Voting Shares
Multiple Voting Shares
Super Voting Shares
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10 D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares (based on as converted basis, based on the closing price of these shares on the OTCQX) on June 30, 2023, held by non-affiliates of the registrant was approximately $20,224,616.

As of April 26, 2024, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares –111,041,230; Multiple Voting Shares – 320,851; and Super Voting Shares – 0.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Auditor Name:	Auditor Location:	Auditor Firm ID:
Davidson & Company LLP	**Vancouver, Canada**	**PCAOB ID 731**

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "**Amendment No. 1**") to the Annual Report on Form 10-K of Goodness Growth Holdings, Inc., a British Columbia corporation (referred to as "**Goodness Growth**," the "**Company**," "**we**," "**us**," or "**our**") for the fiscal year ended December 31, 2023, originally filed with the Securities and Exchange Commission ("**SEC**") on April 1, 2024 (the "**Original Form 10-K**"), is being filed for the purpose of including the information required by Part III of Form 10-K. This information was previously omitted from the Original Form 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from our definitive proxy statement if such proxy statement is filed no later than 120 days after our fiscal year-end. We are filing this Amendment No. 1 to include Part III information in our Form 10-K because we do not expect to file a definitive proxy statement containing this information within 120 days after the end of the fiscal year covered by the Form 10-K. We have also revised the Exhibit Index in Part IV to include additional exhibits relating to one of our named executive officers. This Amendment No. 1 amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III of the Original Form 10-K.

In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), updated certifications of the Company's principal executive officer and principal financial officer are included as Exhibits 31.3 and 31.4 hereto. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted. We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment No. 1. This Amendment No. 1 also amends Part IV to add the foregoing certifications.

No other changes have been made to the Original Form 10-K other than those described above. This Amendment No. 1 does not reflect subsequent events occurring after the filing date of the Original Form 10-K or modify or update in any way the financial statements, consents or any other items or disclosures made in the Original Form 10-K in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 10-K and the Company's other filings with the SEC subsequent to the filing of the Original Form 10-K.

TABLE OF CONTENTS

PART III

PART IV

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PART III

Item 10.   Directors, Executive Officers and Corporate Governance

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding each director, director nominee and executive officer of Goodness Growth. The term of office of each of the five current directors will end at the conclusion of the 2024 Annual Meeting of Shareholders. Elected directors serve until the next annual general meeting of the shareholders or until their successors are elected or appointed. A brief biography of each person who serves as a director or executive officer follows the table.

Name	Age*	Position
Dr. Kyle E. Kingsley	49	Executive Chair of the Board
Ross M. Hussey	46	Director
Victor E. Mancebo	40	Director
Judd T. Nordquist	54	Director
Josh Rosen	51	Interim Chief Executive Officer, Interim Chief Financial Officer and Director
Amber H. Shimpa	45	President of Goodness Growth and Chief Executive Officer of Vireo Health of Minnesota
Patrick Peters	50	Executive Vice President, Retail

*   As of the date of filing of this Amendment No. 1.

Dr. Kyle E. Kingsley is a board-certified emergency medicine physician and founder, Executive Chairman and a director of Goodness Growth. Dr. Kingsley served as Chief Executive Officer and chairman on the Board of Goodness Growth from July 2014 to February 2023. Dr. Kingsley has served as a director of Goodness Growth (and its predecessors Vireo Health, Inc./Minnesota Medical Solutions LLC) since July 2014, and he was appointed Executive Chairman of Goodness Growth in February 2023. Dr. Kingsley has expansive experience in starting medical cannabis companies in well-regulated, limited-license states with narrow timelines for implementation. Dr. Kingsley has been involved with all aspects of medical cannabis implementation, from horticulture and manufacturing to finance and policy. Dr. Kingsley's primary goal is to build mainstream, cannabis-based, alternatives to opioids, alcohol, and tobacco. Dr. Kingsley's prior experience with opioid pain medications and alcohol in the emergency department setting was a major reason for his desire to build a science-focused cannabis company. Simultaneously with his emergency medicine staffing responsibilities, Dr. Kingsley founded and developed multiple companies including Clinical Scribes LLC, a medical scribe documentation training and implementation company, which he founded in 2007. Clinical Scribes LLC and its offshoot Medical Scribe Training Systems focus on efficient training of medical professionals, specifically medical scribes. Dr. Kingsley is the author of a wide array of scientifically robust medical scribe training textbooks, "The Ultimate Medical Scribe Handbook" series, which is used by companies across the country to train their medical scribes. Dr. Kingsley founded MedMacros LLC in 2012, a medical documentation augmentation company that provides physicians and other healthcare providers with online templates to improve documentation speed and comprehensiveness. Dr. Kingsley received a Bachelor of Science degree in Biochemistry and a Bachelor of Arts degree in German from University of Minnesota in Duluth and received a Doctor of Medicine degree from the University of Minnesota, Twin Cities. During his time at the University of Minnesota, Duluth, Dr. Kingsley worked extensively in a biochemistry laboratory and developed expertise in HPLC and other laboratory techniques that are directly applicable to the medical cannabis industry. Dr. Kingsley is married to Ms. Shimpa's sister.

Ross M. Hussey is an attorney with over 15 years of experience who practices in multiple states and jurisdictions and focuses primarily on complex litigation and representing private businesses. Mr. Hussey has served as a director of Goodness Growth since July 2020 and is the Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. He has practiced with Smith Jadin Johnson, PLLC since June 2019. From April 2015 through May 2019, he practiced with Benson, Kerrane, Storz & Nelson, PC (now known as Kerrane Storz, P.C.). Mr. Hussey is a founding member of Vireo U.S. where he helped create and launch Minnesota Medical Solutions, LLC. Mr. Hussey previously served as General Counsel for Minnesota Medical Solutions from December of 2014 to March of 2016 before returning to private practice. He also has prior government relations experience and was involved in the

1

implementation of the medical cannabis program in Minnesota. Mr. Hussey holds a Bachelor of Arts degree in Political Science from Gustavus Adolphus College and received a Juris Doctor degree from William Mitchell College of Law.

Victor E. Mancebo is a business professional with over 20 years of experience in a variety of operational, retail, and agricultural leadership roles for several national and regional companies in the United States. Mr. Mancebo has served as a director of Goodness Growth since January 2021 and is a member of the Audit, Compensation and Nominating and Corporate Governance Committees. Mr. Mancebo has amassed executive leadership roles in Real-Estate, Banking, Education, Logistics, Technology, Food Safety, Manufacturing, Agriculture, and Retail. He founded O2 Natural Air LLC, a sustainable climate-control company, in 2022. He has served as Executive Chairman of V7 Ogimaa, Inc, a vertically integrated, multi-state cannabis operator,. since 2021. He has served as the Chief Executive Officer and Director of TheraTrue, Inc., a medical cannabis company, since January 2021. From July 2018 through December 2020, Mr. Mancebo served as the President, Chief Executive Officer and as a Director of Liberty Health Sciences Inc. (OTCQX: LHSIF), a vertically integrated cannabis company with 29 dispensaries and a 250,000 square feet production facility housed on 387 acres in Florida, which has served over 100,000 patients to date. At Liberty Health Sciences Inc., Mr. Mancebo was responsible for the growth and success of various departments including retail, sales, compliance, production, processing, cultivation, construction, facilities, and accounting. Prior to that experience, Mr. Mancebo served as a Partner and Chief Operations Officer at Gelatys, a handcrafted gelato pops company, from April 2016 through April 2018. From 2013 to 2020, Mr. Mancebo served as the Founder and Managing Director at iAgriGroup, an entity focused on providing supporting in the agricultural and food industry, where he was responsible for the expansion, strategy and overall operational execution of the international agriculture and food production company. He holds a B.A. from Florida International University and a Master Black Belt Six Sigma Certification.

Judd T. Nordquist is a Certified Public Accountant with more than 30 years of experience, serving as a Partner and member of the Board of Directors at Abdo L.L.P. and its predecessor until April 2023. Mr. Nordquist has served as a director of Goodness Growth since March 2019 and is a member of the Compensation Committee and the Chair of Audit Committee. He has served on Boards, audit committees, transaction committees and has held leadership roles with several organizations. During his career in public accounting, Mr. Nordquist served in several leadership roles including the Segment Leader for the manufacturing, distribution and agriculture and the Real Estate and Construction segments of the firm where he was responsible for setting the strategic plan and delivering results. Mr. Nordquist helps business owners with business and tax planning, mergers and acquisitions, cash flow management, budgeting, overhead computations, auditing and entrepreneurial consulting services throughout North America and Europe. Mr. Nordquist graduated from Minnesota State University, Mankato with a Bachelor of Science degree in Accounting and is currently attending Harvard University in pursuit of their Corporate Director Certificate. He is a member of the American Institute of Certified Public Accountants, the Minnesota Society of Certified Public Accountants and DFK International.

Josh Rosen is a cannabis industry executive, strategic advisor and business professional with experience in capital markets. Mr. Rosen has served as a director of Goodness Growth since August 2021, and has served as Interim Chief Executive Officer of Goodness Growth since February 2023 and as Interim Chief Financial Officer of Goodness Growth since February of 2023. Mr. Rosen previously served as Interim President of Goodness Growth from December 2022 until his appointment to Interim Chief Executive Officer. Mr. Rosen has served as a Managing Partner of Bengal Capital, a cannabis investment and advisory firm, since December 2020. Mr. Rosen has served as a member of the Board of Body & Mind, Inc. (CS: BAMM), a cannabis company, since February 2023. Through May 2021, Mr. Rosen was a director of 4Front Ventures Corporation (CSE: FFNT); Mr. Rosen was previously Executive Chairman and Chief Executive Officer of 4Front and its predecessor companies, having co-founded 4Front in 2011. Mr. Rosen is on the Board of Manager of Ninety Plus Coffee, LLC, a coffee producer. Earlier in his career, Mr. Rosen held positions at Crystal Rock Capital Management, Credit Suisse (NYSE: CS) and ABN AMRO Bank N.V. (OTCMKTS: AAVMY). Mr. Rosen holds a Bachelor of Arts in Economics and Philosophy from Beloit College.

Amber H. Shimpa has served as President of Goodness Growth since February 2023. Ms. Shimpa also currently serves as Chief Executive Officer of Vireo Health of Minnesota, one of the operational subsidiaries of Goodness Growth. Ms. Shimpa served as a director of the Company from March 2019 to March 2023. Ms. Shimpa also served as the Chief Administrative Officer ("**CAO**") for Goodness Growth from December 2019 to February 2023, and prior to that, as Chief Financial Officer from January 2015 to December 2019. As CAO, she led Goodness Growth's human resources, communications, and policy teams and drove the integration of people and culture for Goodness Growth. She works to perpetuate Goodness Growth's core values and culture as its workforce continues to rapidly expand. Ms. Shimpa spearheads Goodness Growth's Corporate Social Responsibility initiatives and Diversity and Inclusion programs. Ms. Shimpa has 14 years of experience as a financial services professional with various commercial and investment banking organizations. Prior to joining Goodness Growth, Ms. Shimpa spent nine years as Vice President of a $1.6 billion bank focused on commercial, nationwide lending. Her experience in the highly regulated banking environment has engrained quality and control in her leadership and financial management approach. Banking is often seen as a challenge for operators within the cannabis industry. Ms. Shimpa's understanding of the strict compliance requirements in the banking industry, coupled with Goodness Growth's scientific and safe medical model, have led to welcoming discussions with banks, and ultimately the first known open banking relationship with a cannabis-related company in the U.S. Ms. Shimpa holds a Bachelor of Arts degree in Business from the University of North Dakota. Dr. Kyle E. Kingsley is married to Ms. Shimpa's sister.

Patrick Peters is a highly driven retail executive with experience in industry-leading brands across diverse market segments. Mr. Peters is experienced in developing innovative and effective solutions to drive continuous improvement and financial results. He has served as Goodness Growth's Executive Vice President of Retail since November 2020. Prior to that he served as Senior Vice President of Retail, Wholesale, and E-Commerce at Goodness Growth from November 2019 to November 2020. Prior to that, from June 2018 to July 2019, Mr. Peters served as the Regional Director of Rue21, an American specialty retailer of women's and men's casual apparel and accessories, where he managed Rue21's retail locations on the East Coast. Mr. Peters served as a Financial Planner at Northwest Mutual from June 2017 to March 2018, where he assisted individuals with life insurance and financial planning. From June 2013 to February 2017, Mr. Peters served as Chief Operating Officer and Vice President of Retail at Costume SuperCenter, where he focused on growing infrastructure of new e-commerce retail acquisition.

CORPORATE GOVERNANCE

Among others, the Company has a standing Audit Committee. The responsibilities of this committee are described below. Our Board may also establish various other committees to assist it in its responsibilities. The following table summarizes the current membership of the Board and its Audit Committee and the independence of each Board member, which has been assessed in accordance with the rules of the Nasdaq Stock Market ("**Nasdaq Rules**"):

Director Name	Independent	Audit Committee
Dr. Kyle Kingsley	N	
Ross Hussey	Y	Member
Victor Mancebo	Y	Member
Judd Nordquist	Y	Chair
Josh Rosen	Y	

Our Board has adopted an Audit Committee charter that addresses its composition and responsibilities. Copies of such materials are available on our website at investors.vireohealth.com/governance/Governance-Documents.

Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to accounting and financial reporting processes and internal controls for Goodness Growth and the audits of its financial statements, and in ensuring the adequacy and effectiveness of Goodness Growth's risk management programs.

The Audit Committee currently is comprised of three directors Ross M. Hussey, Victor E. Mancebo and Judd T. Nordquist (chair). Each of these directors is, and each director who served on the Audit Committee during fiscal year 2023 was, independent as contemplated by Canadian National Instrument 52-110 – *Audit Committees* ("**NI 52-110**") and the Nasdaq Rules. An audit committee member is independent if the member meets the requirements of NI 52-110, the Nasdaq Rules and has no direct or indirect material relationship with Goodness Growth that could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. The Board has determined that all members of the Audit Committee are financially literate, and that Mr. Nordquist qualifies as an "audit committee financial expert" for purposes of the SEC's rules.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our principal executive, principal financial, and principal accounting officers. The Code of Ethics and Business Conduct is available on our website at investors.vireohealth.com/governance/Governance-Documents.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers to file reports of holdings and transactions in Goodness Growth Shares with the SEC. Based on our records, in 2023, all Section 16 filers met all applicable SEC filing requirements under Section 16(a), except as follows: (i) Form 4 filing for Joshua Rosen due December 10, 2022, filed January 9, 2023; (ii) Form 4 filing for John Andrew Heller due June 9, 2023, filed June 14, 2023; (iii) Form 4 for J. Michael Schroeder due June 9, 2023, filed June 14, 2023; (iv) Form 3 filing for Chicago Atlantic Credit Opportunities due June 2, 2023, filed July 14, 2023; (v) Form 4/A for Amber Shimpa due December 16, 2022, filed January 8, 2024; and (vi) Form 4 for Amber Shimpa due December 23, 2023 filed January 8, 2024.

Item 11.   Executive Compensation

DIRECTOR COMPENSATION

Only non-employee directors receive compensation for their services as directors. For information about the compensation of Dr. Kingsley, Mr. Rosen and Ms. Shimpa, see the section entitled "*Information Concerning Executive Compensation*" below. Dr. Kingsley and Mr. Rosen served on the Board for all of 2023. Ms. Shimpa resigned from the Board in March 2023.

The director compensation program is intended to provide a total compensation package that enables Goodness Growth to attract and retain qualified and experienced directors and to align our directors' interests with those of our shareholders by including a substantial portion of their compensation in Goodness Shares. The Compensation Committee makes a recommendation to the N&G Committee regarding director compensation, which the N&G Committee will then approve, modify, or reject. The N&G Committee will then propose such compensation to the Board for approval. The Compensation Committee, N&G Committee, and the Board consider committee assignments and committee chair responsibilities, as well as the overall time requirements of the directors in determining the level of long-term equity incentive awards to be granted, if any.

For 2023, non-employee director compensation was comprised of an annual cash retainer of $71,000. No equity grants were made to non-employee directors for 2023.

The following table reflects the total compensation earned by or paid to our non-employee directors in 2023.

Director Compensation for 2023

Name and Principal Position	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	Stock Awards ($)[2]	Total ($)
Chelsea A Grayson[3]	38,000	—	—	—
Ross M. Hussey	71,000	—	—	71,000
Victor E. Mancebo	71,000	—	—	71,000
Judd T. Nordquist	71,000	—	—	71,000

(1) At December 31, 2023, the directors had the following Goodness Options outstanding: Mr. Hussey held 175,025 vested Goodness Options and 60,105 unvested Goodness Options that vested in full on March 31, 2024; Mr. Mancebo held 109,526 vested Goodness Options and 59,988 unvested Goodness Options that vested in full on March 31, 2024;

Mr. Nordquist held 450,465 vested Goodness Options and 140,239 unvested options that vested in full on March 31, 2024.

(2) At December 31, 2023, the directors had the following Goodness restricted stock units ("**Goodness RSUs**") outstanding: Mr. Hussey held 39,637 vested Goodness RSUs and 22,113 unvested RSUs that vest ratably on the first three anniversaries of the grant date, March 15, 2022, and 57,161 unvested RSUs that vest ratably on the first three anniversaries of the grant date, December 14, 2022; Mr. Mancebo held 39,637 vested Goodness RSUs and 22,113 unvested RSUs that vest ratably on the first three anniversaries of the grant date, March 15, 2022, and 57,161 unvested RSUs that vest ratably on the first three anniversaries of the grant date, December 14, 2022; Mr. Nordquist held 39,637 vested Goodness RSUs and 22,113 unvested RSUs that vest ratably on the first three anniversaries of the grant date, March 15, 2022, and 57,161 unvested RSUs that vest ratably on the first three anniversaries f the grant date, December 14, 2022. All RSUs settle and pay out the third anniversary of the grant date.

(3) Ms. Grayson resigned from the Company's Board in March 2023.

EXECUTIVE COMPENSATION

Overview of Executive Compensation

As an "emerging growth company" and "smaller reporting company" under the rules and regulations of the SEC, Goodness Growth is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. These reporting obligations extend only to our "named executive officers", who, under the rules for a "smaller reporting company," are the individuals who: (1) served as our principal executive officer; (2) our two most highly compensated executive officers other than the principal executive officer; and (3) up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as one of our executive officers at the end of our last completed fiscal year (collectively, the "**named executive officers**" or "**NEOs**").

The Board is authorized to review and approve annually all compensation decisions relating to the executive officers of Goodness Growth. In accordance with reduced disclosure rules applicable to emerging growth companies as set forth in Item 402 of Regulation S-K, this section explains how Goodness Growth's compensation program is structured for its named executive officers.

For 2023, our named executive officers were Dr. Kyle E. Kingsley (former chief executive officer), Joshua Rosen (in his capacity as interim chief executive officer and interim chief financial officer), Amber Shimpa (President and corporate secretary), Patrick Peters (executive vice president of retail), John Heller (former chief financial officer), and J. Michael Schroeder (former General Counsel and Chief of Compliance).

Compensation Governance

The Board has not adopted any formal policies or procedures to determine the compensation of our directors or executive officers. The compensation of the directors and executive officers making over $200,000 per year is determined by the Board, based on the recommendations of the Compensation Committee. Recommendations of the Compensation Committee are made giving consideration to the objectives discussed below and, if applicable, considering applicable industry data.

For details regarding the role and composition of the Compensation Committee, see "*Board of Directors, Committees, and Governance* – Committees of Our Board of Directors". For details regarding the experience of the members of the Compensation Committee, see "*Directors and Executive Officers*" and "*Board of Directors, Committees, and Governance*."

The role and responsibility of the Compensation Committee is to assist the Board in fulfilling its responsibilities for establishing compensation philosophy and guidelines. Additionally, the Compensation Committee has responsibility for recommending to the Board compensation levels for directors, recommending compensation levels, perquisites and supplemental benefits for the executive officers. In addition, the Compensation Committee is charged with reviewing Goodness Growth's equity incentive plans, including the The Vireo Health Internation Inc. 2019 Equity Incentive Plan (the "**2019 Incentive Plan**"), and proposing changes thereto and recommending any other employee benefit plans, incentive awards and perquisites with respect to the directors and executive officers. The Compensation Committee is responsible for approving any equity or incentive awards under the 2019 Incentive Plan. The Compensation Committee is also responsible for reviewing, approving and reporting to the Board annually (or more frequently as required) on our succession plans for our executive officers, and for overseeing our Board annual self-evaluation process.

The Compensation Committee endeavors to ensure that the philosophy and operation of our compensation program reinforces our culture and values, creates a balance between risk and reward, attracts, motivates and retains executive officers over the long-term and aligns their interests with those of our shareholders. In addition, the Compensation Committee reviews our annual disclosure regarding executive compensation for inclusion where appropriate in our disclosure documents.

Elements of Compensation

Base Salary

Base salary is the fixed portion of each executive officer's total compensation. It is designed to provide income certainty. In determining the base level of compensation for the executive officers, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive, and overall performance and the time which the executive officer is required to devote to Goodness Growth in fulfilling his or her responsibilities.

Long-Term Equity Incentive Awards

Long-term incentives are intended to align the interests of Goodness Growth's directors and executive officers with those of the shareholders and to provide a long-term incentive that rewards these parties for their contribution to the creation of shareholder value. In establishing the number of Goodness Options, stock appreciation rights ("**SARs**"), restricted stock ("**Goodness RS Awards**") and Goodness RSUs to be granted, if any, reference is made to the recommendations made by the Compensation Committee as well as, from time to time, the number of similar awards granted to officers and directors of other publicly- traded companies of similar size, in the same business as Goodness Growth. The Compensation Committee and the Board also consider previous grants of Goodness Options and the overall number of Goodness Options that are outstanding relative to the number of outstanding securities in determining whether to make any new grants of Goodness Options, SARs, Goodness RS Awards or Goodness RSUs and the size and terms of any such grants. With respect to executive officers, the Compensation Committee and the Board also consider the level of effort, time, responsibility, ability, experience, and level of commitment of the executive officer in determining the level of long-term equity incentive awards.

Summary Compensation Table

The following table sets forth all compensation paid to or earned by the NEOs during the years 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(5)	Stock Awards ($)(6)	All Other Compensation ($)(1)	Total ($)
Dr. Kyle E. Kingsley	2023	275,000	682,256	—	176	957,432
Former Chief Executive Officer(2) and Executive Chair of the Board	2022	360,000	558,435	672,430	176	1,591,041
Josh Rosen	2023	300,000	—	—	176	300,176
Interim Chief Executive Officer and Chief Financial Officer	2022	11,538	528,093	49,202	65,791 (8)	654,624
John A. Heller	2023	340,000	215,035	—	176	555,211
Former Chief Financial Officer(3)	2022	300,000	269,687	305,650	176	875,513
Amber Shimpa	2023	260,000	164,061	—	176	424,237
President and Corporate Secretary	2022	260,000	233,729	264,897	176	758,802
J. Michael Schroeder	2023	250,000	87,861	—	176	338,037
Former General Counsel and Chief Compliance Officer(4)(7)						
Patrick Peters	2023	200,000	—	—	176	200,176
Executive Vice President of Retail(7)						

(1) Consists of life insurance premiums paid on the executive's behalf.

(2) Dr. Kingsley resigned from the position of Chief Executive Officer on February 14, 2023.

(3) Mr. Heller was Goodness Growth's Chief Financial Officer until September 26, 2023.

(4) Mr. Schroeder was Goodness Growth's General Counsel and Chief Compliance Officer until December 15, 2023.

(5) The amounts reported in the Option Awards column reflects aggregate grant date fair value computed in accordance with ASC Topic 718, Compensation—Stock Compensation. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the director. The assumptions used in calculating the valuations are set forth in Note 17 to the Goodness Growth Audited Financial Statements in the Goodness Growth Annual Report. At December 31, 2023 the NEOs had the following Goodness Options outstanding: Mr. Kingsley held 5,545,763 vested Goodness Options, 356,263 unvested Goodness Options which vest ratably at each quarter end until fully vested on March 31, 2026, and 503,552 unvested Goodness Options which vest ratably at each quarter end until fully vested on December 31, 2026; Mr. Heller held 1,422,899 vested Goodness Options and 0 unvested options; Ms. Shimpa held 3,099,946 vested Goodness Options, 140,346 unvested Goodness Options which vest ratably at each quarter end until fully vested on March 31, 2026, 240,963 unvested Goodness Options which vest ratably at each quarter end until fully vested on December 31, 2026, and 750,000 unvested Goodness Options of which 150,000 vest on December 31, 2024, and the remainder vest ratably at each quarter end until fully vested on December 31, 2027; Mr. Rosen held 2,079,468 vested Goodness Options and 39,985 unvested Goodness Options which fully vest on March 31, 2024; Mr. Schroeder held 1,532,359 vested Goodness Options and 0 unvested options; Mr. Peters held 583,214 vested Goodness Options, 125,000 unvested Goodness Options which vest ratably at each quarter end until fully vested on December 31, 2023, 107,959 unvested Goodness Options which vest ratably at each quarter end until fully vested on March 31, 2026, and 185,349 unvested Goodness Options which vest ratably until fully vested on December 31, 2026.

(6) The amounts reported in the Stock Awards column reflects aggregate grant date fair value of RSUs computed in accordance with ASC Topic 718, Compensation—Stock Compensation. These amounts reflect our calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the director. The assumptions used in calculating the valuations are set forth in Note 17 to the Goodness Growth Audited Financial Statements in the Goodness Growth Annual Report. At December 31, 2023 the NEOs had the following Goodness RSUs outstanding: Mr. Kingsley held 313,294 vested Goodness RSUs and 175,139 unvested RSUs that vest in two installments on the anniversaries of the grant date, March 15, 2022, and 452,709 unvested RSUs that vest in two installments on the anniversaries of the grant date, December 14, 2022; Mr. Heller held 39,804 vested Goodness RSUs; Ms. Shimpa held 123,667 vested Goodness RSUs and 68,994 unvested RSUs that vest in two installments on the anniversaries of the grant date, March 15, 2022, and 178,340 unvested RSUs that vest in two

installments on the anniversaries of the grant date, December 14, 2022; Mr. Rosen held 27,612 vested Goodness RSUs and 11,043 unvested RSUs that vest in two installments on the anniversaries of the grant date, March 15, 2022, and 44,181 unvested RSUs that vest in two installments on the anniversaries of the grant date, December 14, 2022; Mr. Schroeder held 118,911 vested Goodness RSUs; Mr. Peters held 95,129 vested Goodness RSUs and 53,073 unvested RSUs that vest in two installments on the anniversaries of the grant date, March 15, 2022, and 137,185 unvested RSUs that vest in two installments on the anniversaries of the grant date, December 14, 2022.

(7) Messrs. Schroeder and Peters were not named executive officers for 2022.

(8) Also includes director fees paid to Mr. Rosen for his services as a Director of the Company before becoming an employee.

Employment Agreements

Joshua Rosen: On December 4, 2022, Joshua Rosen entered into an employment agreement with Goodness Growth, whereby Goodness Growth agreed to employ Mr. Rosen as its Interim President. The initial term of the agreement was for one year, or until December 4, 2023, subject to termination on an earlier date in accordance with the terms of the employment agreement, or unless either party gives written notice of termination in accordance the terms of the employment agreement. Pursuant to Mr. Rosen's agreement, Goodness Growth agreed to pay Mr. Rosen an annual base salary of $300,000, with a potential annual cash bonus at the discretion and in an amount determined by the board of directors of Vireo Health, Inc., and a grant of equity compensation consisting of stock options to purchase 2,000,000 Subordinate Voting Shares. On February 12, 2023, Mr. Rosen and Goodness Growth entered into an amendment to the employment agreement in which he was promoted to Interim Chief Executive Officer of Goodness Growth.

Dr. Kyle Kingsley: On December 28, 2020, Dr. Kingsley entered into an employment agreement with Goodness Growth, whereby Goodness Growth agreed to continue to employ Dr. Kingsley as Goodness Growth's Chief Executive Officer. The initial term of the agreement is for two years, but automatically extends for a one-year term on each succeeding one-year anniversary of the effective date of the agreement, subject to termination on an earlier date in accordance with the terms of their employment agreement, or unless either party gives written notice of non-renewal to the other party at least 180 days prior to automatic extension. Pursuant to Dr. Kingsley's agreement, Goodness Growth has agreed to pay Dr. Kingsley an annual base salary of $360,000, with a potential annual cash bonus at Goodness Growth's discretion in an amount determined by the Board. On February 2, 2022, Dr. Kingsley and Goodness Growth entered into an amendment to the employment agreement, which provided that (i) he will receive a retention bonus equal to 100% of his annual base salary on the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause (as defined in the employment agreement) or by him without good reason (as defined in the employment agreement), (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause or by him without good reason, and (iii) amended the severance payment rights upon termination of employment after a change in control (as defined in his employment agreement) such that if his employment is terminated by Goodness Growth without cause (as defined in his employment agreement) or by him for good reason (as defined in his employment agreement) during the twelve months following a change in control (as defined in his employment agreement), he will receive a lump sum payment equal to 200% of his annual base salary in place at the time. On February 12, 2023, Dr. Kingsley and Goodness Growth entered into a Third Amendment to the employment agreement which (i) provided for Dr. Kingsley's resignation as Chief Executive Officer and his appointment to the role of Executive Chairman of Goodness Growth, (ii) lowered his annual base compensation to $260,000 per year, notwithstanding anything to the contrary in his employment agreement, and (iii) provides that all calculations of payments due to Dr. Kingsley as a result of a future separation of his employment shall be made as if his base salary were $360,000 per year. All other terms of Dr. Kingsley's employment agreement, as previously amended, remained in effect.

John A. Heller: On December 1, 2020, John A. Heller entered into an employment agreement with Goodness Growth, whereby Goodness Growth agreed to continue to employ Mr. Heller as Goodness Growth's Chief Financial Officer. The initial term of the agreement was for two years, but automatically extends for a one-year term on each succeeding one-year anniversary of the effective date of the agreement, subject to termination on an earlier date in accordance with the terms of their employment agreement, or unless either party gives written notice of non-renewal to the other party at least 180 days prior to automatic extension. Pursuant to Mr. Heller's agreement, Goodness Growth has agreed to pay Mr. Heller an annual base salary of $300,000, with a potential annual cash bonus at Goodness Growth's discretion in an amount determined by Goodness Growth's Chief Executive Officer. On February 2, 2022, Mr. Heller and Goodness Growth entered into the first amendment to the employment agreement, which provided that (i) he will receive a retention bonus equal to 50% of his annual base salary on the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause (as defined in the employment agreement) or by him without good reason (as defined in the employment agreement), and (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause or by him without good reason. Subsequently, on December 14, 2022, Mr. Heller and Goodness Growth entered into the second amendment to the employment agreement, which provided for the grant of equity compensation consisting of (i) stock options to purchase 370,712 Subordinate Voting Shares and (ii) 308,665 RSUs, each which represent the right to receive one Subordinate Voting Share.

Patrick Peters: On December 1, 2020, we entered into an employment agreement with Patrick Peters, in which he agreed to serve as Goodness Growth's Executive Vice President, Retail for an initial term of two years (the "**Peters Employment Agreement**"). Pursuant to the agreement, Mr. Peters received an annual base salary of $200,000, with a potential annual cash bonus at our Chief Executive Officer's discretion and in an amount determined by our Chief Executive Officer. The Peters Employment Agreement contains the same post-termination rights and benefits as our NEOs, which are described below under "*Termination and Change in Control Benefits*." We entered into both the first and second amendments to the Peters Employment Agreement on February 2, 2022 (collectively, the "**Amended Peters Employment Agreement**"). Mr. Peters and Goodness Growth entered into an amendment to the employment agreement, which provided that (i) he will receive a retention bonus equal to 50% of his annual base salary on the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause (as defined in the employment agreement) or by him without good reason (as defined in the employment agreement), and (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause or by him without good reason. The Amended Peters Employment Agreement also provided a grant of stock options to purchase 247,141 Subordinate Voting Shares and a grant of 205,777 restricted stock units, each of which represents the right to receive one Subordinate Voting Share.

Amber Shimpa: We entered into an employment agreement with Ms. Shimpa effective December 1, 2020 (the "**Shimpa Employment Agreement**") with a two-year term, pursuant to which she receives an annual base salary of $260,000, with a potential annual cash bonus at the Company's discretion in an amount determined by our Chief Executive Officer. The Shimpa Employment Agreement contains the same post-termination rights and benefits as our NEOs, which are described below under "*Termination and Change in Control Benefits*." We entered into the first, second, third and fourth amendments to the Shimpa Employment Agreement on February 2, 2022, December 14, 2022, February 12, 2023 and December 21, 2023, respectively (collectively, the "**Amended Shimpa Employment Agreement**"). The Amended Shimpa Employment Agreement, among other things, revised certain termination benefits, provided the terms of equity compensation grants, appointed her President of Goodness Growth and Chief Executive Officer of Vireo, and provided a grant of stock options to purchase 750,000 Subordinate Voting Shares and terms thereof, and a $25,000 cash bonus. As an executive officer, her compensation is reviewed, determined, and approved by the Compensation Committee.

Michael Schroeder: We entered into an employment agreement with Mr. Schroeder effective December 1, 2020 (the "**Schroeder Employment Agreement**") with a two-year term, pursuant to which she receives an annual base salary of $307,500, with a potential annual cash bonus at the Company's discretion in an amount determined by our Chief Executive Officer. The Schroeder Employment Agreement contains the same post-termination rights and benefits as our NEOs, which are described below under "*Termination and Change in Control Benefits*." On February 2, 2022, Mr. Schroeder and Goodness Growth entered into the first amendment to the employment agreement, which provided that (i) he will receive a retention bonus equal to 50% of his annual base salary on the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause (as defined in the employment agreement) or by him without good reason (as defined in the employment agreement), and (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction, provided he is either still employed by Goodness Growth on such date or any termination of his employment prior thereto was not by Goodness Growth for cause or by him without good reason. On July 14, 2022, Mr. Schroeder and Goodness Growth entered into the second amendment to the employment agreement which provided for the grant of equity compensation consisting of (i) stock options to purchase 308,927 Subordinate Voting Shares and (ii) a grant of 257,221 restricted stock units, each of which represent the right to receive on Subordinate Voting Share. On June 7, 2023, Mr. Schroeder and Goodness Growth entered into the third amendment to the employment agreement which provided for the grant of equity compensation consisting of (i) stock options to purchase 400,000 Subordinate Voting Shares and (ii) stock options to purchase 239,907 Subordinate Voting Shares, each which represent the right to receive one Subordinate Voting Share and on the terms and vesting schedule defined in the second amendment.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding equity awards for the NEOs as of December 31, 2023.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Dr. Kyle E. Kingsley	277,092	356,263 (1)	—	$ 1.7700	March 14, 2032
	167,850	503,552 (2)	—	0.3000	December 14, 2032
	5,100,821	—	—	0.3300	May 1, 2028
	262,708	— (3)	—		N/A
	679,064	— (4)	—	—	N/A
Josh Rosen	39,985	—	—	$ 1.7700	March 14, 2032
	79,468	—	—	0.3000	December 14, 2032
	2,000,000	—	—	0.3000	December 14, 2032
	—	16,565 (3)	—	—	N/A
	—	66,272 (4)	—	—	N/A
John A. Heller	1,422,899	—	—	$ 0.1757	June 6, 2033
	—	39,804 (3)	—	—	N/A
Amber Shimpa	1,050,168	—	—	$ 0.1900	January 2, 2028
	1,860,300	—	—	0.3300	May 1, 2028
	109,157	140,346 (1)	—	1.7700	March 14, 2032
	80,321	240,963 (2)	—	0.3000	December 14, 2032
	—	750,000 (5)	—	0.2500	December 20, 2033
	—	103,491 (3)	—	—	N/A
	—	267,510 (4)	—	—	N/A
J. Michael Schroeder	1,050,168	—	—	$ 0.3300	December 21, 2028
	77,231	—	—	0.3000	December 14, 2032
	404,960	—	—	0.1757	June 6, 2033
	—	33,170 (3)	—	—	N/A
	—	85,740 (4)	—	—	N/A
Patrick Peters	62,465	—	—	$ 1.1300	November 19, 2029
	375,000	125,000 (6)	—	1.1900	November 29, 2030
	83,967	107,959 (1)	—	1.7700	March 14, 2032
	61,782	185,349 (2)	—	0.3000	December 14, 2032
	—	79,609 (3)	—	—	N/A
	—	205,777 (4)	—	—	N/A

(1) Goodness Options vest quarterly in equal amounts, with the final tranche vesting on March 31, 2026.

(2) Goodness Options that vest quarterly in equal amounts, with the final tranche vesting on December 31, 2026.

(3) Goodness RSUs that settle on the third anniversary of the grant date March 15, 2022.

(4) Goodness RSUs that settle on the third anniversary of the grant date December 14, 2022.

(5) 25% of these Goodness Options vest on December 31, 2024, and the remainder will vest ratably on the last day of each calendar quarter until fully vested on December 31, 2027.

(6) Goodness Options that vest quarterly in equal amounts, with the final tranche vesting on December 31, 2024.

Retirement Benefit Plans

Goodness Growth did not offer any retirement benefit plans in 2023.

Termination and Change in Control Benefits

Employment Agreements

As described in more detail above, Goodness Growth entered into employment agreements with Dr. Kingsley, Mr. Rosen, Ms. Shimpa and Mr. Peters. The following describes the benefits to which each of these executives is entitled under his employment agreement upon certain events. Under their respective agreements, none of the NEOs is eligible for any post- termination benefits in the event of termination for cause or without good reason or due to his retirement, death, or disability.

Upon a termination without Cause or for Good Reason before any Change in Control (each as defined below), the NEO would be entitled to: (i) severance equal to 50% (200% with respect to Dr. Kingsley) of his annualized base salary payable in equal installments over the 12 month period following termination and (ii) continued participation in Goodness Growth's health insurance, with Goodness Growth paying the portion of the premiums it would pay if he or she were still an employee, through the earliest of: 6 months after termination, the date he becomes eligible for group health insurance from another employer, or the date he is no longer eligible to continue participating in Goodness Growth's group health plan under applicable law.

Upon a termination without Cause or for Good Reason within 12 months after a Change in Control, the NEO would be entitled to: (i) severance equal to 50% of his annualized base salary payable in a lump sum, (ii) continued participation in Goodness Growth's health insurance, with Goodness Growth paying the portion of the premiums it would pay if he or she were still an employee, through the earliest of: 12 months after termination, the date he or she becomes eligible for group health insurance from another employer, or the date he is no longer eligible to continue participating in Goodness Growth's group health plan under applicable law, and (iii) up to $10,000 for outplacement services within 12 months of termination.

If the NEO's employment is terminated without Cause or for Good Reason, and a Change in Control occurs (i) within 6 months after his or her termination date or (ii) within 1 year after his or her termination date, pursuant to an agreement executed within 60 days after his or her termination date, he or she is entitled to an additional cash payment equal to 50% of his or her annualized base salary in a lump sum payment no later than 10 days after the Change in Control.

In addition, pursuant to amendments to their employment agreements, (i) each NEO will receive a cash retention bonus equal to 50% (100% in the case of Dr. Kingsley) of his annual base salary on the closing date of a change in control transaction, provided he or she is either still employed by Goodness Growth on such date or any termination of his or her employment prior thereto was not by Goodness Growth for cause (as defined in the employment agreements) or by him or her without good reason (as defined in the employment agreements), and (ii) previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction. In addition, Dr. Kingsley's amended employment agreement provides that his severance payment rights upon termination of employment after a change in control (as defined in his employment agreement) such that if his employment is terminated by Goodness Growth without cause (as defined in his employment agreement) or by him for good reason (as defined in his employment agreement) during the twelve months following a change in control (as defined in his employment agreement), he will receive a lump sum cash payment equal to 200% of his annual base salary in place at the time.

For purposes of the employment agreements, "*Cause*" means (a) the employee's material failure to perform his job duties competently as reasonably determined by the Board, which is not cured within 15 days of notice; (b) gross misconduct by the employee which the Board reasonably determines is (or will be if continued) demonstrably and materially damaging to Goodness Growth; (c) fraud, misappropriation, or embezzlement by the employee; (d) an act or acts of dishonesty by the employee and intended to result in gain or personal enrichment of the employee at the expense of Goodness Growth; (e) the employee's conviction of or plea of nolo contendere to a felony regardless of whether involving Goodness Growth and whether or not committed during the course of his employment, other than with respect to any criminal penalties related to the illegality of possessing or using Marijuana under the Controlled Substance Act, 21 U.S.C. Section 812(b); (f) his violation of Goodness Growth's Code of Conduct, Employee Handbook or other material written policy, as reasonably determined by the Board, which is not cured within 15 days of notice; or (g) the employee's material breach of his employment agreement or the Restrictive Covenants Agreement.

For purposes of the employment agreements, "*Good Reason*" means the initial occurrence of any of the following events without the employee's consent: (a) a material diminution in the employee's responsibilities, authority or duties or a change in his title; (b) a material diminution in the employee's salary, other than a general reduction in base salaries that affects all similarly situated Goodness Growth employees in substantially the same proportions; (c) a relocation of the employee's principal place of employment to a location more than 50 miles from Goodness Growth's headquarters in Minneapolis, Minnesota; or (d) the material breach of his employment agreement by Goodness Growth; provided, however, that "*Good Reason*" does not exist unless the employee first provides written notice to Goodness Growth within 30 days of the condition's occurrence, such occurrence is not cured by Goodness Growth within 30 days of receipt of such notice, and the employee's termination date occurs within 90 days of the initial occurrence of the condition.

For purposes of the employment agreements and the equity incentive plans, "*Change in Control*" means the occurrence of any of the following events:

(i)   Change in Ownership of Goodness Growth. A change in the ownership of Goodness Growth which occurs on the date that any one person, or more than one person acting as a group ("**Person**"), acquires ownership of the stock of Goodness Growth that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of Goodness Growth, except that any change in the ownership of the stock of Goodness Growth as a result of a private financing of Goodness Growth that is approved by the Board will not be considered a Change in Control.

(ii)   Change in Effective Control of Goodness Growth. If Goodness Growth has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of Goodness Growth which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of Goodness Growth, the acquisition of additional control of Goodness Growth by the same Person will not be considered a Change in Control.

(iii)   Change in Ownership of a Substantial Portion of Goodness Growth's Assets. A change in the ownership of a substantial portion of Goodness Growth's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Goodness Growth that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Goodness Growth immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of Goodness Growth, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

(iv)   Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with Goodness Growth.

(v)   Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

(vi)   Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (A) its sole purpose is to change the jurisdiction of Goodness Growth's incorporation, or (B) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held Goodness Growth's securities immediately before such transaction.

Equity Incentive Plan

Death or Disability

In the event of the termination of a participant's employment due to death or disability, the participant's vested Goodness Options will remain exercisable for six months after the termination date and unvested Goodness Options will be terminated. Goodness Options unexercised during that time period will be terminated.

Change in Control

In the event of a merger of Goodness Growth with or into another corporation or other entity or a Change in Control (as defined above), each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph) without a participant's consent, including, without limitation, that (A) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (B) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (D) (I) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by Goodness Growth without payment), or (II) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (E) any combination of the foregoing. In taking any of the foregoing actions, the administrator does not have to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding Goodness Options, including those not otherwise vested or exercisable, and the Goodness Options will be exercisable for a period of time determined by the administrator.

An award will be considered assumed if, following the merger or Change in Control, the award confers the right to purchase or receive, for each Goodness Share subject to the award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Subordinate Voting Shares for each Goodness Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Goodness Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common shares of the successor corporation or its parent, the administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of a Goodness Option for each Goodness Share subject to such award, to be solely common shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Subordinate Voting Shares in the merger or Change in Control.

Notwithstanding the language in the equity plans, pursuant to the aforementioned employment agreements, previously granted equity awards that remain unvested will vest immediately prior to the closing date of a change in control transaction.

Other Termination

For any other termination of employment, vested Goodness Options remain exercisable for 30 days after the termination date and any unvested Goodness Options and vested Goodness Options not exercised during this time period will be terminated.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Our Equity Compensation Plans

Goodness Growth adopted the 2019 Incentive Plan effective March 18, 2019, permitting the grant of Awards, as more fully described below. In addition, from time to time, we may grant Options as incentives or compensation mechanisms for executives and directors pursuant to their employment agreements.

Equity Compensation Plan Information

The following table sets out information as of December 31, 2023, with respect to outstanding security based compensation arrangements, including the 2019 Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and RSUs ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	9,612,866 [1]	1.10	4,699,767
Equity compensation plans not approved by security holders	22,899,468 [2]	0.28	—
Total	**32,512,334**	**0.53**	**4,699,767**

(1) This figure represents 8,307,947 outstanding Options and 1,304,919 RSUs, each granted under the 2019 Incentive Plan.

(2) This figure represents 21,661,377 outstanding Options and 1,238,091 RSUs granted outside of the 2019 Incentive Plan to certain executive officers and employees pursuant to the terms of their employment agreements or amendments thereto.

At April 29, 2024, the following Awards were outstanding under the 2019 Incentive Plan: (1) Options exercisable for a total of 5,267,073 Shares, representing 3.7% of the then outstanding number of Shares; and (2) RSUs covering the right to receive a total of 1,238,579 Shares, representing 0.9% of the then outstanding number of Shares.

At April 29, 2024, the following Awards were outstanding outside of the 2019 Incentive Plan: (1) Options exercisable for a total of 19,988,675 Shares, representing 14.0% of the then outstanding number of Shares; and (2) RSUs covering the right to receive a total of 1,238,091 Shares, representing 0.9% of the then outstanding number of Shares.

As of April 29, 2024, an aggregate of 4,699,767 Shares remained available for issuance under the 2019 Incentive Plan, representing approximately 3.3% of the then outstanding number of Shares. No Shares are reserved and available for issuance outside of the 2019 Incentive Plan.

Summary of Terms and Conditions of the 2019 Incentive Plan

The principal features of the 2019 Incentive Plan are summarized below.

Purpose

The purpose of the 2019 Incentive Plan is to enable Goodness Growth and its affiliated companies to: (i) attract and retain the best available personnel for positions of substantial responsibility for Goodness Growth, (ii) to provide additional incentive to employees, directors, and consultants of Goodness Growth, and (iii) to promote the success of Goodness Growth's business.

The 2019 Incentive Plan permits the grant of Awards, as defined herein and more fully described below.

Eligibility

Any employees, officers, directors, or consultants of Goodness Growth or its affiliated companies are eligible to participate in the 2019 Incentive Plan if selected by the administrator of the 2019 Incentive Plan, being the Compensation Committee, failing which the administrator of the Plan will be the Board (the "**Participants**"). The basis of participation of an individual under the 2019 Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the 2019 Incentive Plan, will be determined by the Compensation Committee or the Board based on its judgment as to the best interests of Goodness Growth and its shareholders, and therefore cannot be determined in advance.

The maximum number of Shares that may be issued under the 2019 Incentive Plan is 10% of the Shares outstanding from time to time (assuming the conversion of all Multiple Voting Shares into Subordinate Voting Shares). Any Shares subject to an Award under the 2019 Incentive Plan that are forfeited, surrendered, cancelled, repurchased, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant are again available for Awards under the 2019 Incentive Plan. Notwithstanding the foregoing, the maximum number of Shares that may be issued pursuant to the exercise of ISOs is 14,312,633 plus the number of Shares that are again available as a result of the previous sentence, to the extent allowable under the United States Internal Revenue Code of 1986, as amended (the "**Code**") and the Treasury Regulations under the Code.

Awards Options

Options granted under the 2019 Incentive Plan are subject to the terms and conditions established by the Compensation Committee or the Board and set forth in the applicable award agreement. The Compensation Committee or the Board is authorized to grant Options to purchase Shares that are either ISOs, meaning they are intended to satisfy the requirements of Section 422 of the Code, or NSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code.

Under the terms of the 2019 Incentive Plan, the exercise price of the Options will not be less than 100% of the "Fair Market Value" per Share on the date of grant. The "Fair Market Value" on any date means (i) the closing price of the Shares on an established stock exchange on such date, (ii) if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low asked prices for the Shares on the day of determination, or (iii) in the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Compensation Committee or the Board. Notwithstanding the foregoing, in the case of (i) above, as the Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Fair Market Value shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (A) the trading day prior to the date of grant of the Options, and (B) the date of grant of the Options. In addition, in the case of an ISO granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Goodness Growth, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

The maximum term of an Option granted under the 2019 Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder).

Payment in respect of the exercise of an Option may be made in cash, cheque, promissory note (to the extent permitted by applicable law), other Shares, cashless exercise consideration, net exercise, or by such other method as the Compensation Committee or the Board may determine to be appropriate and permitted by applicable law, or any combination of the foregoing.

If a Participant ceases to be an employee, officer, director or consultant of Goodness Growth or an affiliated company, other than upon the Participant's termination as the result of the Participant's death or disability, the Participant may exercise his or her Option within 30 days of termination, or such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent that the Option is vested on the date of termination. If a Participant ceases to be an employee, officer, director or consultant of Goodness Growth or an affiliated company as a result of the Participant's disability, the Participant may exercise his or her Option within 6 months of termination, or such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent the Option is vested on the date of termination. If a Participant dies while an employee, officer, director or consultant of Goodness Growth or an affiliated company, the Option may be exercised within 6 months following the Participant's death, or within such longer period of time as is specified in the award agreement (but not later than the expiration of the term of such Option as set forth in the award agreement) to the extent that the Option is vested on the date of death, by the Participant's designated beneficiary or personal representative or in accordance with the will or the laws of descent. In the case of any unvested Options, the Shares covered by the Option will revert to the 2019 Incentive Plan. Notwithstanding the foregoing, at any time after the grant of an Option, the Compensation Committee or the Board, in its sole discretion, may reduce or waive the vesting criteria applicable to the Option.

Restricted Stock

A restricted stock award is a grant of Shares to a Participant, which Shares are subject to forfeiture restrictions during a restriction period. The restriction period may be based on the passage of time, the achievement of target levels of performance, or the occurrence of such other events as determined by the Compensation Committee, or the Board. Each Award of restricted stock will be evidenced by an award agreement that will specify the restriction period, the number of Shares granted, and such other terms and conditions as the Compensation Committee or the Board determines. The Compensation Committee or the Board can impose such restrictions on the restricted stock as it deems advisable. The Compensation Committee or the Board, in their discretion, may accelerate the time at which any restrictions will lapse or be removed. During the restriction period, Participants holding shares of restricted stock under the 2019 Incentive Plan may not vote those Shares but will be entitled to receive all dividends and other distributions paid with respect to such Shares (unless the Compensation Committee or the Board provide otherwise).

RSUs

An RSU is a bookkeeping entry representing an amount equal to the Fair Market Value of one Share. The Compensation Committee or the Board will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Compensation Committee or the Board may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Compensation Committee or the Board in its discretion. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Compensation Committee or the Board. Notwithstanding the foregoing, at any time after the grant of RSUs, the Compensation Committee or the Board, in their sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Stock Appreciation Rights

An SAR entitles the Participant to receive, upon exercise of the SAR, the increase in the Fair Market Value of a specified number of Shares from the date of the grant of the SAR and the date of exercise payable in Shares. Each SAR grant will be evidenced by an award agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Compensation Committee, in its sole discretion, will determine; provided that the per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be no less than 100% of the Fair Market Value per Share on the date of grant. No SAR may be exercised more than ten years from the grant date.

General

The Compensation Committee or the Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the 2019 Incentive Plan shall be nontransferable except by will, by the laws of descent and distribution, by Rule 701 under the U.S. Securities Act of 1933, as amended, and by National Instrument 45-106 *Prospectus Exemptions*, to the extent applicable. No Participant shall have any rights as a shareholder with respect to Shares covered by Options, SARs, restricted stock awards, or RSUs, unless and until such Awards are settled in Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Shares shall be issued, no certificates for Shares shall be delivered and no payment shall be made under the 2019 Incentive Plan except in compliance with all applicable laws.

The Board may amend, alter, suspend or terminate the 2019 Incentive Plan and the Compensation Committee or the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of Shareholders if such approval is necessary to comply with any applicable laws, (ii) no such amendment, alteration, suspension or termination may impair the rights of a Participant without the Participant's written agreement, and (iii) such amendment, alteration, suspension, discontinuation, or termination is in compliance with CSE Policies.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of Shares or other securities of Goodness Growth, or other change in the corporate structure of Goodness Growth affecting the Shares occurs, the Compensation Committee or the Board will make such adjustment, which is appropriate in order to prevent diminution or enlargement of the benefits or potential benefits to Participants under the 2019 Incentive Plan, to the number and class of shares of stock that may be delivered under the 2019 Incentive Plan and/or the number, class, and price of shares of stock covered by each outstanding Award.

In the event of a merger of Goodness Growth with or into another entity or a change in control, each outstanding Award will be treated as the Compensation Committee or Board determine without a Participant's consent, including, without limitation, that (A) Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation with appropriate adjustments as to the number and kind of shares and prices; (B) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or change in control; (C) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the Compensation Committee or the Board determine, terminate upon or immediately prior to the effectiveness of such merger or change in control; (D) (I) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Compensation Committee or the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by Goodness Growth without payment), or (II) the replacement of such Award with other rights or property selected by the Compensation Committee or Board in its sole discretion; or (E) any combination of the foregoing. In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock and RSUs will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee, officer of consultant of Goodness Growth or any affiliate company, nor will it affect in any way the right of Goodness Growth or an affiliate company to terminate a Participant's employment or engagement at any time, with or without cause, in accordance with applicable law.

Tax Withholding

Goodness Growth may take such action as it deems appropriate to ensure that all applicable federal, state, local, foreign or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth the beneficial ownership of Goodness Growth's Shares as of April 29, 2024 for (i) each member of the Board, (ii) each NEO, (iii) each person known to Goodness Growth to be the beneficial owner of more than 5% of Goodness Growth's securities, and (iv) the directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC. Generally, a person has beneficial ownership of a security if the person possesses sole or shared voting or investment power of that security, including any securities of which a person has the right to acquire beneficial ownership within 60 days. Except as otherwise noted, each beneficial owner listed in the table has sole voting and investment power with regard to the Goodness Shares owned by such person. The ownership percentages are based on the following Goodness Shares outstanding at the close of business on April 29, 2024: 111,041,230 Subordinate Voting Shares, 320,851 Multiple Voting Shares.

Name and Address of Beneficial Owner	Subordinate Voting Shares		Multiple Voting Shares		Total[1]	
	Number Beneficially Owned	% of Total Subordinate Voting Shares	Number Beneficially Owned	% of Total Multiple Voting Shares	Number of Capital Stock Beneficially Owned	% of Total Capital Stock
Robert James Barnard/Black Maple Capital Management LP[2]	16,500,621	14.9	—	—	16,500,621	11.5 %
Chicago Atlantic Group, LP[3]	70,760,789	41.3 %	—	—	70,760,789	34.8 %
NEOs and Directors						
Dr. Kyle E. Kingsley	12,168,411 [4]	10.4 %	—	—	12,168,411	8.2 %
Joshua Rosen	2,849,467 [5]	2.5	—	—	2,849,467	2.0 %
Ross M. Hussey	235,130 [6]	*	16,803	5.2 %	1,915,430	1.3 %
Victor E. Mancebo	169,514 [7]	*	—	—	169,514	*
Judd T. Nordquist	590,704 [8]	*	—	—	590,704	*
Amber Shimpa	3,158,620 [9]	2.8	8,521	2.7 %	4,010,720	2.7 %
Patrick Peters	641,906 [10]	*	—	—	641,906	*
John A. Heller	1,422,899 [11]	1.3	—	—	1,422,899	1.0 %
J. Michael Schroeder	1,532,359 [12]	1.4 %	—	—	1,532,359	1.1 %
Directors and executive officers as a group (7 persons)[13]	18,713,779	15.1 %	26,169	8.2 %	22,430,653	14.4 %

*Less than 1%.

(1) Total share values assume all outstanding Multiple Voting Shares have been converted to Subordinate Voting Shares. Each Multiple Voting Share is convertible into 100 Subordinate Voting Shares.

(2) Reflects the Goodness Shares as reported on the Schedule 13G/A filed by Robert James Barnard ("**Barnard**") and Black Maple Capital Management LP ("**BMC**") with the SEC on January 19, 2024. BMC has sole voting/dispositive power of 4,765,325 subordinate voting shares. BMC is an investment adviser registered with the SEC. The securities reported by BMC on the Schedule 13G/A represent shares beneficially owned by BMC on behalf of its client, Black Maple Capital Partners LP ("**Private Fund**"), a private fund managed by BMC. In its capacity as investment manager to the Private Fund, BMC has sole voting and dispositive power over the securities reported. Barnard has sole voting/dispositive power over 11,735,296 subordinate voting shares. Barnard is the Chief Executive Officer/Chief Investment Officer of BMC, and the control person of BMC as the managing member of Black Maple Capital Holdings LLC, the general partner of BMC. The securities reported by Barnard on the Schedule 13G/A represent: (i) shares beneficially owned by Barnard on behalf of two limited liability companies, Waheela LLC and AFANC LLC, for which Barnard serves as the manager; and (ii) shares beneficially owned by BMC on behalf of the Private Fund (as reported on the BMC cover page). Barnard has sole voting and dispositive power over the securities held by Waheela LLC and AFANC LLC. Barnard and BMC each have an address of 250 East Wisconsin Avenue, Suite 1250 Milwaukee, WI 53202.

(3) Reflects the Goodness Shares as reported on Schedule 13D filed with the SEC on July 14, 2023 on behalf of Chicago Atlantic Group, LP ("**CAG**"), Chicago Atlantic Credit Opportunities, LLC ("**CACO**"), Chicago Atlantic Advisers, LLC ("**CAA**"), Chicago Atlantic Manager, LLC ("**CAM**"), Chicago Atlantic GP Holdings, LLC ("**CAGPH**") and Chicago Atlantic Group GP, LLC ("**CAGGP**"). CAA is the investment manager to CACO. CAM is the managing member of CACO, and CAGPH is its managing member. CAG is the managing member of CAA and CAGGP is the general partner of CAG. Amount reported includes 54,008,965.5 shares underlying Convertible Notes, 4,894,561 shares underlying Warrants and 1,196,618 shares underlying warrants with an exercise price of C$3.50 issued in March 2021. The business address of the reporting persons is 420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.

(4) Includes 5,627,311 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(5) Includes 730,014 Subordinate Voting Shares owned by Bengal Catalyst Fund LP. As Managing Partner of Bengal Capital, Mr. Rosen has shared voting control over these shares. Also includes 2,119,453 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(6) Includes 235,130 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(7) Includes 169,514 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(8) Includes 590,704 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(9) Includes 3,135,620 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(10) Includes 641,906 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(11) Includes 1,422,889 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(12) Includes 1,532,359 Goodness Options to purchase Subordinate Voting Shares that are exercisable within 60 days of April 25, 2024.

(13) Includes all directors and current executive officers.

Item 13.   **Certain Relationships and Related Transactions and Director Independence**

RELATED PARTY TRANSACTIONS

A related party transaction includes any transaction or proposed transaction in which Goodness Growth is or will be a participant, the aggregate amount involved exceeds the lesser of $120,000 or 1% of the average of Goodness Growth's total assets at year-end for the last two completed fiscal years, and any related party has or will have a direct or indirect material interest. Related parties include any person who is or was (since January 1, 2022, even if such person does not presently serve in that role) an executive officer or director of the Company, any shareholder beneficially owning more than 5% of any class of our voting securities or an immediate family member of any such persons. The Audit Committee is charged with oversight over related party transactions in which the Company is a participant.

Transactions with Related Parties

On August 17, 2021, the Company entered into a consulting agreement with Bengal Impact Partners, LLC ("**Bengal**") to serve as a strategic advisor to the Company, as amended by amendment dated December 12, 2022 (as so amended, the "**Consulting Agreement**"). Mr. Rosen, one of our directors and currently our Interim Chief Executive Officer and Interim Chief Financial Officer, is a managing partner at Bengal and has shared voting and profits interests in the firm. Pursuant to the terms of the Consulting Agreement, the Company paid Bengal a total cash amount of $141,613 cash, including $111,613 during 2022, issued 75,000 five-year warrants to purchase subordinate voting shares with a strike price of $1.62 per share, and issued 75,000 five-year warrants to purchase subordinate voting shares at $1.36 per share. The Company has no additional obligation to compensate Bengal under the Consulting Agreement.

DIRECTOR INDEPENDENCE

The independence of our directors is determined under the Nasdaq Rules and within the meaning of the terms defined in sections 1.4 and 1.5 of NI 52-110.

The Board has determined that three of our five current directors are independent persons under the Nasdaq Rules and NI 52-110, which is the majority of our Board: Ross M. Hussey, Victor E. Mancebo, and Judd T. Nordquist. Dr. Kyle E. Kingsley and Josh Rosen are executive officers of Goodness Growth and are therefore not independent. During fiscal year 2023, the Board determined that four of our seven then-serving directors were independent persons under the Nasdaq Rules and NI 52-110: Chelsea A. Grayson, Ross M. Hussey, Victor E. Mancebo and Judd T. Nordquist. Dr. Kyle E. Kingsley, Josh Rosen and Amber H. Shimpa were executive officers of Goodness Growth and were therefore not independent.

The independent directors meet in executive session, without the presence of non-independent directors and members of management, in conjunction with each regularly scheduled meeting of the Board. During 2023, five executive sessions were held. The Board encourages its independent directors to meet formally or informally without any non-independent directors, including members of management, being present, on an as-needed basis. In addition, the small size of the Board helps to create an atmosphere conducive to candid and open discussion among all directors.

Directors are required to attend Goodness Growth's annual meeting of shareholders, unless an urgent event intervenes. All seven of the then-serving directors attended the 2022 annual meeting of shareholders.

Item 14.   Principal Accountant Fees and Services

Pre-Approval Policies and Procedures

The Audit Committee charter imposes a duty on the Audit Committee to preapprove all auditing services performed for us by our independent auditors, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors' independence. Certain minimal non-audit services may be approved by the Chair of the Audit Committee on behalf of the committee in accordance with the requirements of NI 52-110. All other non-audit services must be approved by the Audit Committee as a whole.

Audit Committee Oversight

At no time since the commencement of Goodness Growth's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Auditor Fees

The Audit Committee charter requires the pre-approval of any and all audit services and permissible non-audit services to be performed by Goodness Growth's independent public accounting firm. All fees and services described in the table below were pre-approved by the Audit Committee. The aggregate fees billed for professional services provided by Davidson & Company LLP for the fiscal years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Audit Fees	$ 804,406	$ 556,981
Tax Fees[1]	$ 75,803	$ 119,860
All Other Fees	—	—
Total	$ 880,209	$ 676,841

(1) Includes fees for services related to preparing and filing Form T1134 Information Return Relating to Controlled and Not Controlled Foreign Affiliates of Goodness Growth and the T2 Corporation Income Tax Return together with related schedules.

Item 15.   **Exhibits and Financial Statement Schedules**

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1+	Arrangement Agreement between Verano Holdings Corp. and Goodness Growth Holdings, Inc., dated January 31, 2022 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on February 3, 2022)
3.1#	Articles of Goodness Growth Holdings, Inc.
3.2	Certificate of Name Change, dated June 9, 2021 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 9, 2021)
3.3	Notice of Articles, dated June 9, 2021 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 9, 2021)
4.1#*	Coattail Agreement, dated March 18, 2019, by and among Kyle E. Kingsley, Vireo Health International, Inc. and Odyssey Trust Company
4.2#	Form of Warrant to Purchase Subordinate Voting Shares of Vireo Health International, Inc.
4.3	Description of Securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 10-K for the year ended December 31, 2020)
4.4	Form of Warrant Agreement for Credit Facility's Lenders and Agent (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 25, 2021)
4.5	Form of Voting Support Agreement dated January 31, 2022 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 3, 2022)
4.6	Lock-Up Agreement between Verano Holdings Corp. and Kyle Kingsley, dated January 31, 2022 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on February 3, 2022)
4.7	Form of Warrant Certificate dated April 28, 2023 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-1 filed on August 4, 2023)
4.8	Form of Convertible Note dated April 28, 2023 (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-1 filed on August 4, 2023)
10.1†#	Vireo Health, Inc. 2018 Equity Incentive Plan
10.2†#	Vireo Health International, Inc. 2019 Equity Incentive Plan
10. 3†#	Form of Incentive Stock Option Agreement under the Vireo Health, Inc. 2018 Equity Incentive Plan
10.4†#	Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Directors)

10.5†#	Form of Incentive Stock Option Agreement under the Vireo Health International, Inc. 2019 Equity Incentive Plan (Officers)
10.6†#	Incentive Stock Option Agreement by and between Vireo Health International, Inc. and Kyle Kingsley, as of March 18, 2019
10.9#*	Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated October 23, 2017
10.10#	First Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated December 7, 2018
10.11#	Second Amendment to Lease Agreement between IIP-NY 2 LLC and Vireo Health of New York, LLC, dated April 10, 2020
10.12#*	Commercial Lease Agreement by and between 100 Enterprise Drive, LLC and MaryMed, LLC, dated April 21, 2017
10.13#	Lease Amendment by and between 100 Enterprise Drive, LLC and MaryMed, LLC, effective as of May 8, 2020
10.14#*	Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated November 8, 2017
10.15#	First Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated December 7, 2018
10.16#	Second Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated September 25, 2019
10.17#	Third Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 18, 2020
10.18#	Fourth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated April 10, 2020
10.19†#	Employment Agreement between Vireo Health, Inc. and Amber Shimpa, effective as of December 1, 2020
10.20†#	Employment Agreement between Vireo Health, Inc. and Kyle E. Kingsley, effective as of December 28, 2020
10.21†#	Employment Agreement between Vireo Health, Inc. and Christian Gonzalez-Ocasio, effective as of December 1, 2020
10.22†#	Employment Agreement between Vireo Health, Inc. and John Heller, effective as of December 1, 2020
10.23+	Credit Agreement, dated March 25, 2021 by and among Vireo Health International, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 25, 2021)
10.24+	Purchase Agreement, dated November 1, 2021, by and among S Flower N Phoenix, Inc., ANR Management, LLC, Arizona Natural Remedies Inc., Elephant Head Farms LLC, and Retail Management Associates LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 5, 2021)

10.25*+   Purchase and Sale Agreement and Joint Escrow Instructions, dated September 1, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.26*   First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated September 24, 2021, by and between Vireo Health of New York, LLC and IIP-NY 2 LLC (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.27*   Third Amendment to Lease Agreement, dated September 24, 2021, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.28+   Third Amendment to Credit Agreement, dated January 31, 2022, among Goodness Growth Holdings, Inc., the other Borrowers party thereto, the Lenders party thereto, and Chicago Atlantic Admin, LLC as agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 3, 2022)

10.29†   Amendment to Employment Agreement, dated February 2, 2022, by and among Kyle Kingsley, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 8, 2022)

10.30†   Amendment to Employment Agreement, dated February 2, 2022, by and among John Heller, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 8, 2022)

10.32†   Amendment to Employment Agreement, dated February 2, 2022, by and among Amber Shimpa, Goodness Growth Holdings, Inc., and Vireo Health, Inc. (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed February 8, 2022)

10.33   Fourth Amendment to Credit Agreement, dated March 2, 2022, by and among Goodness Growth Holdings, Inc., and certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC as administrative and collateral agent (incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K filed March 15, 2022)

10.34†   Employment Agreement between Joshua Rosen and Vireo Health, Inc., dated December 4, 2022 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 8, 2022)

10.35†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Kyle Kingsley (incorporated by reference to Exhibit 10.35 to our Annual Report on Form 10-K filed March 31, 2023)

10.36†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and John Heller (incorporated by reference to Exhibit 10.36 to Annual Report on Form 10-K filed March 31, 2023)

10.38†   Sixth Amendment to Credit Agreement and First Amendment to Security Agreement, dated as of March 31, 2023, by and among Goodness Growth Holdings, Inc. and certain of its subsidiaries, the persons from time-to-time parties thereto as guarantors, the lenders party thereto, and Chicago Atlantic Advisers, LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form S-1 filed August 4, 2023)

10.39†   Second Amendment to Employment Agreement, effective December 14, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa (incorporated by reference to Exhibit 10.39 to our Annual Report on Form 10-K filed March 31, 2023)

10.40†	Third Amendment to Employment Agreement among Goodness Growth Holdings, Vireo Health, Inc. and Kyle Kingsley, effectve February 12, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed February 17, 2023)
10.41†	First Amendment to Employment Agreement, effective February 12, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Joshua Rosen (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed February 17, 2023)
10.42†	Third Amendment to Employment Agreement, effective February 12, 2023, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Amber Shimpa (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed February 17, 2023)
10.43	Fifth Amendment to Lease Agreement between IIP-MN 1 LLC and Minnesota Medical Solutions, LLC, dated February 24, 2023 (incorporated by reference to Exhibit 10.43 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
10.44	Fourth Amendment to Lease Agreement, dated February 24, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.44 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
10.45	Consulting Agreement, dated May 24, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited ULC (incorporated by reference to Exhibit 10.46 to our Registration Statement on Form S-1 filed August 4, 2023)
10.46	Options Agreement dated as of August 11, 2023, by and among Vireo Health, Inc., HA-MD LLC, and certain other parties specified therein (incorporated by reference to Exhibit 10.47 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)
10.47	First Amendment to the Consulting Agreement, dated September 20, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited, LLC (incorporated by reference to Exhibit 10.48 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)
10.48†	Separation Agreement dated September 21, 2023, between Vireo Health, Inc., and John Heller (incorporated by reference to Exhibit 10.49 to our Quarter Report on Form 10-Q for the quarter ended September 30, 2023)
10.49†	Third Amendment to Employment Agreement by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and John Heller, dated June 7, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed December 12, 2023)
10.50†	Fourth Amendment to Employment Agreement by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Amber Shimpa, dated December 21, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 9, 2024)
10.51†	Goodness Growth Holdings, Inc. Nonstatutory Stock Option Agreement for Amber Shimpa dated December 21, 2023 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 9, 2024)
10.52	Fifth Amendment to Lease Agreement, dated October 27, 2023, by and between IIP-NY 2 LLC and Vireo Health of New York, LLC (incorporated by reference to Exhibit 10.52 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.53†	Goodness Growth Holdings, Inc. Non-Plan Stock Option Agreement for Joshua Rosen, dated December 14, 2022 (incorporated by reference to Exhibit 10.53 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)

10.54	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Kyle Kingsley, dated December 14, 2022 (incorporated by reference to Exhibit 10.54 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.55†	Goodness Growth Holdings, Inc. Incentive Stock Option Agreement for Kyle Kingsley, dated January 4, 2023 (incorporated by reference to Exhibit 10.55 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.56†	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Kyle Kingsley, dated December 14, 2022 (incorporated by reference to Exhibit 10.56 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.57†	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (287,888 options), dated June 7, 2023 (incorporated by reference to Exhibit 10.57 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.58†	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for John Heller (1,314,941 options), dated June 7, 2023 (incorporated by reference to Exhibit 10.58 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.59†	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Patrick Peters, dated December 14, 2022 (incorporated by reference to Exhibit 10.59 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.60†	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Patrick Peters, dated December 14, 2022 (incorporated by reference to Exhibit 10.60 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
10.61†	Goodness Growth Holdings, Inc. Non-Statutory Stock Option Agreement for Amber Shimpa, dated December 14, 2022 (incorporated by reference to Exhibit 10.61 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023).
10.62†	Goodness Growth Holdings, Inc. Non-Plan Restricted Stock Unit Agreement for Amber Shimpa, dated December 14, 2022 (incorporated by reference to Exhibit 10.62 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023).
10.63**	Employment Agreement between Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters, effective as of December 1, 2020
10.64**	First Amendment to Employment Agreement, effective February 2, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc. and Patrick Peters
10.65**	Second Amendment to Employment Agreement, effective February 2, 2022, by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Patrick Peters
21.1	List of Subsidiaries of Goodness Growth Holdings, Inc. (incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
23.1	Consent of Davidson & Company LLP (incorporated by reference to Exhibit 23.1 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer (incorporated by reference to Exhibit 31.1 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
31.2	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer (incorporated by reference to Exhibit 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
31.3**	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer
31.4**	Rule 13a-14(a)/15d-14(a) certification of Chief Financial Officer
32.1	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 to our Annual Report on Form 10 - K for the fiscal year ended December 31, 2023)
101^	Includes the following financial and related information from Goodness Growth's Annual Report on Form 10-K as of and for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders' Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements
104	The cover page from this Annual Report on Form 10-K/A, formatted in Inline XBRL

† Indicates a management contract or compensatory plan or arrangement
# Previously filed as an exhibit to our registration statement on Form 10 filed on November 5, 2020 (File No. 000-56225) and subsequent amendments to our registration statement on Form 10 filed on December 22, 2020 and January 20, 2021
* Certain confidential information has been excluded from this exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential
+ Pursuant to Item 601(a)(5) of Regulation S-K, schedules have been omitted and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request
** Filed herewith
^ Previously filed with the Original Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024   GOODNESS GROWTH HOLDINGS, INC.

By: */s/ Joshua Rosen*


Name: Joshua Rosen

Title: Interim Chief Executive Officer
